Filed pursuant to Rule 424(b)(1)
Registration No. 333-142586

3,000,000

Income Deposit Securities (IDSs)
representing
3,000,000 shares of Class A Common Stock and
$22,500,000 13% Senior Subordinated Notes due 2019

We are offering 3,000,000 IDSs in the United States and Canada representing an aggregate of 3,000,000 shares of our Class A common stock and $22,500,000 aggregate principal amount of our 13% senior subordinated notes due 2019. Each IDS initially represents:

•	one share of our Class A common stock; and

•	a 13% senior subordinated note due 2019 with a $7.50 principal amount.

Our IDSs are listed on the American Stock Exchange under the symbol “OTT.” On June 28, 2007, the last reported sale price for our IDSs as reported on the American Stock Exchange was $19.93 per IDS.

Holders of IDSs may separate the IDSs into the shares of our Class A common stock and senior subordinated notes represented thereby at any time. Similarly, any holder of shares of our Class A common stock and senior subordinated notes may, at any time, combine the applicable number of shares of Class A common stock and principal amount of senior subordinated notes to form IDSs.

We will be permitted to defer interest payments on our senior subordinated notes subject to the limitations described in “Description of Senior Subordinated Notes — Maturity and Interest — Interest Deferral.” Our obligations under the senior subordinated notes will be fully and unconditionally guaranteed by certain of our direct and indirect wholly owned subsidiaries.

Upon a subsequent issuance by us of IDSs or senior subordinated notes of the same series (not in the form of IDSs), a portion of your senior subordinated notes may be automatically exchanged for an identical principal amount of the senior subordinated notes issued in such subsequent issuance, and in that event your IDSs will be replaced with new IDSs. We have determined, after consultation with our tax advisors, that this offering will not result in an automatic exchange.

Investing in our IDSs and the shares of our Class A common stock and senior subordinated notes represented thereby involves risks. See “Risk Factors” beginning on page 11.

	Per IDS(1)	Total

Offering price	$19.80	$59,400,000
Underwriting discount	$0.99	$2,970,000
Proceeds to Otelco Inc. (before expenses)	$18.81	$56,430,000

(1)	The price per IDS is comprised of $11.68 allocated to each share of Class A common stock and $8.11 allocated to each senior subordinated note, plus $0.1 representing accrued interest from June 30, 2007.

We have granted the underwriters an option to purchase up to 450,000 additional IDSs at the offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the IDSs to purchasers in book entry form through the facilities of DTC on or about July 5, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CIBC World Markets	UBS Investment Bank

Raymond James

The date of this prospectus is June 29, 2007

Otelco Inc. Service Territories

Independence
Kansas City
St. Louis
Springfield
ILLINOIS
MISSOURI
QUEBEC
NEW BRUNSWICK
MAINE
Bangor
Augusta
Lewistown
Portland
TENNESSEE
Chattanooga
Huntsville
GEORGIA
Birmingham
ALABAMA
Montgomery
Columbus

Otelco Inc. Service Territories

Summary

The following is a summary of the principal features of this offering of IDSs and should be read together with the more detailed information and financial data and statements contained elsewhere or incorporated by reference in this prospectus. Unless otherwise indicated, the disclosure contained in this prospectus assumes the underwriters’ over-allotment option has not been exercised. Our 2006 financial information included in this prospectus reflects actual results with no pro forma adjustments relating to our acquisition of Mid-Maine Communications, Inc., or Mid-Maine, in July 2006. Except as otherwise indicated, reference in this prospectus to “we”, “us”, “our” or the “Company” refers to Otelco Inc. and its consolidated subsidiaries.

Our Company

Overview

We were formed in 1998 for the purpose of operating and acquiring rural local exchange carriers, or RLECs. Since 1999, we have acquired six RLEC businesses, four of which serve contiguous territories in north central Alabama, one which serves territory adjacent to Bangor, Maine and one which serves a portion of central Missouri. In addition, we provide facilities — based competitive local exchange carrier (CLEC) services in Maine.

We are the sole traditional wireline telephone services provider in several rural communities in Alabama, Maine and Missouri. Our services include local telephone, network access, long distance, Internet access, cable television, network transport services, and other telephone — related services. Our core businesses are local and long distance services and the provision of network access to other wireline, long distance and wireless carriers for calls originated or terminated on our network.

As of March 31, 2007, we operated approximately 65,326 access line equivalents. We believe we are among the top 40 largest local exchange carriers in the United States based on the number of access lines. We operate six incumbent local exchange telephone companies serving rural markets, each of which can trace its history as a local telecommunications provider as far back as the early 1900s. We are able to leverage our long-standing relationship with our local service customers by offering them a broad suite of telecommunications and information services, such as long distance, Internet access and cable television, thereby increasing customer loyalty and average revenue per access line.

Our rural local exchange carriers have generally experienced stable operating results and strong cash flows and operate in supportive regulatory environments. Each of our rural local exchange carriers qualifies as a “rural telephone company” under the federal Communications Act of 1934, as amended, or the Communications Act, so we are currently exempt from certain costly interconnection requirements imposed on incumbent or “historical” local telephone companies, or incumbent local exchange carriers, by the Communications Act. This exemption helps us maintain our strong competitive position. Direct competition is typically limited because rural local exchange carriers primarily serve low customer density communities with predominantly residential customers, and the cost of operations and capital investment requirements for new entrants is high.

We completed an initial public offering of IDSs in December 2004 at which time we converted from a Delaware limited liability company into a Delaware corporation and changed our name from Rural LEC Acquisition LLC to Otelco Inc.

Our Strengths

Consistent and Predictable Cash Flows.  We maintain a recurring revenue stream and stable and predictable cash flows as a result of (i) our established and loyal customer base, which consists primarily of residential customers, (ii) the near-essential nature of telephone services and (iii) the absence of traditional wireline telephone competition in our rural local exchange carrier territories. Our cash flows provided by operating activities were $10.9 million and $16.5 million for the years ended December 31, 2005 and 2006, respectively.

Predictable Capital Expenditure Requirements.  Through 2004, we made significant capital expenditures to upgrade our telephone, cable and Internet networks. Due to these investments, we expect that capital expenditures required to maintain our existing networks will be predictable.

Sole Provider of Integrated Services.  We believe we are the only telecommunications service provider in our rural markets offering an integrated package consisting of local telephone, long distance, Internet access and, in certain markets, cable television, as well as a variety of enhanced features such as caller identification, call waiting, call forwarding and voicemail.

Experienced Management Team.  We are led by an experienced senior management team, the members of which have an average of more than 20 years of telecommunications industry experience. Our management team has successfully integrated six acquisitions since 1999, improving revenues and cash flow significantly while enhancing service quality and broadening service offerings.

Our Strategy

Cross-Sell Additional Services and Introduce New Services.  We will continue to focus on increasing our average revenue per access line through cross-selling additional services to our existing local telephone customers and offering new services to meet our customers’ growing needs.

Continue to Improve Operating Efficiencies and Profitability.  We have achieved significant efficiencies as a result of our operating, regulatory and management expertise. We intend to continue to improve our operating efficiencies by consolidating various administrative functions, and implementing best practices across our company.

Increase Customer Loyalty and Brand Identity.  We believe that our local presence allows us to provide consistent and exceptional customer service that leads to high levels of customer satisfaction and greater demand for our services, thus strengthening our brand identity and customer loyalty.

Expand Through Strategic Acquisitions.  Since January 1999, we have acquired six rural local exchange carrier businesses. We intend to pursue selective strategic mergers or acquisitions, primarily with rural local exchange carriers, which serve a customer base large enough for us to realize operational efficiencies or other strategic benefits.

Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately $54.9 million after deducting underwriting discounts and commissions and other fees and expenses. We will use the net proceeds to reduce indebtedness under the term loan portion of our credit facility.

Our Corporate Information

Our principal executive office is located at 505 Third Avenue East, Oneonta, Alabama 35121, and our telephone number is (205) 625-3574. Our Internet address is www.otelco.net, which is a textual reference only, meaning that the information contained on the website is not part of this prospectus and is not incorporated in this prospectus by reference.

Summary of the Common Stock

Issuer	Otelco Inc.

Shares of Class A common stock represented by IDSs being offered to the public	3,000,000 shares

Shares of common stock to be outstanding following the offering	12,676,733 shares of Class A common stock and 544,671 shares of Class B common stock.

Common Stock	We have 20,000,000 shares of authorized Class A common stock, par value $0.01 per share, and 800,000 shares of authorized Class B common stock, par value $0.01 per share. Class A common stock and Class B common stock are identical in all respects, except that only Class A common stock is eligible to be included in IDSs and entitled to receive dividends and other distributions, as more fully described in “Dividend Policy and Restrictions,” “Description of Capital Stock — Class A Common Stock” and “Description of Capital Stock — Class B Common Stock.” Pursuant to an investor rights agreement we entered into with the holders of the Class B common stock, Class B common stock is exchangeable on a one-for-one basis for IDSs at the holder’s option, subject to the satisfaction of certain conditions. The conditions to such exchange include a financial test related to Adjusted EBITDA (as such term is defined in the indenture governing the notes) which, as of the date of this prospectus, has not been met. After December 21, 2009, the Adjusted EBITDA test will no longer apply and the Class B common stock will be exchangeable for IDSs at the option of the holder subject only to the satisfaction of the other conditions to such exchange. Furthermore, our third amended and restated by-laws, or by-laws, provide that we may only issue additional shares of Class A common stock as part of IDSs. Unless the context otherwise requires, references to our “common stock” throughout this prospectus refer to our Class A common stock and Class B common stock.

Voting rights	Each outstanding share of our common stock carries one vote per share and all classes of common stock vote as a single class on all matters presented to the stockholders for a vote.

Dividends	You will receive quarterly dividends on the shares of our Class A common stock if and to the extent dividends are declared by our board of directors and permitted by applicable law, our certificate of incorporation and the terms of our then outstanding indebtedness. Specifically, the senior subordinated notes indenture and our credit facility both restrict our ability to declare and pay dividends on our common stock as described in detail under “Dividend Policy and Restrictions,” “Description of Senior Subordinated Notes — Certain Covenants — Limitation on Restricted Payments” and “Description of Credit Facility — Interest Deferral/Dividend Suspension.” Our dividend policy contemplates that, subject to applicable law and the terms of our then existing indebtedness, annual dividends will be approximately $0.705 per share of our Class A common stock. Since our initial public offering in December 2004, we have paid dividends on our Class A common stock on or about March 30, June 30, September 30 and December 30 of each year at a rate of $0.705 per share per annum.

However, our board of directors may, in its discretion, modify or repeal this dividend policy at any time. We cannot assure you that we will pay dividends at this level in the future or at all.

Our certificate of incorporation prevents the payment of any dividends, whether in cash or in property, on shares of our Class B common stock.

Dividend payment dates	If declared, dividends on our Class A common stock will be paid quarterly on March 30, June 30, September 30 and December 30 of each year.

Listing	Our Class A common stock is currently listed on the Toronto Stock Exchange under the trading symbol “OTT”; however there is currently no active trading market for our Class A common stock. In addition we will use our commercially reasonable efforts to list our Class A common stock for separate trading on the American Stock Exchange if a sufficient number of shares of our Class A common stock are held separately to meet the minimum requirements for separate trading on the American Stock Exchange for at least 30 consecutive trading days. Within 30 days after the maturity or redemption of the senior subordinated notes, we will use our commercially reasonable efforts to list or quote the outstanding shares of our Class A common stock on the securities exchange(s) or automated securities quotation system(s), if any, on which the IDSs then are listed or quoted, in addition to any other securities exchange on which the Class A common stock is then listed. The shares of Class A common stock offered hereby will be freely tradable without restriction or further registration under the Securities Act, unless they are held by “affiliates” as that term is defined in Rule 144 under the Securities Act, and under the securities legislation in all the provinces (other than the province of Quebec) and territories of Canada, subject to “control person” distribution rules under applicable Canadian provincial and territorial securities laws.

Summary of the Senior Subordinated Notes

Issuer	Otelco Inc.

Senior subordinated notes represented by IDSs being offered to the public	$22,500,000 aggregate principal amount of 13% senior subordinated notes. The notes offered hereby are in addition to the $81.1 million aggregate principal amount of notes issued on December 21, 2004. The notes offered hereby are being offered as additional notes under the same indenture as the previously issued notes and will be treated under that indenture as a single series of notes with the outstanding notes.

Senior subordinated notes to be outstanding following the offering	$103,575,498 aggregate principal amount of 13% senior subordinated notes, of which $95,075,498 will be represented by IDSs.

Interest rate	13% per year.

Interest payment dates	Interest on the notes will accrue from June 30, 2007, which is the most recent date to which interest has been paid on the previously issued notes, and will be paid quarterly in arrears on March 30, June 30, September 30 and December 30 of each year to holders of record on the preceding March 15, June 15, September 15 and December 15, respectively.

Interest deferral	Prior to December 30, 2009, we may, subject to certain restrictions, defer interest payments on our senior subordinated notes on one or more occasions for up to an aggregate period of eight quarters. We will repay all interest deferred prior to December 30, 2009, including interest accrued on deferred interest, on December 30, 2009. In addition, after December 30, 2009, we may, subject to certain restrictions, defer interest payments on our senior subordinated notes on four occasions for not more than an aggregate of two quarters on each occasion, provided that at the end of any interest deferral period following December 30, 2009, we may not further defer interest unless and until all deferred interest including interest accrued on deferred interest is paid in full.

During any interest deferral period and so long as any deferred interest or interest on deferred interest remains outstanding, we will not be permitted to make any payment of dividends on the Class A common stock.

For a detailed description of interest deferral provisions of the indenture, see “Description of Senior Subordinated Notes — Maturity and Interest — Interest Deferral.”

Our credit facility requires that we defer interest on our senior subordinated notes if we fail to meet certain financial tests and other specified conditions so long as we are permitted to defer interest payments under the indenture. See “Description of Credit Facility — Interest Deferral/Dividend Suspension.”

In the event that interest payments on the senior subordinated notes are deferred, you would be required to continue to include the yield on the senior subordinated notes in your income for United States federal income tax purposes as it accrues, even if you do not receive any cash interest payments. See “Material United States Federal Income Tax Considerations — Consequences to U.S. Holders — Senior Subordinated Notes — Stated Interest; Deferral of Interest.”

Maturity date	The senior subordinated notes will mature on December 30, 2019.

Optional redemption	We may, at our option, redeem the senior subordinated notes on the terms set forth in the indenture governing the senior subordinated notes. If the senior subordinated notes are redeemed in whole or in part, the senior subordinated notes and Class A common stock represented by each IDS will be automatically separated and may not be subsequently recombined to form IDSs. See “Description of Senior Subordinated Notes — Optional Redemption.”

Change of control	Upon the occurrence of a change of control, as defined under “Description of Senior Subordinated Notes — Change of Control,” each holder of senior subordinated notes will have the right to require us to repurchase that holder’s senior subordinated notes at a price equal to 101% of the principal amount of the senior subordinated notes being repurchased, plus any accrued but unpaid interest to but not including the repurchase date. If senior subordinated notes are held in the form of IDSs, in order to exercise that right, a holder must separate its IDSs into the shares of Class A common stock and senior subordinated notes represented thereby and hold the senior subordinated notes separately.

Guarantees of senior subordinated notes	The senior subordinated notes will be jointly and severally, fully and unconditionally guaranteed by all our subsidiaries on the closing date of this offering, other than Mid-Missouri Telephone and Mid-Maine Telecom, Inc., on a senior subordinated basis on the terms set forth in the indenture. All guarantors of the senior subordinated notes are guarantors of our credit facility.

Our subsidiaries that are not guarantors accounted for approximately $3.2 million or 18.9% of our total revenues for the three months ended March 31, 2007 and approximately $9.2 million or 16.1% of our total revenues for the year ended December 31, 2006.

Subsequent issuances may affect tax treatment	The indenture governing the senior subordinated notes provides that in the event there is a subsequent issuance of senior subordinated notes (whether or not in the form of IDSs) and the senior subordinated notes are sold with original issue discount, or OID, for U.S. federal income tax purposes having terms that are otherwise identical to the senior subordinated notes (except for the issuance date) in connection with the issuance by us of additional IDSs, including any issuance of IDSs in exchange for shares of Class B common stock, each holder of IDSs or separately held senior subordinated notes, as the case may be, agrees that a portion of such holder’s senior subordinated notes, whether held as part of IDSs or separately, will be exchanged for a portion of the senior subordinated notes acquired by the holders of such subsequently issued senior subordinated notes, and our records of any record holders of senior subordinated notes will be revised to reflect such exchanges. Consequently, following each such subsequent issuance and exchange, each holder of IDSs or separately held senior subordinated notes, as the case may be, will own senior subordinated notes of each separate issuance in the same proportion as each other holder. However, the aggregate principal amount of senior subordinated notes owned by each holder will not change as a result of such subsequent issuance and exchange. Any subsequent issuance of senior subordinated notes by us may affect the tax treatment of the IDSs and senior subordinated notes. See “Material United States Federal Income Tax Considerations — Consequences to U.S. Holders — Senior Subordinated Notes — Additional Issuances.” We have determined, after consultation with our tax advisors, that this offering will not result in an automatic exchange.

Ranking of senior subordinated notes and guarantees	We are a holding company that derives our operating income and cash flow from our subsidiaries. The senior subordinated notes will be our and any guarantor’s unsecured senior subordinated indebtedness, and will be subordinated in right of payment to all our and any guarantor’s existing and future senior indebtedness, including our borrowings and all guarantees of the subsidiary guarantors under the credit facility. The senior subordinated notes and guarantees will rank pari passu in right of payment with all our and any guarantor’s existing and future senior subordinated indebtedness and trade payables except that the contractual subordination provided in the indenture governing the senior subordinated notes may have the effect of causing the holders of the senior subordinated notes to receive less, ratably, than other creditors that are not subject to contractual subordination, and except for statutory priorities provided under the U.S. federal bankruptcy code or other applicable bankruptcy, insolvency and other laws dealing with creditors rights generally. The senior subordinated notes will be effectively subordinated to any of our and any guarantor’s secured indebtedness to the extent of the value of the assets securing the indebtedness. The senior subordinated notes will also be effectively subordinated to all existing and future indebtedness of our subsidiaries that do not guarantee the senior subordinated notes.

The indenture governing the senior subordinated notes permits us and our subsidiary guarantors to incur additional indebtedness, including senior indebtedness, subject to specified limitations. As of March 31, 2007, after giving effect to this offering and the use of proceeds therefrom:

• we and the subsidiary guarantors would have had $65.1 million aggregate principal amount of senior secured indebtedness outstanding under the credit facility, and

• we and the subsidiary guarantors would have had $105.4 million aggregate principal amount of senior subordinated indebtedness outstanding under the indenture governing the senior subordinated notes (including $1.8 million of bond premium).

Restrictive covenants	The indenture governing the senior subordinated notes contains covenants with respect to us and our restricted subsidiaries that restrict:

• the incurrence of additional indebtedness and the issuance of preferred stock and certain redeemable capital stock;

• the payment of dividends on, and redemption of, capital stock;

• a number of other restricted payments, including investments;

• specified sales of assets;

• specified transactions with affiliates;

• the creation of a number of liens; and

• consolidations, mergers and transfers of all or substantially all of our assets.

The indenture also prohibits certain restrictions on distributions from our restricted subsidiaries. All the limitations and prohibitions described above are subject to a number of other important qualifications and exceptions described under “Description of Senior Subordinated Notes — Certain Covenants.”

Listing	We do not anticipate that our senior subordinated notes will be separately listed on any exchange.

Risk Factors

You should carefully consider the information under the heading “Risk Factors” beginning on page 11 and all other information in this prospectus before investing in the IDSs (including the shares of our Class A common stock and senior subordinated notes represented by the IDSs).

Summary Consolidated Financial and Other Information

The following table sets forth our summary consolidated financial and other information. The summary historical consolidated financial information as of December 31, 2002, 2003, 2004, 2005 and 2006 and for each of the five years in the period ended December 31, 2006 was derived from our audited consolidated financial statements.

The summary historical consolidated financial information as of March 31, 2006 and 2007 and for the three month periods ended March 31, 2006 and 2007 were derived from our unaudited consolidated financial statements. In the opinion of management, our unaudited consolidated financial statements include all adjustments, consisting only of normal recurring items, except as noted elsewhere in the notes to the unaudited consolidated financial statements, necessary for a fair statement of that information for such unaudited interim periods. The financial information presented for the interim periods has been prepared in a manner consistent with our accounting policies described elsewhere in this prospectus, and should be read in conjunction therewith. Operating results for interim periods are not necessarily indicative of the results that may be expected for a full year period.

This summary consolidated financial and other information should be read in conjunction with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial Information” and our consolidated financial statements and related notes, included in or incorporated by reference into this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2002	2003(1)	2004(1)	2005	2006(1)	2006	2007
	(Dollars in thousands)

Income Statement Data
Total revenues	$29,870	$33,755	$37,266	$46,972	$57,589	$11,513	$17,172
Income from operations	14,941	14,837	14,658	19,439	19,803	4,699	4,770
Net income	7,199	7,493	6,114	1,792	1,161	245	(118)
Other Data
Adjusted EBITDA(2)	20,788	22,497	24,147	28,345	31,288	6,883	8,700
Cash flow from operating activities	17,061	17,122	18,344	10,945	16,497	2,768	(681)
Total capital expenditures	4,304	3,838	3,261	4,083	5,618	1,159	1,375
Access line equivalents(3):
Residential access lines	19,343	22,100	25,237	24,541	29,832	24,491	29,789
Business access lines	6,654	7,355	8,414	8,036	22,171	7,877	22,577

Total access lines	25,997	29,455	33,651	32,577	52,003	32,368	52,366
High speed Internet lines	1,361	2,185	3,488	6,314	11,951	6,800	12,960

Total access line equivalents	27,358	31,640	37,139	38,891	63,954	39,168	65,326
Long distance customers	8,183	11,374	13,641	14,438	21,370	15,618	22,066
Cable television customers	3,442	3,628	3,959	4,220	4,188	4,236	4,211
Dial-up Internet customers	2,463	2,331	15,348	12,149	19,780	11,659	18,202
Balance Sheet Data
Cash and cash equivalents	2,322	1,650	5,407	5,569	14,402	5,586	10,641
Property and equipment, net	32,672	37,919	48,196	44,556	60,494	43,804	58,716
Total assets	135,138	150,721	196,227	192,126	243,852	191,589	236,825
Long-term notes payable (including current portion)	81,493	83,073	161,075	161,075	201,075	161,075	201,075
Total members’/stockholders’ equity	46,426	53,918	9,985	5,809	127	5,225	(2,089)

(1)	We acquired Blountsville Telephone Company Inc., Mid-Missouri Holding Corporation and Mid-Maine Communications, Inc. on June 30, 2003, December 21, 2004 and July 3, 2006, respectively. They are all rural local telephone companies, with Mid-Maine also being a competitive local exchange company.

(2)	We define Adjusted EBITDA as consolidated net income plus interest expense, depreciation and amortization, income taxes and certain non-recurring fees, expenses or charges and other non-cash charges reducing consolidated net income. Adjusted EBITDA is not a measure calculated in accordance with generally acceptable accounting principles (GAAP). While providing useful information, Adjusted EBITDA should not be considered in isolation or as a substitute for consolidated statement of operations data prepared in accordance with GAAP. We believe Adjusted EBITDA is useful to investors because it allows investors to analyze us on the basis of operating performance and leverage. The definition of Adjusted EBITDA corresponds to the definition of Adjusted EBITDA in the indenture governing the senior subordinated notes and the credit facility and certain of the covenants contained therein. Investors should note that our presentation of Adjusted EBITDA may not be comparable to similarly titled measures used by other companies.

The table below reconciles cash flow from operations, calculated and presented in accordance with GAAP, to net income, calculated and presented in accordance with GAAP, to Adjusted EBITDA for the periods indicated:

	Year Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007

Net cash from operating activities	$17,061	$17,122	$18,344	$10,945	$16,497	$2,768	$(461)
Add: Depreciation and amortization	(4,787)	(5,364)	(6,100)	(8,212)	(10,781)	(1,969)	(3,629)
Interest — loan cost amortization	(94)	(118)	(1,128)	(1,374)	(1,628)	(343)	(398)
Accretion expense	—	—	(13)	(443)	(430)	(111)	—
Interest — caplet cost	—	—	—	(258)	(756)	(163)	(227)
Change in fair value of derivative liability	—	—	—	959	(278)	180	218
Gain from investments	—	—	—	—	2,687	—	—
Loss on sale of assets	—	(50)	—	—	—	—	—
Provision for deferred income taxes	(3,817)	(3,153)	(3,043)	(2,073)	(984)	—	—
Provision for uncollectible revenue	(122)	(31)	(107)	(124)	(194)	(39)	(17)
Changes in working capital	(1,042)	(913)	(1,839)	2,372	(2,972)	(78)	4,396

Net income (loss)	$7,199	$7,493	$6,114	$1,792	$1,161	$245	$(118)

Add: Depreciation and amortization	4,787	5,364	6,100	8,212	10,781	1,969	3,629
Interest expense	4,586	3,384	3,679	16,097	17,698	4,043	4,751
Interest — caplet cost	—	—	—	258	756	163	227
Interest — loan cost amortization	94	118	1,128	1,374	1,628	343	398
Other non-operating income(a)	—	—	—	—	(63)	—	—
Gain from investments(b)	—	—	—	—	(2,687)	—	—
Income tax expense	3,817	4,107	3,947	1,011	1,211	161	12
Non cash compensation-stock options	305	1,026	1,494	—	—	—	—
IPO expense	—	1,005	1,671	—	—	—	—
Accretion expense	—	—	13	443	430	111	0
Change in fair value of derivative liability	—	—	—	(959)	278	(180)	(218)
Loan fees	—	—	1	117	95	28	19

Adjusted EBITDA	$20,788	$22,497	$24,147	$28,345	$31,288	$6,883	$8,700

(a)	Reflects proceeds from settlement of class action lawsuit against vendor.

(b)	Reflects gain from redemption of Rural Telephone Bank stock.

(3)	We define access line equivalents as access lines, cable modems and digital subscriber lines, or DSLs.

Risk Factors

Before you invest in the IDSs (including the shares of our Class A common stock and our senior subordinated notes represented by the IDSs), you should carefully consider the various risks of the investment, including those described below and those described under “Risk Factors” in our most recent Annual Report on Form 10-K, or any updates in our Quarterly Reports on Form 10-Q, incorporated by reference into this prospectus, together with all of the other information included in this prospectus. If any of these risks actually occur, our business, financial condition or operating results could be adversely affected. In that case, the trading price of the IDSs could decline and you could lose all or part of your investment.

Risks Relating to the IDSs, the Shares of Class A Common Stock and Senior Subordinated Notes Represented by the IDSs

Under certain circumstances set forth in the indenture and the credit facility, we may defer the payment of interest to you for a significant period of time.

Prior to December 30, 2009, we may, under certain circumstances set forth in the indenture and the credit facility, defer interest payments on our senior subordinated notes on one or more occasions for up to an aggregate period of eight quarters.

In addition, after December 30, 2009, we may, under certain circumstances set forth in the indenture, defer interest payments on our senior subordinated notes on four occasions for not more than an aggregate of two quarters on each occasion.

Deferred interest will bear interest at the same rate as the senior subordinated notes. For any interest deferred prior to December 30, 2009, we are not obligated to pay any deferred interest until December 30, 2009, so you may be owed a substantial amount of deferred interest that will not be due and payable until such date. For any interest deferred after December 30, 2009, we are not obligated to pay all of the deferred interest until December 30, 2019, so you may be owed a substantial amount of deferred interest that will not be due and payable until such date.

Our dividend policy may negatively impact our ability to maintain or expand our network infrastructure and finance capital expenditures or operations.

Under our dividend policy, substantially all of the cash generated by our business in excess of operating needs, interest and principal payments on indebtedness, and capital expenditures sufficient to maintain our network infrastructure, is in general distributed as regular quarterly cash dividends (up to the intended dividend rates set forth under “Dividend Policy and Restrictions”) to the holders of our Class A common stock and not retained by us. As a result, we may not have a sufficient amount of cash to fund our operations in the event of a significant business downturn, or to finance growth of our network or unanticipated capital expenditure needs. We may have to forgo growth opportunities or capital expenditures that would otherwise be necessary or desirable if we do not find alternative sources of financing. If we do not have sufficient cash for these purposes, our financial condition and our business will suffer.

You may not receive the level of dividends provided for in the dividend policy or any dividends at all.

Our board of directors may, in its discretion, amend or repeal our dividend policy. Our board of directors may decrease the level of dividends provided for in our dividend policy or entirely discontinue the payment of dividends at any time. Future dividends with respect to shares of our capital stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant. The indenture governing our senior subordinated notes and the credit facility contain significant restrictions on our ability to make dividend payments, including, if we defer interest on the senior subordinated notes under the credit facility or the indenture, restrictions on the payment of dividends until we have paid all deferred interest.

There can be no assurance that we will have sufficient cash in the future to pay dividends on our capital stock in the intended amounts or at all. If we do not generate sufficient cash from our operating activities in the future to pay dividends, we may have to rely on cash provided by financing activities in order to fund dividend payments, and such financing may not be available. However, if we use working capital or borrowings under the credit facility to fund dividends, we would have less cash available for future dividends and we may not have sufficient cash to pursue growth opportunities such as the acquisition of other telephone companies, or to respond to unanticipated events such as the failure of a portion of our switching or network facilities. If we do not have sufficient cash to finance growth opportunities or capital expenditures that would otherwise be necessary or desirable, and cannot find alternative sources of financing, our financial condition and our business will suffer.

In addition, our after-tax cash flow available for dividend and interest payments would be reduced if the senior subordinated notes were treated as equity rather than debt for United States federal income tax purposes. In that event, the stated interest on the senior subordinated notes could be treated as a dividend, and interest on the senior subordinated notes would not be deductible by us for United States federal income tax purposes. Our inability to deduct interest on the senior subordinated notes could materially increase our taxable income and, thus, our United States federal and applicable state income tax liability. In addition, a non-U.S. Holder would be subject to withholding taxes on the payments treated as dividends and, if no withholding was done, would be responsible for payment of the tax required to be withheld. Non-U.S. Holders would not be grossed up for such withholding taxes. We could be subject to liability for failure to withhold with respect to prior payments made to non-U.S. Holders.

Deferral of interest payments would have adverse tax consequences for you and may adversely affect the trading price of the IDSs.

If we defer interest payments on the senior subordinated notes, the senior subordinated notes will be treated as issued with OID and you will be required to recognize interest income for United States federal income tax purposes in respect of the senior subordinated notes before you receive any cash payment of this interest. In addition, we will not pay you this cash if you sell the IDSs before the end of any deferral period or before the record date relating to interest payments that are to be paid.

The IDSs may trade at a price that does not fully reflect the value of accrued but deferred and unpaid interest on the senior subordinated notes. In addition, the requirement that we defer payments of interest on the senior subordinated notes under certain circumstances may mean that the market price for the IDSs may be more volatile than other securities that do not have this requirement.

The United States federal income tax consequences of the purchase, ownership and disposition of IDSs are unclear.

No statutory, judicial or administrative authority directly addresses the treatment of the IDSs or the senior subordinated notes, or instruments similar to the IDSs or the senior subordinated notes for United States federal income tax purposes. As a result, the United States federal income tax consequences of the purchase, ownership and disposition of IDSs are unclear. We will receive an opinion from our counsel, Dorsey & Whitney LLP, to the effect that an IDS should be treated as a unit representing a share of common stock and senior subordinated notes, and that the senior subordinated notes should be classified as debt for United States federal income tax purposes. (Such opinions will be based in part on facts described in this prospectus and on various other assumptions, representations and determinations. Any inaccuracy of such facts, assumptions, representations or determinations could adversely affect such opinion.) However, the IRS or the courts may take the position that the IDSs are a single security characterized as equity, which could adversely affect the amount, timing and character of income, gain or loss in respect of your investment in IDSs, and materially increase our taxable income because of the loss of a deduction for interest paid on the senior subordinated notes and accordingly increases our United States federal and applicable state income tax liability. This would reduce our after-tax cash flow and materially and adversely impact our ability to make interest and dividend payments on the senior subordinated notes and the common stock. Foreign holders would be subject to withholding taxes with regard to the senior subordinated notes in the same manner as they will be with regard to the common stock. Payments to foreign holders would not be grossed-up for any such taxes. Moreover, we could be liable for U.S. withholding taxes on any interest previously paid to foreign holders. For discussion of these tax related risks, see “Material United States Federal Income Tax Considerations.”

The allocation of the purchase price of the IDSs may not be respected.

The purchase price of each IDS must be allocated between the share of common stock and senior subordinated notes comprising the IDS in proportion to their respective fair market values at the time of purchase. If our allocation is not respected, then it is possible that the senior subordinated notes will be treated as having been issued with OID (if the allocation to the senior subordinated notes were determined to be too high), or additional amortizable bond premium (if the allocation to the senior subordinated notes were determined to be too low). You generally would have to include OID in income in advance of the receipt of cash attributable to that income and would be able to elect to amortize bond premium over the term of the senior subordinated notes. Any election previously made with respect to the bond premium on original issuance would apply to premium resulting from a subsequent reallocation of the purchase price of the IDS. Furthermore, in the event that the senior subordinated notes were determined to be issued at a greater premium than determined pursuant to our allocation of the purchase price we would be required to further reduce our tax deduction for interest payments by the amount of that additional premium over the term of the senior subordinated notes, which would increase our tax liability and reduce our cash available for interest and dividend payments. See “Material United States Federal Income Tax Considerations” for a discussion of the tax consequences of the issuance of the senior subordinated notes at a premium.

Under U.S. federal bankruptcy law, if the senior subordinated notes are treated as issued with OID because the allocation of the purchase price is not respected, holders of such senior subordinated notes having OID may not be able to collect the portion of the principal face amount of such notes that represents unamortized OID as of the acceleration or filing date, as the case may be, in the event of an acceleration of the senior subordinated notes prior to maturity or in the event of our bankruptcy. As a result, a treatment of the senior subordinated notes as having been issued with OID could have the effect of ultimately reducing the amount you can recover from us in the event of an acceleration or bankruptcy.

Because of the deferral of interest provisions, our senior subordinated notes may be treated as issued with OID.

Under applicable Treasury regulations, a “remote” contingency that stated interest will not be timely paid will be ignored in determining whether a debt instrument is issued with OID. Although there is no authority directly on point, based on our financial forecasts, we believe that the likelihood of deferral of interest payments on the senior subordinated notes is “remote” within the meaning of the Treasury regulations. Based on the foregoing, although the matter is not free from doubt because of the lack of direct authority, the senior subordinated notes should not be considered issued with OID at the time of their original issuance. If deferral of any payment of interest were determined not to be “remote,” then the senior subordinated notes would be treated as issued with OID at the time of issuance. In such case, all stated interest on the senior subordinated notes would be treated as OID, with the consequence that all holders would be required to include the yield on the senior subordinated notes in income as it is accrued on a constant yield basis, possibly in advance of their receipt of the associated cash and regardless of their method of tax accounting.

As described above, this could adversely affect the amount you can recover in the event of bankruptcy and on acceleration of the senior subordinated notes.

Subsequent issuances of senior subordinated notes may cause you to recognize taxable gain and/or original issue discount and may reduce your recovery in the event of bankruptcy.

Subsequently issued senior subordinated notes may be issued with OID if they are issued at a discount to their face value (for example, as a result of changes in prevailing interest rates). The indenture governing the senior subordinated notes and the agreements with DTC will provide that, in the event that there is a subsequent issuance of senior subordinated notes with OID, and in connection with each issuance of senior subordinated notes thereafter, each holder of senior subordinated notes or IDSs, as the case may be, agrees that a portion of such holder’s senior subordinated notes will be automatically exchanged for a portion of the senior subordinated notes acquired by the holders of such subsequently issued senior subordinated notes.

The aggregate stated principal amount of senior subordinated notes owned by you and each other holder will not change as a result of such subsequent issuance and exchange. However, as noted above, under federal bankruptcy law, holders of senior subordinated notes will not be entitled to a claim for the portion of their principal amount that represents unaccrued OID. As a result, an automatic exchange that results in a holder receiving an OID note could have the effect of ultimately reducing the amount such holder can recover from us in the event of an acceleration or bankruptcy.

The United States federal income tax consequences to you of the subsequent issuance of senior subordinated notes with OID (or any issuance of senior subordinated notes thereafter) are unclear. Due to a lack of applicable authority, it is unclear whether an exchange of senior subordinated notes for subsequently issued senior subordinated notes will result in a taxable exchange for United States federal income tax purposes, and it is possible that the IRS might successfully assert that such an exchange should be treated as a taxable exchange. In such case, you would recognize any gain realized on the exchange, but a loss realized might be disallowed.

Regardless of whether the exchange is treated as a taxable event, such exchange may result in an increase in the amount of OID, if any, that you are required to accrue with respect to the senior subordinated notes. Following any subsequent issuance of senior subordinated notes with OID and a resulting exchange, we (and our agents) will report any OID on any subsequently issued senior subordinated notes ratably among all holders of senior subordinated notes and IDSs. Consequently, you may be required to report OID as a result of a subsequent issuance (even though you purchased senior subordinated notes having no OID). This will generally result in you reporting more interest income over the term of the senior subordinated notes than you would have reported had no such subsequent issuance and exchange occurred. However, the IRS may assert that any OID should be reported only to the persons that initially acquired such subsequently issued senior subordinated notes (and their transferees). In such case, the IRS might further assert that, unless a holder can establish that it is not such a person (or a transferee thereof), all of the senior subordinated notes held by such holder will have OID. Any of these assertions by the IRS could create significant uncertainties in the pricing of IDSs and senior subordinated notes and could adversely affect the market for IDSs and senior subordinated notes. It is possible that, under these circumstances, we may not be able to properly report OID to holders of IDSs or senior subordinated notes and to the IRS and may become subject to substantial IRS penalties for such failure. For a more complete description of the tax consequences of a subsequent issuance, see “Material United States Federal Income Tax Considerations — Consequences to U.S. Holders — Senior Subordinated Notes — Additional Issuances.”

If we subsequently issue subordinated notes with significant OID, then we may be unable to deduct all the interest on the senior subordinated notes.

It is possible that senior subordinated notes we issue in a subsequent issuance will be issued at a discount to their face value and, accordingly, may have “significant OID” and thus be classified as “applicable high yield discount obligations.” If any such senior subordinated notes were so treated, then a portion of the OID on such notes would be nondeductible by us and the remainder would be deductible only when paid. This treatment would have the effect of increasing our taxable income and may adversely affect our cash flow available for interest payments and distributions to our equity investors.

We have substantial indebtedness, which could restrict our ability to pay interest and principal on the senior subordinated notes and to pay dividends with respect to shares of our Class A common stock represented by the IDSs, and may impact our financing options and liquidity position.

Our ability to make distributions, pay dividends or make other payments will be subject to applicable law, our certificate of incorporation and contractual restrictions contained in the instruments governing our indebtedness, including the credit facility which certain of our subsidiaries guarantee on a senior secured basis. The degree to which we are leveraged on a consolidated basis could have important consequences to the holders of the IDSs, including:

•	our ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions may be limited;

•	we may not be able to refinance our indebtedness on terms acceptable to us or at all;

•	a significant portion of our cash flow from operations is likely to be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing funds available for other corporate purposes; and

•	our substantial indebtedness may make us more vulnerable to economic downturns and limit our ability to withstand competitive pressures.

We may amend the terms of our credit facility, or we may enter into new agreements that govern our senior indebtedness, and the amended or new terms may significantly affect our ability to pay interest on our senior subordinated notes and dividends on shares of our common stock.

The credit facility contains significant restrictions on our ability to pay interest on the senior subordinated notes and dividends on shares of common stock based on meeting certain financial tests and compliance with other conditions. As a result of general economic conditions, conditions in the lending markets, the results of our business or for any other reason, we may elect or be required to amend or refinance our credit facility, at or prior to maturity, or enter into additional agreements for senior indebtedness. Regardless of any protection you have in the indenture governing the senior subordinated notes, any such amendment, refinancing or additional agreement may contain covenants that could limit in a significant manner our ability to make interest payments and dividends to you.

We are subject to restrictive debt covenants that limit our business flexibility by imposing operating and financial restrictions on our operations.

The agreements governing our indebtedness impose significant operating and financial restrictions on us. These restrictions prohibit or limit, among other things:

•	the incurrence of additional indebtedness and the issuance of preferred stock and certain redeemable capital stock;

•	a number of other restricted payments, including investments and acquisitions;

•	specified sales of assets;

•	specified transactions with affiliates;

•	the creation of a number of liens;

•	consolidations, mergers and transfers of all or substantially all of our assets; and

•	our ability to change the nature of our business.

The credit facility includes other and more restrictive covenants and restricts us from prepaying our other indebtedness, including the senior subordinated notes, while indebtedness under the credit facility is outstanding. A breach of any of these covenants, ratios or tests could result in a default under the credit facility and/or the indenture. Events of default under the credit facility would prohibit us from refinancing the senior subordinated notes in cash. If the lenders accelerate the payment of the indebtedness and proceed against the security granted to them, our assets may not be sufficient to repay in full this indebtedness and our other indebtedness, including the senior subordinated notes.

We are a holding company and rely on dividends and other payments, advances and transfers of funds from our subsidiaries to meet our debt service and other obligations.

We are a holding company and conduct all of our operations through our subsidiaries. We currently have no significant assets other than the capital stock and equity interests in our subsidiaries and intercompany debt owed by our subsidiaries, all of which are pledged to the creditors under the credit facility. As a result, we rely on dividends and other payments or distributions from our subsidiaries to meet our debt service obligations and enable us to pay dividends. The ability of our subsidiaries to pay dividends or make other payments or distributions to us depends on their respective operating results and may be restricted by, among other things, agreements of those subsidiaries, the terms of the credit facility, applicable laws and the covenants of any future outstanding indebtedness we or our subsidiaries incur.

Payments on the senior subordinated notes may be blocked if we default under our senior indebtedness, including the credit facility.

If we default in the payment of any of our senior indebtedness, including the credit facility, we will be prohibited from making any payments on the senior subordinated notes until the payment default has been cured or waived. In addition, even if we are making payments on our senior indebtedness on a timely basis, payments on the senior subordinated notes may be blocked for up to 179 days if we default on our senior indebtedness in some other manner.

Our interest expense may increase significantly and could cause our net income and distributable cash to decline significantly.

The credit facility is subject to periodic renewal or must otherwise be refinanced. We may not be able to renew or refinance the credit facility, or if renewed or refinanced, the renewal or refinancing may occur on less favorable terms. Borrowings under the credit facility are made at a floating rate of interest. In the event of an increase in the base reference interest rates or LIBOR, our interest expense will increase and could have a material adverse effect on our ability to make cash dividend payments to our stockholders. Our ability to continue to expand our business will, to a large extent, be dependent upon our ability to borrow funds under our credit facility and to obtain other third-party financing, including through the sale of IDSs or other securities. We cannot assure you that such financing will be available to us on favorable terms or at all.

We may not generate sufficient funds from operations to pay our indebtedness at maturity.

A significant portion of our cash flow from operations will be dedicated to servicing our debt requirements and making capital expenditures to maintain the quality of our physical plant. In addition, we distribute a significant portion of any remaining cash earnings to our stockholders in the form of quarterly dividends. Moreover, prior to the maturity of our senior subordinated notes, we will not be required to make any payments of principal on our senior subordinated notes. We may not generate sufficient funds from operations to repay the principal amount of our indebtedness at maturity. We may therefore need to refinance our debt or raise additional capital. These alternatives may not be available to us when needed or on satisfactory terms due to prevailing market conditions, a decline in our business or restrictions contained in our senior debt obligations.

The indenture governing our senior subordinated notes and the credit facility permit us to pay a significant portion of our free cash flow to stockholders in the form of dividends.

Although the indenture governing our senior subordinated notes and the credit facility have some limitations on our payment of dividends, they permit us to pay a significant portion of our free cash flow to stockholders in the form of dividends. Specifically, the indenture governing our senior subordinated notes permits us to pay up to 100% of our excess cash (which is Adjusted EBITDA, as defined in the indenture, minus the sum of cash interest expense, cash income tax expense and certain capital expenditures) from and including the first fiscal quarter beginning after the date of the indenture to the end of our most recently ended fiscal quarter for which internal financial statements are available at the time of such payment, as more fully described in “Description of Senior Subordinated Notes — Certain Covenants.”

The credit facility permits us to use excess cash, as defined in the credit facility, to fund dividends on our shares of common stock. Any amounts paid by us in the form of dividends will not be available in the future to satisfy our obligations under the senior subordinated notes.

The realizable value of our assets upon liquidation may be insufficient to satisfy claims.

At March 31, 2007, our assets included intangible assets in the amount of $145.3 million, consisting primarily of goodwill. These intangible assets represent approximately 61.3% of our total consolidated assets. The value of these intangible assets will continue to depend significantly upon the success of our business as a going concern. As a result, in the event of a default on our senior subordinated notes or under the credit facility or any bankruptcy or dissolution of our company, the realizable value of these assets may be substantially lower and may be insufficient to satisfy the claims of our creditors.

Because of the subordinated nature of the senior subordinated notes, holders of our senior subordinated notes may not be entitled to be paid in full, or at all, in a bankruptcy, liquidation or reorganization or similar proceeding.

As a result of the subordinated nature of our senior subordinated notes and related guarantees, upon any distribution to our creditors or the creditors of the subsidiary guarantors in bankruptcy, liquidation or reorganization or similar proceeding relating to us or the subsidiary guarantors or our or their property, the holders of our senior indebtedness and senior indebtedness of the subsidiary guarantors will be entitled to be paid in full in cash before any payment may be made with respect to our senior subordinated notes or the subsidiary guarantees. In any of these cases, we and the subsidiary guarantors may not have sufficient funds to pay all of our creditors. Holders of our senior subordinated notes may, therefore, receive less, ratably, than the holders of senior indebtedness and, in some cases, less than other unsecured creditors.

As of March 31, 2007, after giving effect to this offering and the use of proceeds therefrom, our senior subordinated notes and the associated subsidiary guarantees would have ranked junior, on a consolidated basis, to $65.1 million of outstanding senior secured indebtedness, and the subsidiary guarantees would have ranked junior to no senior unsecured debt and pari passu to $105.4 million indebtedness of ours and the subsidiary guarantors in the form of senior subordinated notes (including $1.8 million of bond premium). In addition, as of March 31, 2007, after giving effect to this offering and the use of proceeds therefrom, we would have had the ability to borrow up to an additional amount of $15.0 million under the credit facility, which would have ranked senior in right of payment to our senior subordinated notes.

In the event of bankruptcy or insolvency, the senior subordinated notes and guarantees could be adversely affected by principles of equitable subordination or recharacterization.

In the event of bankruptcy or insolvency, a party in interest may seek to subordinate our debt, including the senior subordinated notes or the guarantees, under principles of equitable subordination or to recharacterize the senior subordinated notes as equity. The possible recharacterization of the senior subordinated notes as equity results because of the structure of the IDSs and our conversion. In the event a court exercised its equitable powers to subordinate the senior subordinated notes or the guarantees, or recharacterizes the senior subordinated notes as equity, you may not recover any amounts owed on the senior subordinated notes or the guarantees and you may be required to return any payments made to you within six years before the bankruptcy on account of the senior subordinated notes or the guarantees. In addition, should the court treat the senior subordinated notes or the guarantees as equity either under principles of equitable subordination or recharacterization, you may not be able to enforce the senior subordinated notes or the guarantees.

The senior subordinated notes and the guarantees may not be enforceable because of fraudulent conveyance laws.

Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a court could void the obligations under the senior subordinated notes or the guarantees, further subordinate the senior subordinated notes or the guarantees or take other action detrimental to you, if, among other things, at the time the indebtedness under the senior subordinated notes or the guarantees, as applicable, was incurred, we or a guarantor:

•	issued the senior subordinated notes or the guarantee to delay, hinder or defraud present or future creditors; or

•	received less than reasonably equivalent value or fair consideration for issuing the senior subordinated notes or the guarantee and, at the time of the issuance:

•	was insolvent or rendered insolvent by reason of issuing the senior subordinated notes or the guarantee and the application of the proceeds of the senior subordinated notes;

•	was engaged or about to engage in a business or a transaction for which the issuer’s or the guarantor’s remaining unencumbered assets constituted unreasonably small capital to carry on its business;

•	intended to incur, or believed that it would incur, debts beyond its ability to pay the debts as they mature; or

•	was a defendant in an action for money damages, or had a judgment for money damages docketed against it if, in either case, after final judgment, the judgment is unsatisfied.

The measures of insolvency for the purposes of fraudulent transfer laws vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a person would be considered insolvent if, at the time it incurred the debt:

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

Regardless of the standard that a court uses to determine whether we or a guarantor were solvent at the relevant time, the issuance of the senior subordinated notes or the guarantees may be voided or further subordinated to the claims of creditors if it concludes the issuer or a guarantor was insolvent.

The guarantee of the senior subordinated notes by any subsidiary guarantor could be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the guarantor, the guarantee was incurred for less than fair consideration. A court could therefore void the obligations of the subsidiary guarantor, under the guarantees or subordinate these obligations to the subsidiary guarantor’s other debt or take action detrimental to holders of the senior subordinated notes. If the obligations of any subsidiary guarantor were voided, the holders of the senior subordinated notes would not have a debt claim against that subsidiary guarantor.

In addition, in the event that we meet any of the financial condition fraudulent transfer tests described above at the time of or as a result of this offering, a court could view the issuance of the senior subordinated notes, the guarantees and the other transactions occurring on the issue date, such as repayment of our existing debt and various distributions described under “Use of Proceeds,” as a single transaction and, as a result, conclude that we did not get fair value for the offering. In such a case, a court could hold the debt (including the guarantees) owed to the noteholders void or unenforceable or may further subordinate it to the claims of other creditors.

If the IDSs separate, the limited liquidity of the market for the senior subordinated notes and Class A common stock may adversely affect your ability to sell the senior subordinated notes and Class A common stock.

We do not intend to list the senior subordinated notes represented by the IDSs on any exchange or quotation system. Our Class A common stock is not listed for separate trading on the American Stock Exchange or any other exchange or quotation system other than the Toronto Stock Exchange (on which an active trading market for the Class A common stock has not developed). We will not apply to list our shares of Class A common stock for separate trading on the American Stock Exchange or any other exchange or quotation system until the number of shares held separately is sufficient to satisfy applicable requirements for separate trading on such exchange or quotation system for at least 30 consecutive trading days. Upon separation of the IDSs, no sizable market for the senior subordinated notes and the Class A common stock may ever develop and the liquidity of any trading market for the notes or the Class A common stock that does develop may be limited. As a result, your ability to sell your notes or Class A common stock, and the market price you can obtain, could be adversely affected.

Future sales or the possibility of future sales of a substantial amount of IDSs, shares of our common stock or our senior subordinated notes may depress the price of the IDSs and the shares of our common stock and our senior subordinated notes.

Future sales or the availability for sale of substantial amounts of IDSs or shares of our common stock or a significant principal amount of our senior subordinated notes in the public market could adversely affect the prevailing market price of the IDSs and the shares of our common stock and our senior subordinated notes and could impair our ability to raise capital through future sales of our securities.

We may issue shares of our common stock and senior subordinated notes, which may be in the form of IDSs, or other securities from time to time as consideration for future acquisitions and investments. In the event that any such acquisition or investment is significant, the number of shares of our common stock and the aggregate principal amount of senior subordinated notes, which may be in the form of IDSs, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. In addition, we may also grant registration rights covering those IDSs, shares of our common stock, senior subordinated notes or other securities in connection with any such acquisitions and investments.

If interest rates rise, the trading value of our IDSs may decline.

We cannot predict the interest rate environment or guarantee that interest rates will not rise in the near future. Should interest rates rise or should the threat of rising interest rates develop, debt markets may be adversely affected. As a result, the trading value of our IDSs and senior subordinated notes may decline.

Our certificate of incorporation and by-laws could limit another party’s ability to acquire us and deprive our investors of the opportunity to obtain a takeover premium for their securities.

A number of provisions in our certificate of incorporation and by-laws make it difficult for another company to acquire us and for you to receive any related takeover premium for your securities. For example, our certificate of incorporation provides that stockholders generally may not act by written consent and only stockholders representing at least a majority in voting power may request that our board of directors call a special meeting. Stockholders are not able to cumulate votes and must give advance written notice of stockholder proposals and director nominations. In addition, our certificate of incorporation provides for a classified board of directors and authorizes the issuance of preferred stock without stockholder approval and upon such terms as our board of directors may determine. The rights of the holders of shares of our common stock are subject to, and may be adversely affected by, the rights of holders of any class or series of preferred stock that may be issued in the future.

We may not be able to repurchase the senior subordinated notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase the outstanding senior subordinated notes at 101% of their principal amount at the date of repurchase unless such senior subordinated notes have been previously called for redemption. We may not have sufficient financial resources to purchase all of the senior subordinated notes that are tendered upon a change of control offer. Furthermore, the credit facility prohibits the repurchase or redemption of the senior subordinated notes following a change of control. Consequently, lenders thereunder may have the right to prohibit any such purchase or redemption, in which event we will seek to obtain waivers from the required lenders. We cannot assure you that we would be able to obtain such waivers or refinance our indebtedness on terms acceptable to us, or at all. Finally, the occurrence of a change of control could also constitute an event of default under the credit facility, which could result in the acceleration of all amounts due thereunder. See “Description of Senior Subordinated Notes — Change of Control.”

Ratio of Earnings to Fixed Charges

Our ratios of earnings to fixed charges for each of the five most recently completed fiscal years and the three months ended March 31, 2007 are specified below:

						Three Months
	Fiscal Year Ended December 31,					Ended
	2002	2003	2004	2005	2006	March 31, 2007

Ratio of earnings to fixed charges	3.4	4.3	3.1	1.2	1.1	1.0

The net proceeds from this offering will be used to reduce indebtedness under the term loan portion of our credit facility. Assuming the issuance of the IDSs and the application of the net proceeds therefrom had occurred on January 1, 2006, our pro forma ratio of earnings to fixed charges would be 1.3 as of December 31, 2006 and 1.1 as of March 31, 2007.

Cautionary Statement Regarding Forward-Looking Statements

The information included or incorporated by reference in this prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

These forward-looking statements are based on assumptions that we have made in light of our experience in the industry in which we operate, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial condition or results of operations and cause actual results to differ materially from those in the forward-looking statements. These factors include, among other things, those discussed under the caption “Risk Factors” in this prospectus.

Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. Except as required by law, we have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus.

Use of Proceeds

We estimate that we will receive net proceeds of approximately $54.9 million from this offering, after deducting the underwriters’ discounts and commissions and other fees and expenses.

We will use the net proceeds from this offering to repay $54.9 million of the $120 million outstanding on the term loan portion of our credit facility, which matures on July 3, 2011. Loans made under the term loan portion of our credit facility bear interest at a rate equal to the index rate (which is defined as the higher of the prime rate or the federal funds rate plus 50 basis points) plus the applicable term loan index margin of 2.25% or the applicable LIBOR rate plus the applicable term loan LIBOR margin of 3.25%. The existing indebtedness to be discharged was used in part to finance our acquisition of Mid-Maine and related transaction costs and to provide working capital and for other corporate purposes.

Market Price of IDSs

Our IDSs began trading on the American Stock Exchange under the symbol “OTT” on December 16, 2004. The high and low for the IDSs during the quarters indicated are as follows:

	High ($US)	Low ($US)

2007
Second Quarter (through June 28, 2007)	$23.13	$19.08
First Quarter	$24.47	$18.05
2006
Fourth Quarter	$23.12	$18.59
Third Quarter	$20.10	$17.95
Second Quarter	$18.05	$15.42
First Quarter	$18.40	$15.75
2005
Fourth Quarter	$16.90	$15.19
Third Quarter	$16.48	$14.95
Second Quarter	$15.43	$14.55
First Quarter	$16.00	$15.05

Dividend Policy and Restrictions

Our board of directors has adopted a dividend policy, pursuant to which, in the event and to the extent we have any available cash for distribution to the holders of shares of our Class A common stock and subject to applicable law and the terms of the credit facility, the indenture governing our senior subordinated notes and any other then outstanding indebtedness of ours, our board of directors will declare cash dividends on our Class A common stock. We expect to make those dividend payments on March 30, June 30, September 30 and December 30 of each year to holders of record on the preceding March 15, June 15, September 15 and December 15, respectively. Since our initial public offering in December 2004, we have paid dividends on our Class A common stock on or about March 30, June 30, September 30 and December 30 of each year at a rate of $0.705 per share per annum.

Our dividend policy reflects a basic judgment that our stockholders would be better served by distributing available cash in the form of dividends rather than retaining it. Under this dividend policy, cash generated by our business in excess of operating needs, interest and principal payments on indebtedness, capital expenditures and income taxes, if any, is in general distributed as regular quarterly dividends to the holders of our Class A common stock rather than retained by us as cash on our consolidated balance sheet. In determining our expected dividend levels, we reviewed and analyzed, among other things, our operating and financial performance in recent years, the anticipated cash requirements associated with our new capital structure, our anticipated capital expenditure requirements, our expected other cash needs, the terms of our debt instruments, including our credit facility, other potential sources of liquidity and various other aspects of our business. If these factors were to change, including based on new growth opportunities, we would need to reassess our dividend policy.

As described more fully below, you may not receive any dividends as a result of the following factors:

•	nothing requires us to pay dividends;

•	while our current dividend policy contemplates the distribution of our available cash, this policy could be modified or revoked at any time;

•	even if our dividend policy were not modified or revoked, the actual amount of dividends distributed under the policy and the decision to make any distribution is entirely at the discretion of our board of directors;

•	the amount of dividends distributed is subject to covenant restrictions under our indenture and the credit facility;

•	the amount of dividends distributed is subject to state law restrictions;

•	our stockholders have no contractual or other legal right to dividends; and

•	we may not have enough cash to pay dividends due to changes to our operating earnings, working capital requirements and anticipated cash needs.

Dividends on our Class A common stock will not be cumulative. Consequently, if dividends on our Class A common stock are not declared and/or paid at the targeted levels, our stockholders will not be entitled to receive such payments in the future.

If we have any remaining cash after the payment of dividends as contemplated above, our board of directors will, in its sole discretion, decide to use that cash to fund capital expenditures or acquisitions, repay indebtedness, pay additional dividends or for general corporate purposes.

Restrictions on Payment of Dividends

The indenture governing our senior subordinated notes restricts our ability to declare and pay dividends on our common stock as follows:

•	we may only pay dividends in any given fiscal quarter equal to 100% of our excess cash (as defined below) for the period from and including the first fiscal quarter beginning after the date of the indenture to the end of our most recently ended fiscal quarter for which internal financial statements are available at the time of such payment. “Excess cash” shall mean with respect to any period, Adjusted EBITDA, as defined in the indenture, minus the sum of (i) cash interest expense, (ii) capital expenditures and (iii) cash income tax expense, in each case, for such period;

•	we may not pay dividends if our interest coverage ratio, which is defined as Adjusted EBITDA divided by consolidated interest expense, is below 1.4x;

•	we may not pay any dividends if not permitted under any of our senior indebtedness;

•	we may not pay any dividends while interest on the senior subordinated notes is being deferred or, after the end of any interest deferral, so long as any deferred interest has not been paid in full; and

•	we may not pay any dividends if a default or event of default under the indenture governing the senior subordinated notes has occurred and is continuing.

The credit facility will not allow us to pay dividends on our common stock unless we maintain:

•	a “fixed charge coverage ratio” (defined as our Adjusted EBITDA for any period of four consecutive fiscal quarters divided by the sum of certain capital expenditures, cash income taxes, the aggregate amount of cash interest expense and scheduled principal payments for such period) of not less than 1.14x; and

•	a “senior leverage ratio” (defined as senior secured debt as of the last day of any period divided by our Adjusted EBITDA for any period of four consecutive fiscal quarters) of not more than 3.80x.

In addition, the credit facility will not allow us to pay dividends on our common stock if and for as long as (a) interest payments on our senior subordinated notes are required to be deferred pursuant to the terms of the credit facility, (b) any default or event of default exists under the credit facility, (c) deferred interest or interest on deferred interest is outstanding under our senior subordinated notes, (d) a compliance certificate for the prior fiscal quarter has not been timely delivered and (e) there is insufficient excess cash, as defined in the credit facility, as further described under “Description of Credit Facility — Interest Deferral/Dividend Suspension.”

Our board of directors may, in its sole discretion, amend or repeal these dividend policies at any time. Our board of directors may decrease the level of dividends provided for in these dividend policies or discontinue entirely the payment of dividends.

Future dividends, if any, with respect to shares of our common stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, the income tax treatment of the IDSs, provisions of applicable law and other factors that our board of directors may deem relevant. If the senior subordinated notes were treated as equity rather than debt for U.S. federal income tax purposes, interest on the senior subordinated notes would not be deductible by us for federal income tax purposes, which could materially increase our taxable income and, thus, our U.S. federal income tax liability. This would reduce our after-tax cash flow, thereby adversely affecting our ability to pay dividends on the Class A common stock. Under Delaware law, our board of directors may declare dividends only to the extent of our “surplus” (which is defined as total assets at fair market value minus total liabilities, minus statutory capital), or if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal years. The distributions you receive on the Class A common stock portion of our IDSs, or on separately held Class A common stock, will be taxed as dividends for federal income tax purposes to the extent of our current and accumulated earnings and profits, and generally thereafter as a non-taxable return of tax basis and then a taxable capital gain. See “Material United States Federal Income Tax Considerations.”

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2007:

•	on an actual basis; and

•	on an adjusted basis as if this offering, including the use of proceeds from this offering, had occurred on March 31, 2007.

	As of March 31, 2007
	Actual	As Adjusted
	(In thousands)

Cash and cash equivalents	$10,641	$10,641

Long-term notes payable, including current portion
Credit Facility	$120,000	$65,119
13% Senior Subordinated Notes due 2019	81,075	105,405	(4)

Total long-term notes payable, including current portion	201,075	170,524
Derivative liability(1)	1,890	1,890
Class B common convertible to senior subordinated notes(2)	4,085	4,085
Stockholders’ equity:
Preferred Stock, par value $0.01 per share; 2,000,000 shares authorized; none issued and outstanding actual; none issued and outstanding as adjusted	—	—
Class A Common Stock, par value $0.01 per share; 20,000,000 shares authorized; 9,676,733 shares issued and outstanding actual; 12,676,733 shares issued and outstanding as adjusted;	97	127
Class B Common Stock, par value $0.01 per share; 800,000 shares authorized; 544,671 shares issued and outstanding actual; 544,671 issued and outstanding as adjusted(3)	5	5
Additional paid-in-capital	—	32,356
Retained deficit	(2,677)	(2,677)

Accumulated other comprehensive income	486	486

Total stockholders’ equity/deficit	(2,089)	30,297
Total capitalization	198,986	200,821

(1)	Represents the value of the exchange feature of the Class B common stock, which will be accounted for as a derivative liability in our financial statements until such feature is exercised.

(2)	Represents the senior subordinated notes underlying the IDSs issuable upon exchange of the Class B common stock.

(3)	Does not include the portion of the Class B common stock exchangeable for senior subordinated notes underlying IDSs.

(4)	Includes $1.8 million of amortizable bond premium.

Selected Consolidated Financial Information

The following table sets forth our selected consolidated financial information. The consolidated financial information as of December 31, 2002, 2003, 2004, 2005, and 2006 and for each of the five years in the period ended December 31, 2006 has been derived from, and should be read together with, our audited consolidated financial statements and the accompanying notes.

The summary historical consolidated financial information as of March 31, 2006 and 2007 and for the three month periods ended March 31, 2006 and 2007 were derived from our unaudited consolidated financial statements.
In the opinion of management, our unaudited consolidated financial statements include all adjustments, consisting only of normal recurring items, except as noted elsewhere in the notes to the unaudited consolidated financial statements, necessary for a fair statement of that information for such unaudited interim periods. The financial information presented for the interim periods has been prepared in a manner consistent with our accounting policies described elsewhere in this prospectus, and should be read in conjunction therewith. Operating results for interim periods are not necessarily indicative of the results that may be expected for a full year period.

The consolidated financial information set forth should be read in conjunction with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,					Three Months Ended March 31,
	2002	2003(1)	2004(1)	2005	2006(1)	2006	2007
	(Dollars in thousands)

Income Statement Data
Revenues:
Local services	$15,079	$15,661	$16,657	$17,445	$21,523	4,303	6,348
Network access	12,003	14,701	16,602	21,873	23,482	5,145	6,438
Cable television	1,586	1,748	1,818	2,087	2,191	543	548
Internet	1,202	1,645	2,189	5,567	8,516	1,522	2,820
Transport Services	—	—	—	—	1,877	—	1,018

Total	$29,870	$33,755	$37,266	$46,972	$57,589	11,513	17,172
Income from operations	$14,941	$14,837	$14,658	$19,439	$19,803	4,699	4,770
Income before income tax and accretion expense	$11,017	$11,600	$10,074	$3,246	$2,802	517	(107)
Net income	$7,199	$7,493	$6,114	$1,792	$1,161	245	(118)
Net income per share(2)
Basic	$0.89	$0.93	$0.75	$0.19	$0.12	0.03	(0.01)
Diluted	$0.84	$0.88	$0.71	$0.12	$0.18	0.02	(0.03)
Balance Sheet Data
Cash and cash equivalents	$2,322	$1,650	$5,407	$5,569	$14,402	5,586	10,641
Property and equipment, net	32,672	37,919	48,196	44,556	60,494	43,804	58,716
Total assets	135,138	150,721	196,227	192,126	243,852	191,589	236,825
Long-term notes payable (including current portion)	81,493	83,073	161,075	161,075	201,075	161,075	201,075
Total members’/stockholders’ equity/deficit	46,426	53,918	9,985	5,809	127	5,225	(2,089)

(1)	We acquired Blountsville, Mid-Missouri and Mid-Maine on June 30, 2003, December 21, 2004 and July 3, 2006, respectively. They are all rural local telephone companies, with Mid-Maine also being a competitive local exchange company.

(2)	On December 21, 2004, we completed our initial public offering of IDSs. Net income per share is restated to reflect the relevant shares that would have been outstanding in the respective periods.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

The Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in our most recent Annual Report on Form 10-K, and any updates in our Quarterly Reports on Form 10-Q, are incorporated herein by reference.

Impact of this Offering on our Results of Operations and Liquidity

Our board of directors has adopted a dividend policy, pursuant to which, in the event and to the extent we have any available cash for distribution to the holders of shares of our Class A common stock and subject to applicable law and terms of our then existing indebtedness, our board of directors will declare cash dividends on our Class A common stock. Since our initial public offering in December 2004, we have paid dividends on our Class A common stock on or about March 30, June 30, September 30 and December 30 of each year at a rate of $0.705 per share per annum. The cash requirements of the expected dividend policy are in addition to the increase in our indebtedness and related debt service requirements discussed elsewhere in this prospectus. We expect that the cash requirements will be funded through cash flow generated from the operations of our business. We will also have access to a $15.0 million revolving credit facility to supplement our liquidity position as needed.

There can be no assurance that we will have sufficient cash in the future to pay dividends on our Class A common stock in the intended amounts or at all. If we do not generate sufficient cash from our operating activities in the future to pay dividends, we may have to rely on cash provided by financing activities in order to fund dividend payments, and such financing may not be available. However, if we use working capital or borrowings under the credit facility to fund dividends, we would have less cash available for future dividends and we may not have sufficient cash to pursue growth opportunities such as the expansion of our high-speed Internet access service area, the introduction of new services and the acquisition of other telephone companies, or to respond to unanticipated events such as the failure of a portion of our switching or network facilities. If we do not have sufficient cash to finance growth opportunities or capital expenditures that would otherwise be necessary or desirable, and cannot find alternative sources of financing, our financial condition and our business will suffer.

Our dividend policy, our indebtedness and related debt service requirements and our capital expenditure requirements will significantly limit any cash available from operations for other uses for the foreseeable future.

Business

History

We were formed in Delaware in 1998 for the purpose of operating and acquiring rural local exchange carriers, or RLECs. Since 1999, we have acquired six RLEC businesses, four of which serve contiguous territories in north central Alabama, one which serves territory adjacent to Bangor, Maine and one which serves a portion of central Missouri. In addition, we provide facilities-based competitive local exchange carrier (CLEC) services in Maine.

The following table shows the aggregate number of our access line equivalents (which we define as access lines, cable modems and digital subscriber lines), cable television, long distance, and dial-up Internet customers as of December 31, 2006:

Access line equivalents	63,954
Long distance	21,370
Cable television customers	4,188
Dial-up Internet customers	19,587

The six companies we acquired can trace their history as local communications providers as far back as the early 1900s. We are able to leverage our long-standing relationship with our local service customers by offering them a broad suite of telecommunications and information services, such as long distance, Internet access and, in some areas, cable television, thereby increasing customer loyalty and average revenue per access line.

Our rural local exchange carriers have historically experienced relatively stable operating results and strong cash flows and operate in supportive regulatory environments. Each of our rural local exchange carriers qualifies as a rural telephone company under the federal Communications Act of 1934, so we are currently exempt from certain costly interconnection requirements imposed on incumbent or historical local telephone companies, or incumbent local exchange carriers, by the Communications Act. This exemption helps us maintain our strong competitive position. Direct competition is typically limited because rural local exchange carriers primarily serve low customer density communities with predominantly residential customers, and the cost of operations and capital investment requirements for new entrants is high. In Maine, we also serve business and residence customers outside of our RLEC territory, utilizing our 188 mile fiber backbone network along the Interstate 95 corridor.

Otelco Telephone.  On January 5, 1999, through Otelco Telephone LLC, or Otelco Telephone, we acquired certain telecommunications businesses from Oneonta Telephone Company, Inc., a rural local exchange carrier that serves a portion of Blount County in Alabama. In connection with the transaction, we acquired 8,127 access line equivalents.

Hopper.  On September 30, 1999, we acquired Hopper Telecommunications Company, Inc., or Hopper, a rural local exchange carrier that serves portions of Blount and Etowah counties in Alabama. In connection with the transaction, we acquired 3,827 access line equivalents.

Brindlee Mountain.  On July 19, 2000, we acquired Brindlee Mountain Telephone Company, or Brindlee, a rural local exchange carrier that serves portions of Marshall, Morgan, Blount and Cullman counties in Alabama. In connection with the transaction, we acquired 14,013 access line equivalents.

Blountsville.  On June 30, 2003, we acquired Blountsville Telephone Company, Inc., or Blountsville, a rural local exchange carrier that serves a portion of Blount county in Alabama. In connection with the transaction, we acquired 4,080 access line equivalents.

Mid-Missouri.  On December 21, 2004, we acquired Mid-Missouri Telephone Company, or Mid-Missouri, a rural local exchange carrier that serves portions of Cooper, Moniteau, Morgan, Pettis and Saline counties in central Missouri. In connection with the transaction, we acquired approximately 4,585 access line equivalents. In addition, we provide Internet services in areas surrounding our territory.

Mid-Maine.  On July 3, 2006, we acquired Mid-Maine Communications, Inc., or Mid-Maine, a rural local exchange carrier that serves portions of Penobscot, Somerset and Piscataquis counties adjacent to Bangor, Maine and a competitive exchange carrier, serving customers adjacent to a 188 mile fiber network along the I-95 corridor in Maine. In connection with the transaction, we acquired approximately 22,413 access line equivalents. In addition, we provide dial-up Internet services throughout Maine.

We completed an initial public offering of IDSs in December 2004 at which time we converted from a Delaware limited liability company into a Delaware corporation and changed its name from Rural LEC Acquisition LLC to Otelco Inc.

Service Offerings

The following table reflects the percentage of total revenues derived from each of our service offerings for the year ended December 31, 2006:

Revenue Mix

Source of Revenue

Local services	37.3%
Network access	40.8
Cable television	3.8
Internet	14.8
Transport services	3.3

Total	100.0%

Local Services

We are the sole provider of traditional wireline telephone services in the territories served by our six rural local exchange carriers. Local services enable customers to originate and receive telephone calls. The maximum amount that we can charge a customer for basic service in Alabama, Maine and Missouri is regulated by the Alabama Public Service Commission, or APSC, the Maine Public Utilities Commission, or MPUC, and the Missouri Public Service Commission, or MPSC, respectively.

Revenue derived from local services includes monthly recurring charges for access lines providing local dial tone and calling features, including caller identification, call waiting, call forwarding and voicemail. We also receive revenue for providing long distance services to our customers, billing and collection services for other carriers under contract, and directory advertising. We provide local services on a retail basis to residential and business customers. With the high level of acceptance of local service bundles, a growing percentage of our customers receive a broad range of services, including long distance, for a single, fixed monthly price.

We also offer long distance telephone services to our local telephone customers who do not purchase a local service bundle. We resell long distance services purchased from various long distance providers. At December 31, 2006, approximately 51.0% of our regulated access lines subscribed to our long distance services. We intend to continue to expand our long distance business within our rural local exchange carrier territories, principally through marketing to our local telephone customers.

We derive revenue from other telephone related services, including leasing, selling, installing, and maintaining customer premise telecommunications equipment and the publication of local telephone directories in certain of our rural local exchange carrier territories. We also provide billing and collection services for interexchange carriers through negotiated billing and collection agreements for certain types of toll calls placed by our local customers.

Network Access

Network access revenue relates primarily to services provided by us to other long distance carriers (also referred to as interexchange carriers) in connection with their use of our facilities to originate and terminate interstate and intrastate long distance, or toll, telephone calls. As toll calls are generally billed to the customer originating the call, network access charges are applied in order to compensate each telecommunications company providing services relating to the call. Network access charges apply to both interstate and intrastate calls. Our network access revenues also include revenues we receive from wireless carriers for originating or terminating their calls on our networks pursuant to our interconnection agreements with those wireless carriers. Blountsville, Hopper,

Mid-Maine and Mid-Missouri also receive Universal Service Fund High Cost, or USF HC, revenue which is included in our reported network access revenue.

Intrastate Access Charges.  We generate intrastate access revenue when a long distance call involving one of our RLECs and a long distance carrier is originated and terminated within the same state. The interexchange carrier pays us an intrastate access payment for either terminating or originating the call. We record the details of the call through our carrier access billing system. Our access charges for our intrastate access services are set by the APSC, the MPUC and the MPSC, respectively for Alabama, Maine and Missouri.

Interstate Access Charges.  We generate interstate access revenue when a long distance call originates from an area served by one of our rural local exchange carriers and terminates in a local calling area outside of that state, or vice versa. We bill interstate access charges in a manner similar to intrastate access charges. Our interstate access charges are regulated by the Federal Communications Commission, or FCC, through our participation in tariffs filed by the National Exchange Carriers Association, or NECA. The FCC regulates the prices local exchange carriers charge for access services in two ways: price caps and rate-of-return. All of our rural local exchange carriers are rate-of-return carriers for purposes of interstate network access regulation. Interstate access revenue for rate-of-return carriers is based on an FCC regulated rate-of-return currently authorized up to 11.25% on investment and recovery of operating expenses and taxes, in each case solely to the extent related to interstate access.

Federal Universal Service Fund High Cost Revenue.  Blountsville, Hopper, Mid-Maine and Mid-Missouri recover a portion of their costs through the USF HC, which is regulated by the FCC and administered by the Universal Service Administrative Company, or USAC, a non-profit organization. Based on historic and other information, a nationwide average cost per loop is determined by USAC. Any incumbent local exchange carrier whose individual cost per loop exceeds the nationwide average by more than 15% qualifies for USF HC support. Although all of our rural local exchange carriers have been designated as eligible telecommunications carriers or ETCs, Otelco Telephone and Brindlee do not receive USF HC support because their cost per loop does not exceed the national average. The USF HC, which is funded by assessments on all United States telecommunications carriers as a percentage of their revenue from end-users of interstate and international service, distributes funds to our participating RLECs based upon their respective costs for providing local services. USF HC payments are received monthly.

Transition Service Fund Revenue.  Otelco Telephone, Hopper, Brindlee, and Blountsville recover a portion of their costs through the Transition Service Fund, or TSF, which is administered by the APSC. All interexchange carriers originating or completing calls in Alabama contribute to the TSF on a monthly basis, with the amount of each carrier’s contribution calculated based upon its relative originating and terminating minutes of use compared to the aggregate originating and terminating minutes of use for all telecommunications carriers participating in the TSF. The TSF reduces the vulnerability of our Alabama rural local exchange carriers to a loss of access and interconnection revenue. TSF payments are received monthly.

Cable Television Services

We provide cable television services over networks with 750 MHz of transmission capacity in the towns of Bunceton and Pilot Grove in Missouri, and in portions of Blount and Etowah counties in Alabama. Our cable television packages offer from 59 to 184 channels, depending upon the location in which the services are offered. We intend to expand our cable services selectively by extending our cable networks into areas adjacent to our existing cable network facilities within our telephone service area. With this strategy, we believe we will be able to capture additional customers with minimal capital expenditures. Of the more than 8,200 homes we pass, we are the cable television provider to approximately 4,200 of these homes.

Internet Services

We provide two forms of Internet access to our customers: digital high-speed and dial-up. Digital high-speed Internet access is provided via DSL, cable modems or wireless broadband, depending upon the location in which the service is offered and via dedicated trunks to larger business customers. We charge our Internet customers a flat rate for unlimited Internet usage and a premium for higher speed Internet services. We are able to provide high-speed Internet access to over 90% of our access lines. We intend to expand the availability of our high-speed Internet services as warranted by customer demand by installing additional DSL equipment at certain switching locations. In Missouri, we also offer Internet services outside of but adjacent to our telephone service area. In Maine, we offer dial-up Internet services throughout the state.

Transport Services

We receive monthly recurring revenues for the rental of fiber to transport data and other telecommunications services in Maine from business and telecommunications carriers along a 188 mile fiber route.

Network Assets

Our telephone networks include carrier grade advanced switching capabilities provided by six digital switches, fiber rings and routes, and network software, all of which meet industry standards for service integrity, redundancy, reliability and flexibility. Our networks enable us to provide switched wireline telephone services and other calling features, long distance services and Internet access services through dial-up, DSL and cable modems, and dedicated circuits. As of December 31, 2006, our networks included the following elements, all of which are owned by us:

•	Three Lucent 5ESS digital switches, one Siemens EWSD switch, and three Nortel DMS-10 switches;

•	More than 898 route miles of high-quality, high-speed fiber optic cable; and

•	DSL, cable modem and wireless broadband equipment.

Our cable television networks in Alabama and Missouri provide cable television and cable modem services with approximately 89 route miles of fiber optic cable and approximately 307 route miles of coaxial cable in Alabama and approximately 10 route miles of coaxial cable in Missouri, each of which has been upgraded to a transmission capacity of 750 MHz.

Sales, Marketing & Customer Service

Our marketing approach emphasizes locally managed, customer-oriented sales, marketing and service. We are able to differentiate ourselves from our competition by providing a superior level of service in our territories. We believe that most telecommunications companies devote their resources and attention primarily toward customers in more densely populated markets, thereby providing relatively poor service to rural customers.

Each of our rural local exchange carriers has a long history in the communities it serves, which has helped to enhance our reputation among local residents by fostering familiarity with our products and level of service. To demonstrate our commitment to the markets we serve, we maintain local offices in most of the population centers within our service territories. While customers have the option of paying their bills by mail, credit card or automatic withdrawal from their bank account, many elect to pay their monthly bill in person at the local office. This provides us with an opportunity to directly market our services to our existing customers. These offices typically are staffed by local residents and provide sales and customer support services in the community. Local offices facilitate a direct connection to the community, which we believe improves customer satisfaction and enhances our reputation with local residents. We also build upon our strong reputation by participating in local activities, such as local fund raising and charitable events for schools and community organizations and by airing local interest programs on our local access community cable channels.

In order to capitalize on the strong branding of each of our rural local exchange carriers, while simultaneously establishing and reinforcing the “Otelco” brand name across our Alabama and Missouri territories, we identify each of our rural local exchange carriers as a division of Otelco. In each territory, both the name of the local rural local exchange carrier and the name of Otelco appear on the customers’ bills and our marketing materials. Part of our strategy is to increase customer loyalty and strengthen our brand name by deploying new technologies and by offering comprehensive bundling of services, including dial-up and digital high-speed Internet access, cable television, long distance and a full array of calling features. In addition, our ability to provide our customers with a single, unified bill for all of our services is a major competitive advantage and helps to enhance customer loyalty.

In Maine, we have retained the Mid-Maine name as it is well known in the areas we serve and will introduce the Otelco name where it does not detract from existing brand recognition. Our competitive local exchange carrier competes with the incumbent carrier in metropolitan areas from Portland to Bangor, utilizing both an employee and agent sales force. It provides increased service monitoring for its business customers through a state of the art network operations center.

Prior to their acquisition by us, many of our rural local exchange carriers had not engaged in significant sales and marketing activities. Upon their acquisition, we have provided additional sales and marketing support that has enhanced the introduction of new services and bundles and the continued marketing of existing services and products.

Competition

Local Services

We believe that many of the competitive threats now confronting larger telephone companies do not currently exist in our rural local exchange carrier service areas. Our rural local exchange carriers have never experienced wireline telephone competition because the demographic characteristics of rural telecommunications markets generally would require significant capital investment to offer competitive wireline telephone services with low potential revenues. For instance, the per minute cost of operating both telephone switches and interoffice facilities is higher in rural areas than in urban areas, because rural local exchange carriers typically have fewer, more geographically dispersed customers and lower calling volumes. Furthermore, the distance from the telephone switch to the customer is typically longer in rural areas, which results in increased distribution facilities costs that tend to discourage wireline telephone competitors from entering territories serviced by rural local exchange carriers. As a result, rural local exchange carriers generally do not face the threat of significant wireline telephone competition. However, in the future, we may face direct competition from cable providers in a portion of our territory; new market entrants, such as providers of wireless and satellite broadband or voice over electric lines; and indirect competition such as voice over Internet protocol, or VoIP.

We currently qualify for the rural exemption from certain interconnection obligations which support industry competition, including obligations to provide services for resale at discounted wholesale prices and to offer unbundled network elements. If the APSC, MPUC or MPSC terminates this exemption for our rural local exchange carriers, we may face competition from resellers and other wireline carriers.

In our markets, we face competition from wireless carriers. We have experienced only a limited decrease in access lines as a result of customers switching their residential wireline telephone service to a wireless service. Although we believe we have experienced a minor decrease in our minutes of use primarily due to flat rate calling offers from wireless carriers, we have also experienced an increase in network access revenue associated with terminating wireless calls on our telephone network. In Alabama, the introduction of residential bundled offerings including unlimited calling appears to have shifted additional minutes back from wireless. We do not expect wireless technology to represent a meaningful threat to our business in the near term due in part to the topography of our telephone territories and the current inconsistent wireless coverage. However, as wireless carriers continue to build-out their networks, we may experience increased competition from this technology. The FCC has adopted regulations requiring wireline telephone carriers to provide portability of telephone numbers to wireless carriers, which may in the future increase the competition we face from wireless carriers. Our rural local exchange carriers are currently capable of providing portability of telephone numbers to wireless carriers.

The long distance market is highly competitive in all of our rural local exchange carrier territories. We compete with major national and regional interexchange carriers, including AT&T, Verizon (formerly MCI, Inc.). and Sprint Nextel Corporation as well as wireless carriers, and other service providers. However, we believe that our position as the rural local exchange carrier in our territories, our long-standing local presence in our territories and our ability to provide a single, unified bill for all of our services, are major competitive advantages. At December 31, 2006, customers representing approximately 51.0% of our regulated access lines subscribed to our long distance services. The majority of our competitive local exchange customers have also selected us for their long distance services as part of their overall package of services.

In addition, under the Communications Act, a competitor can obtain USF HC support if a state public service commission (or the FCC in certain instances) determines that it would be in the public interest and designates such competitor as an ETC. While access to USF HC support by our competitors does not significantly reduce our current USF HC revenue, such economic support could facilitate competition in our rural local exchange carrier territories, particularly from wireless carriers. To date, one wireless carrier serving our Alabama territory has received ETC status and is eligible for USF HC funds within our rural local exchange carrier territories.

In Maine, we also operate as a facilities based competitive local exchange carrier in a number of the larger metropolitan areas primarily served by Verizon as the incumbent local exchange carrier. There are other competitors who serve these markets today as both facilities based and resale carriers. Our focus has been on the small to medium business customer, where we offer a combination of service consulting to determine their telecommunications requirements, quality service to meet these needs, and market competitive pricing.

Cable Television Services

We offer cable television services in select areas of our territories. In the northern portion of our Alabama territory, Charter Communications, Inc. provides cable service, passing about 10,000 of our subscribers. In addition, in all of our cable television territories, we compete against digital broadcast satellite providers including Dish Network and DirecTV.

Internet Services

Competition in the provision of Internet services currently comes from alternative dial-up and digital high-speed Internet service providers. Individual competitors vary on a market-to-market basis and include Earthlink, Inc., Charter Communications, Inc., the AOL division of Time Warner, and a number of small, local competitors. At December 31, 2006, we provided Internet services to approximately 30.3% of our rural access lines. In Maine and Missouri, we also provide Internet services to approximately 18,000 subscribers outside of our telephone services territory, as well as the majority of our competitive exchange carrier customers.

Transport Services

Other local telephone companies, long distance carriers, cable providers, utilities, governments, and industry associations deploy and sell fiber capacity to users. Existing and newly deployed capacity could be made available, impacting market pricing. Multi-year contracts generally protect existing relationships and provide revenue stability. The cost of and time required for deploying new fiber can be a deterrent to adding capacity.

Information Technology and Support Systems

We have integrated software systems that function as an operational support and customer care/billing system. One system serves our Alabama and Missouri local exchange subscribers, one serves our additional Internet subscribers, and one serves our Maine subscribers. The systems include automated provisioning and service activation, mechanized line record and trouble reporting. These services are provided through the use of licensed third-party software. By utilizing integrated software systems, we are able to reduce individual company costs and standardize functions resulting in greater efficiencies and profitability.

Each system allows us to provide a single, unified bill for all our services which we believe is a significant competitive advantage. Additionally, the systems provide us an extensive database that enables us to gather detailed marketing information in our service territory. This capability allows us to market new services as they become available to particular customers.

Environment

We are subject to various federal, state and local laws relating to the protection of the environment. We believe that we are in compliance in all material respects with all such laws. The environmental compliance costs incurred by us to date have not been material, and we currently have no reason to believe that such costs will become material in the foreseeable future.

Employees

As of December 31, 2006, we employed a total of approximately 220 full-time and 4 part-time employees. None of our employees are members of, or are represented by, any labor union or other collective bargaining unit. We consider our relations with our employees to be good.

Regulation

The following is a summary of some of the regulatory matters relevant to us, and does not purport to describe all present and proposed federal, state and local legislation and regulations affecting our business or the telecommunications industry. Some legislation and regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals that could change the manner in which this industry operates. Neither the outcome of any of these developments, nor their potential impact on us, can be predicted at this time.

Overview

Our telecommunications services are subject to federal, state and local regulation. We hold various regulatory authorizations for our service offerings. The FCC exercises jurisdiction over all facilities and services of telecommunications common carriers, such as ours, to the extent those facilities are used to provide, originate or terminate certain interstate or international communications. State regulatory commissions, such as the Alabama Public Service Commission, or APSC, the Missouri Public Service Commission, or MPSC, and the Maine Public Utilities Commission, or MPUC, exercise jurisdiction over such facilities and services to the extent those facilities are used to provide, originate or terminate certain intrastate communications. In addition, pursuant to the Communications Act, state and federal regulators share responsibility for implementing and enforcing the pro-competitive policies introduced by that legislation. In particular, state regulatory agencies have substantial roles in determining aspects of the provision by incumbent local exchange carriers of interconnection to competitive local exchange carriers. Local governments often regulate the public rights-of-way necessary to install and operate networks, and may require communications services providers to obtain licenses or franchises regulating their use of public rights-of-way.

A stated goal of the Communications Act is to promote competition among telecommunications providers. As a result, we believe that competition in our telephone territories, whether from wireline, wireless, cable or other carriers, or through other technologies, may ultimately develop and increase, although the form and degree of such competition cannot be ascertained at this time.

Cable television service is subject to a broad range of state and federal regulation including technical standards, customer service standards and broadcast television carriage obligations. Cable television is also subject to local franchising requirements.

Federal Regulation

We must comply with the Communications Act, which requires, among other things, that communications carriers offer services at just and reasonable rates and on non-discriminatory terms and conditions. Specifically, the Communications Act established the FCC, which regulates both interstate access rates and the Universal Service Fund (“USF”) High Cost Loop Support (“HS”). In addition, the Communications Act established certain pro-competitive aspects of providing local telecommunications services that pre-empted state barriers to entry. However, the Communications Act and the FCC allow states to impose certain conditions of entry into areas served by rural local exchange carriers.

Interstate Access Charges.  The FCC regulates the access charges that incumbent local exchange carriers charge for the use of their local telephone facilities in originating or terminating interstate transmissions. The FCC currently structures interstate access charges, which account for a significant part of our revenue, as a combination of flat monthly charges paid by the end-users and usage sensitive charges paid by long distance carriers.

The FCC regulates the levels of interstate access charges in three ways — through price cap, rate-of-return and average schedule regulation. Price caps are adjusted based on various factors, such as inflation and productivity, and otherwise through regulatory proceedings. Larger incumbent local exchange carriers are regulated under price caps. Smaller incumbent local exchange carriers may elect to base access charges on price caps, but are not required to do so unless they elected to use price caps in the past or their affiliated incumbent local exchange carriers base their access charges on price caps. Mid-Maine, Mid-Missouri Telephone, Hopper and Blountsville elected to be rate-of-return carriers while Otelco Telephone and Brindlee elected to be average schedule carriers. Interstate tariff rates for rate-of-return carriers are based upon an FCC regulated rate-of-return currently authorized at up to

11.25% on investment and recovery of operating expenses and taxes, in each case, solely to the extent related to interstate access. Average schedule carriers share in a settlement process whereby such carriers receive a portion of a pool of revenue based upon their individual cost of providing interstate access relative to an average of a statistical sample of other carriers’ costs.

The FCC has made, and is continuing to consider, various reforms to the existing rate structure for charges assessed on long distance carriers for connection to local networks. In 2001, the FCC adopted an order implementing a multiyear plan to reform the access charge system for rural local exchange carriers. Among other things, the plan reduced access charges and shifted a portion of cost recovery, which had been based on minutes-of-use on interexchange carriers, to flat-rate, monthly per-line charges on end-user customers and an additional universal service support mechanism. As a result, the aggregate amount of access charges paid by interexchange carriers to access providers, such as us, has decreased and may continue to decrease. The plan has been revenue neutral to us as the decrease in network access charges paid by interexchange carriers has been offset by the monthly per-line charges collected from our customers. In adopting the plan, the FCC also determined that rate-of-return carriers continue to be permitted to earn interstate network access revenues based on the authorized rate-of-return of up to 11.25% on investment, and recovery of operating expenses and taxes, in each case, solely to the extent related to interstate access.

Our RLEC companies also have compensation arrangements with wireless carriers. Under agreements filed with the appropriate state commission, we have entered into interconnection agreements with wireless carriers that require the wireless carriers to compensate us for originating or terminating calls on our networks, and vice versa.

Currently, the FCC is conducting a comprehensive review of various reforms of intercarrier compensation, including federal access charges. The FCC has sought comment on significant regulatory modifications intended to harmonize carrier-to-carrier payment mechanisms. In July 2006, a group of telecommunications providers proposed a comprehensive approach to intercarrier compensation which would, among other things, unify state and interstate intercarrier access rates and provide a mechanism through which to recapture the amount of intercarrier revenues lost as a result of this process. As proposed, this so-called “Missola Plan” would also provide for an optional incentive plan for rate-of-return carriers. The Missoula Plan seeks to reduce rates carriers charge one another to originate or terminate calls between networks, increase end-user rates and create additional funding through expanded USF programs. In addition, the FCC also has instituted a proceeding to seek comment on whether access charges should apply to VoIP or other Internet Protocol-based services. We can predict neither when the FCC will act on the Missoula Plan or other intercarrier compensation modification proposals currently before it, nor what action the FCC will take. Accordingly, we cannot estimate the impact that adoption of any of these proposals would have on our operations.

Universal Service Fund.  Universal service rules have been adopted by the FCC to ensure that consumers in rural areas have reasonable access to telecommunications services similar to those received by urban consumers at just, reasonable and affordable rates. The Universal Service Fund is administered by the Universal Service Administrative Company, or USAC. The principal element of federal universal support is known as High Cost Loop support, or HC. Based on historic and other information, a nationwide average cost per loop is determined by USAC. Any incumbent local exchange carriers whose individual cost per loop exceeds the nationwide average by more than 15% qualifies for USF HC support. The USF HC, which is funded by assessments on all telecommunications carriers, including our subsidiaries, as a percentage of their revenue from end-users of interstate and international services, distributes funds on a monthly basis based upon an eligible participant’s costs for providing local service.

One of the principles implemented by the FCC provides that USF HC funds will be distributed only to carriers that are designated as ETCs by a state public service commission (or the FCC in certain instances). There is a cap on the total USF HC payments nationwide. All of the Company’s rural local exchange carriers have been designated as ETCs; however, Otelco Telephone and Brindlee do not receive USF HC support because their cost per loop does not exceed the national average by an amount sufficient to qualify them for USF HC support. Under current FCC regulations, both competitive local exchange carriers and wireless competitors could obtain the same USF HC support payments as the Company’s participating rural local exchange carriers do if a public service commission (or the FCC in certain instances) determines that granting such support payments to competitors would be in the public interest. To date, one wireless carrier has received ETC certification in certain of our Alabama territories and is eligible to receive USF HC payments. Because of the cap of total USF HC payments, the amount of support we receive from the USF HC could decline under current rules.

In May 2001, the FCC adopted a proposal from the Rural Task Force to reform universal service support for rural areas. As adopted, eligible rural carriers will continue to receive support based on a modified embedded cost mechanism. The initial five-year period was extended in May 2006 until such time as the Federal-State Joint Board on Universal Service (the “Joint Board”) recommends and the FCC approves a replacement universal service distribution mechanism.

The Joint Board and the FCC currently are reviewing many issues related to USF collection and distribution. Alternative funding sources under consideration include a surcharge on telephone numbers, or a surcharge on network connections. In addition, the Joint Board has sought comment on the possible use of reverse auctions to determine the recipient of high-cost universal service funding. Some of the proposed USF HC rule changes could cause us to receive significantly less USF HC support. However, because of the pending nature of these proceedings, as well as various court challenges and the possibility of Congressional action, we cannot predict the impact that changes in USF collection or distribution will have on our operations.

Universal Services Administrative Co., or USAC, serves as the administrative agent to collect and distribute funds for USF. In 2006, it began conducting High Cost Beneficiary audits, designed to ensure compliance with FCC rules and program requirements and to assist in program compliance. Carriers are chosen from a random sample of each type of ETC, including average schedule and cost companies, incumbents and competitors, rural and non-rural, from various states. Audits are designed to ensure proper designation of a carrier as ETC, accuracy of data submissions, documentation of accounting procedures, physical inventory of assets, true-up of projected data, and samples of detailed documentation (e.g. invoices, continuing property records). We were notified by USAC in December 2006 that two of our companies, Blountsville and Hopper, were selected for audit. Both audits are currently in progress.

Removal of Entry Barriers.  Prior to the enactment of the federal Telecommunications Act of 1996, or the Telecommunications Act, which amended the Communications Act, many states limited the services that could be offered by a company competing with an incumbent local exchange carrier. The Telecommunications Act generally preempts state and local laws that prevent competitive entry into the provision of any communications service. However, a state can adopt conditions of entry into areas served by rural local exchange carriers if it determines that such action is consistent with the public interest and is necessary to avoid a significant adverse economic impact on users of telecommunications services, to avoid imposing a requirement that is unduly economically burdensome or avoid imposing a requirement that is technically infeasible.

Pursuant to the Communications Act, both incumbent local exchange carriers and competitive local exchange carriers are required to: (i) allow others to resell their services at retail rates; (ii) ensure that customers can keep their telephone numbers when changing carriers; (iii) ensure that competitors’ customers can use the same number of digits when dialing and receive non-discriminatory access to telephone numbers, operator service, directory assistance and directory listing; (iv) ensure access to telephone poles, ducts, conduits and rights-of-way; and (v) provide reciprocal compensation for the completion of local calls. Under the Communications Act, the Company’s rural local exchange carriers may request from the APSC, MPSC or MPUC, as applicable, an exemption, suspension or modification of any or all of the requirements described above.

The Communications Act, with certain exceptions, imposes the following additional duties on incumbent local exchange carriers by requiring them to: (i) interconnect their facilities and equipment with any requesting telecommunications carrier at any technically feasible point; (ii) unbundle and provide non-discriminatory access to network elements, such as local loops, switches and transport facilities, at non-discriminatory rates and on non-discriminatory terms and conditions; (iii) offer their retail services for resale at wholesale rates; (iv) provide reasonable notice of changes in the information necessary for transmission and routing of services over the incumbent local exchange carrier’s facilities or in the information necessary for interoperability (the exchange of service between telephone companies); and (v) provide, at rates, terms and conditions that are just, reasonable and non-discriminatory, for the physical co-location of equipment necessary for interconnection or access to unbundled network elements at the premises of the incumbent local exchange carrier. Competitors are required to compensate the incumbent local exchange carrier for the cost of providing these interconnection services. Companies that qualify as “rural telephone companies” under the Communications Act, as all our rural local exchange carriers do, are exempt from these requirements unless and until they receive a bona fide request from a telecommunications carrier, and the APSC, MPSC or MPUC, as applicable, determines that it is in the public interest to remove the exemption. To date, only our Alabama rural local exchange carriers, Blountsville Telephone Company, Inc., Otelco Telephone, LLC, Hopper Telecommunications Company, Inc., and Brindlee Mountain Telephone Company have been the subject of such a request, which is pending. However, it is possible that we may elect to offer to meet some or all of these requirements in order to achieve greater pricing flexibility from state regulators.

For incumbent local exchange carriers not eligible for the rural exemption, interconnection rules have evolved over time. For example, in 2004, a federal appellate court vacated significant portions of FCC rules related to the obligations of incumbent LECs to lease competitors elements of their circuit-switched networks to competitors on an unbundled basis. In response to this decision, the FCC adopted rules requiring the lease of network elements only where competing carriers would be impaired without access to such network element, and where the unbunding would not interfere with the development of facilities-based competition. These rules are further designed to remove LECs’ unbundling obligations over time as competing carriers deploy their own networks and local exchange competition increases.

Local number portability allows a customer to retain his or her telephone number when changing telecommunications carriers within the same local market. On March 11, 2005, the D.C. Circuit Court stayed enforcement of the FCC’s wireline-to-wireless local number portability obligations for rural incumbent local exchange carriers that serve less than 2% of the Nation’s access lines (“2% companies”) on the basis that the FCC had failed to conduct a Regulatory Flexibility Analysis to determine the impacts of its regulations on 2% companies. Otelco’s rural local exchange carriers all qualify as 2% companies. On April 22, 2005, the FCC opened a proceeding seeking comment on the Court’s decision. As of the date of this filing, the FCC has not taken any steps to address the Court’s concerns and as such the stay is still in effect with regard to Otelco’s rural local exchange carriers.

There is also an FCC requirement for wireline-to-wireline local number portability for all incumbent local exchange carriers. Recently, Time Warner Cable Information Services (“Time Warner”) has initiated proceedings in Maine to begin providing facilities based local exchange service in rural local exchange carrier territories, including within exchanges served by Mid-Maine Telecom. The Maine PUC has issued requests for comments regarding the issues associated with Time Warner’s requests, and no final decision has been made with regard to entry by Time Warner in rural local exchange carrier territories. If the Maine PUC allows Time Warner to provide service in rural local exchange carrier territories, then Mid-Maine Telecom will likely be expected to provide local number portability for Time Warner within its Maine exchanges. This will enhance Time Warner’s competitive position, but we cannot predict the impact of such competition.

Other Federal Regulation.  Our local and long distance operations are subject to FCC rules setting out requirements that must be met by carriers when customers change carriers. Failure to comply with those rules can result in financial penalties, including fines and refund obligations. We have developed and implemented policies to comply with the FCC’s carrier change rules.

The FCC generally must approve in advance most transfers of control and assignments of operating authorizations by FCC regulated entities, including any relating to enforcement of debt obligations. Therefore, if we seek to acquire companies that hold FCC authorizations, in most instances we will be required to seek approval from the FCC prior to completing those acquisitions. Prior approval from the FCC is also required before non-U.S. citizens may own of record or vote more than twenty-five percent of our capital stock. The FCC has the authority to condition, modify, cancel, terminate or revoke operating authority for failure to comply with applicable federal laws or rules, regulations and policies of the FCC. Fines or other penalties also may be imposed for such violations.

The FCC has required that incumbent local exchange carriers that provide interstate long distance services originating from their local exchange service territories do so through separate divisions or long distance affiliates that (i) maintain separate books of account, (ii) do not own transmission or switching facilities jointly with the local exchange affiliate and (iii) acquire any services from its affiliated local exchange telephone company at tariffed rates, terms and conditions. The FCC has initiated a rulemaking proceeding to examine whether there is a continuing need for such requirements; however, we cannot predict the outcome of that proceeding.

We are also subject to laws and regulations requiring the implementation of capabilities and provision of access to information for law enforcement and national security purposes. The FCC has held that these requirements also apply to facilities-based broadband Internet access providers and providers of interconnected voice over Internet Protocol (“VoIP”) services.

The FCC also requires service providers to ensure the confidentiality of Customer Proprietary Network Information, or CPNI, which includes information such as the phone numbers dialed, frequency of calls, and duration of calls. The FCC also limits the manner in which we may use CPNI. The FCC has implemented rules that require service providers to establish safeguards to prevent the unauthorized disclosure of CPNI. The Company has implemented all required safeguards in accordance with FCC rules. On April 2, 2007, the FCC issued new rules strengthening existing CPNI safeguards, including through the use of consumer-set passwords and consumer notice of security breaches. The Company cannot estimate at this time the effect of the CPNI changes, if any.

Internet Services.  We provide Internet access services as an Internet service provider, or ISP. The FCC has classified such services as information services, so they are not subject to various regulatory obligations that are imposed on common carriers, such as paying access charges or contributing to USF. Also, the FCC generally preempts state and local regulation of information services.

In March 2002, the FCC held that high-speed Internet access service delivered using cable television facilities constitutes an information service. In 2005, the FCC adopted an order which accords similar treatment to wireline broadband Internet access service, commonly delivered via DSL technology. Under this order, rate-of-return carriers such as our operating companies have the option to continue providing DSL service as a common carrier, but are no longer required to do so. The FCC may subject cable modem services to certain common carrier responsibilities, and has a pending proceeding examining access requirements for both telephone and cable operations.

The FCC has issued broad guidelines for the treatment of VoIP services. For example, in February 2004, the FCC determined that a specific entirely Internet-based VoIP service is an information service, but, in April 2004, specified that an IP-telephony service using the public switched telephone network was a regulated telecommunications service, subject to interstate access charges. In November 2004, the FCC held that Vonage Holding Corporation should be subject to federal, rather than state, regulation. In June 2005, the FCC ordered all VoIP service providers providing services which are interconnected to the public switched network to provide emergency (E-911) services to their customers and the law-enforcement capabilities required by CALEA. The regulatory treatment of VoIP continues to develop and we cannot predict its final form or the effect it may have on our operations.

Currently, the regulatory requirements for Internet services are relatively light. As reliance on the Internet expands, however, federal and state law and regulation may increase. For example, “net neutrality” is a hotly-debated topic. We cannot predict the results of current or future proceedings or enactments on our business.

State Regulation

Most states have some form of certification requirement that requires providers of telecommunications services to obtain authority from the state telecommunications regulatory commission prior to offering common carrier services. Our rural local exchange carriers operate as the incumbent local exchange carriers in their territories in Alabama, Missouri and Maine, as applicable, and are certified in Alabama, Missouri and Maine, as applicable, to provide local services, including local exchange, intrastate interexchange (toll) and network access services. Alabama, Missouri and Maine, as applicable, regulate the rates that our rural local exchange carriers charge for intrastate services, including rates for intrastate access services paid by providers of intrastate long distance services. Although the FCC has pre-empted certain state regulations pursuant to the Communications Act, states have retained authority to impose requirements on carriers necessary to preserve universal service, protect public safety and welfare, ensure quality of service and protect consumers. For instance, we must file tariffs setting forth the terms, conditions and prices for many of our intrastate services, and such tariffs may be challenged by third parties. Each state differs to a certain degree in its regulation of incumbent local exchange carriers and we may be subject to different regulations if we enter states outside of Alabama, Missouri and Maine.

Under the Alabama Communications Reform Act of 2005 (the “Reform Act”), the APSC’s jurisdiction over our companies’ intrastate telephone rates and service terms is limited to enforcing an annual inflation factor cap on rate increases for non-bundled Basic Telephone Service (as defined in the Act) for residential customers and business customers with up to four lines, and enforcement of a separate percentage cap on rate increases for certain optional calling features offered on a stand-alone basis. Rates and terms and conditions for all other retail services, or combination or bundle of services, are detariffed and set at the discretion of the carrier. The APSC retains jurisdiction over interconnection arrangements, access charges and other wholesale arrangements; however, it is prevented from imposing unbundling or reporting requirements in excess of those required by the FCC. The APSC also retains exclusive jurisdiction over residential service complaints, but may only enforce the terms of service agreements and federal truth in billing requirements. The Reform Act provides our companies with substantially greater latitude than the prior regulation plan, without requiring our companies to give up their exemption as a rural telephone company under the Communications Act.

A portion of our Alabama companies’ intrastate access revenues is collected through the Transition Service Fund, which was created by the APSC. All wireline telephone carriers carrying intrastate interexchange traffic contribute to the Transition Service Fund on a monthly basis based on their relative originating and terminating minutes of use, on an aggregate basis, for all rural telephone companies participating in the Transition Service Fund. The Transition Service Fund reduces the vulnerability of our Alabama companies to a loss of access and interconnection revenue.

Mid-Missouri Telephone’s intrastate rates are regulated by the MPSC and governed by a rate-of-return regime on investment and recovery of operating expenses and taxes, in each case, solely to the extent related to intrastate service. Access and toll revenues are not pooled in Missouri. Each telecommunications carrier bills and keeps its own network access and toll revenues. All of Mid-Missouri Telephone’s intrastate rates, including local, originating and terminating access rates, are established in general rate proceedings wherein the justness and reasonableness of the charges for each telecommunications service offered by Mid-Missouri Telephone are considered, taking into account all relevant factors. Mid-Missouri Telephone, along with all other incumbent local exchange carriers operating in Missouri, is required to file an annual earnings report with the MPSC. Mid-Missouri Telephone’s last general rate proceeding was completed in May of 1999. Mid-Missouri Telephone’s earnings on its investments are reported annually to the MPSC. The MPSC may initiate an earnings audit if it determines that Mid-Missouri Telephone has received excessive earnings, which could lead to rate reductions and could affect our revenues. On May 6, 1999, the MPSC approved a Stipulation and Agreement submitted by Mid-Missouri Telephone and the MPSC Staff in establishing new rates for the Company’s services. Missouri’s Universal Service Fund does not currently provide high cost support to companies. It is not possible at this time to predict when or if Mid-Missouri Telephone will be eligible to draw revenue from the Missouri Universal Service Fund for high cost support.

Mid-Maine Telecom’s intrastate rates for local exchange service, intrastate interexchange (toll) service and intrastate access services (ancillary intrastate services) are regulated by the MPUC. The determination of the revenue requirement of Mid-Maine Telecom, which is conducted upon the occasion of a rate case initiated either by Mid-Maine Telecom or the MPUC, is governed by a rate of return regime on investment and recovery of operating expenses and taxes. Pursuant to statute and MPUC rules and orders, Mid-Maine Telecom’s intrastate access rates are currently set at the same level as interstate access rates as of January 1, 2003. Mid-Maine Telecom provides intrastate toll service to its customers through Verizon, to which Mid-Maine remits the toll revenues and from which Mid-Maine recovers intrastate access charges. Pursuant to MPUC rule and order, Mid-Maine’s local exchange rates are presently capped at the same level as the local exchange rates of Verizon, and to the extent the MPUC determines that Mid-Maine’s revenues from these sources are not sufficient to meet its revenue requirement as established in its most recent rate case, which was concluded in 2001, the MPUC authorizes Mid-Maine to receive payments in that amount from the Maine State Universal Service Fund.

Under the Communications Act, state telecommunications regulatory agencies have jurisdiction to arbitrate and review interconnection disputes and agreements between incumbent local exchange carriers and competitive local exchange carriers in accordance with rules set by the FCC. However, each of our rural local exchange carriers currently qualifies as a “rural telephone company” under the Communications Act and is exempt from certain of the incumbent local exchange carrier interconnection requirements with competitive local exchange carriers.

State regulatory commissions also may formulate rules regarding fees imposed on providers of telecommunications services within their respective states to support state universal service programs. States often require prior approvals or notifications for certain acquisitions and transfers of assets, customers, or ownership of regulated entities, including any relating to enforcement of debt obligations. Therefore, in some instances, we will be required to seek state approval prior to completing new acquisitions of rural local exchange carriers. State regulation also imposes various service quality regulations on incumbent local exchange carriers. States generally retain the right to sanction a carrier or to revoke certifications if a carrier materially violates relevant laws and/or regulations.

Local Government Authorizations

We may be required to obtain from municipal authorities permits for street opening and construction or operating franchises to install and expand fiber optic and cable facilities in certain rural communities. We also may be required to renew existing franchises when they expire. Some of these franchises may require the payment of franchise fees. Historically, we have obtained such municipal franchises as required. In some rural areas, we do not need to obtain such permits or franchises because the subcontractors or electric utilities with which we have contracts already possess the requisite authorizations to construct or expand our networks.

We provide cable television services pursuant to franchises granted by ten municipal or county governments. The terms of these franchises vary in length from between 20 and 30 years, and they were granted or renewed between 1998 and 2002. These franchises impose various terms and conditions on our operations, including with regard to coverage and programming availability. Failure to comply with these requirements could result in fines, loss of franchises or other penalties.

Determining that current local franchise procedures may constitute an unreasonable interference with competitive entry, the FCC recently adopted rules that significantly curtail the ability of local franchise authorities to refuse franchises awards to competitive video service providers. The rules, released in March 2007, are designed to speed the approval process, cap franchise fees, and ease build-out requirements. Implementation of these rules could have an effect on renewal proceedings and the basis upon which franchise fees are calculated and paid. Several entities have filed lawsuits challenging the FCC’s authority to preempt local regulation of franchise issues, and members of Congress also have protested the FCC’s action. We cannot predict the outcome of these challenges or the impact, if any, of these rules on our operations.

Other Regulations

The FCC regulates broad aspects of cable television service, including technical standards, customer service standards and broadcast television carriage obligations. The regulation of cable television is currently the subject of significant United States Congressional scrutiny, including with regard to rates, programming tiers and indecency. We anticipate that this interest will develop into specific legislative proposals, but cannot predict the content or its impact on our cable television operations.

Description of Credit Facility

The credit facility is comprised of:

•	$120.0 million secured term loan facility; and

•	$15.0 million secured revolving credit facility, including a swing line loan facility in an amount up to $1.5 million;

The term loan facility is fully drawn. Such drawn amounts that are subsequently repaid or prepaid cannot be re-borrowed. We intend to repay $54.9 million in outstanding indebtedness under the term loan facility using the proceeds from this offering.

Amounts drawn under the revolving credit facility may be borrowed, repaid and re-borrowed until the earliest of (1) July 3, 2011, (2) the date of termination of lenders’ obligations to make loans or permit existing loans to be outstanding in the case of an event of default, and (3) the date of indefeasible prepayment in full by us of the loans and the permanent reduction of the commitments to zero dollars. We will have the full $15.0 million of borrowings available under the revolving credit facility at the closing of this offering.

The credit facility has several features similar to credit facilities of this nature, including but not limited to:

Interest Rates and Fees

Interest rates applicable to the term loans and the revolving loans are set at a margin over a base rate (which is defined as the higher of the prime rate or the federal funds rate plus 50 basis points) or LIBOR. We must pay certain fees, including fees on undrawn committed amounts, in connection with the credit facility.

We purchased an interest rate cap in connection with $80.0 million of the floating rate term loan under our credit facility. The interest rate cap agreement effectively limits, until December 21, 2009, the interest expense under the term loan, which floats based on LIBOR, to not more than 3.0% per annum plus the relevant margin for the original five-year term of our credit facility. The relevant margin was 4.0% from December 21, 2004 to July 3, 2006, when the amended and restated credit facility lowered the margin to 3.25%.

Mandatory Prepayment

The credit facility must, subject to specified exceptions and conditions, be prepaid with:

•	100% of net cash proceeds from certain asset sales which are not reinvested within 180 days;

•	100% of net casualty insurance proceeds which are not reinvested within 180 days;

•	100% of the net cash proceeds from the issuance of certain indebtedness which are not used to finance a permitted acquisition, capital expenditures or the prepayment of certain subordinated debt;

•	100% of the net cash proceeds received from the issuance of equity or IDSs which are not used to finance a permitted acquisition, capital expenditures, the prepayment of subordinated debt or the repurchase of common stock;

•	during any interest deferral period the lesser of 60% of interest payable in cash on the senior subordinated notes or 100% of distributable cash as of such IDS Payment Date (which is Consolidated EBITDA, as defined in the credit facility, minus the sum of cash interest payments (exclusive of interest payable with respect to the senior subordinated notes), cash income tax expense, certain capital expenditures and certain mandatory prepayments of the credit facility) minus cash dividends and cash interest payments made on the Class A common stock and the senior subordinated notes during the period from the closing date through the end of the fiscal quarter most recently ended prior to such IDS Payment Date; and

•	during any dividend suspension period, 75% of the amount of excess cash (which is distributable cash, as defined above, minus the sum of cash interest payments made in respect of the senior subordinated notes following the end of the first full quarter after the closing date) minus the sum of dividends already made on the Class A common stock following the end of the first full quarter after the closing date and any payment made pursuant to the preceding bullet on the applicable date.

In addition, upon the occurrence of a change of control of us, we must promptly offer to prepay in full the aggregate principal amount of the outstanding loans, together with accrued and unpaid interest thereon, without premium, plus the payment of any LIBOR funding breakage costs associated therewith.

Guarantees and Collateral

The credit facility is unconditionally guaranteed by all of our subsidiaries other than Mid-Missouri Telephone and Mid-Maine Telecom, and secured by first priority security interests in substantially all our and such subsidiaries’ capital stock and tangible and intangible assets other than the assets and capital stock of Mid-Missouri Telephone and Mid-Maine Telecom.

Interest Deferral/Dividend Suspension

If we fail to meet a certain fixed charge coverage ratio or a certain senior leverage ratio, we fail to timely deliver a compliance certificate for the prior fiscal quarter or there is insufficient distributable cash, we will be required to defer interest payments under the senior subordinated notes so long as we are permitted to defer interest payments under the indenture. If such interest payments are required to be deferred (even if we are no longer permitted to defer interest payments under the indenture) or if we fail to meet a certain fixed charge coverage ratio or a certain senior leverage ratio, deferred interest or interest on deferred interest is outstanding on the senior subordinated notes, we fail to timely deliver a compliance certificate for the prior fiscal quarter or there is insufficient excess cash, we will be required to suspend the payment of dividends on our common stock. In addition, we will be required to suspend the payment of such dividends if a default or event of default exists under the credit facility.

Other Covenants

Under the terms of the credit facility, we are required to satisfy a fixed charge coverage ratio of at least 1.04 to 1.00 and a senior leverage ratio not more than 4.00 to 1.00. The credit facility also contains customary affirmative and negative covenants that, among other things, restrict, subject to customary exceptions, our ability to incur indebtedness, create liens, sell assets, redeem indebtedness, make payments in respect of capital stock or subordinated indebtedness and enter into transactions with affiliates.

Events of Default

The credit facility contains customary events of default, including but not limited to, failure to pay principal, interest or other amounts when due, breach of covenants or representations, certain events of bankruptcy and insolvency, cross-defaults to certain other indebtedness and the occurrence of a change of control (as defined in the credit facility).

Description of IDSs

General

We are offering 3,000,000 IDSs in this offering. Each IDS initially represents:

•	one share of our Class A common stock; and

•	a 13% senior subordinated note due 2019 with a $7.50 principal amount.

The ratio of Class A common stock to principal amount of senior subordinated notes represented by an IDS is subject to change in the event of a stock split, recombination or reclassification of our Class A common stock. Immediately following the occurrence of any such event, we will file with the SEC a Current Report on Form 8-K or any other applicable form (and with the applicable securities regulatory authorities in Canada where a report is required), disclosing the changes in the ratio of Class A common stock to principal amount of senior subordinated notes as a result of such event.

Holders of IDSs are the beneficial owners of the Class A common stock and senior subordinated notes represented by such IDSs and will have exactly the same rights, privileges and preferences, including voting rights, rights to receive distributions, rights and preferences in the event of a default under the indenture governing the senior subordinated notes, ranking upon bankruptcy and rights to receive communications and notices as a direct holder of Class A common stock and senior subordinated notes, as applicable.

The IDSs will be available in book-entry form only. As discussed below under “— Book-Entry Settlement and Clearance,” a nominee of the book-entry clearing system will be the sole registered holder of the IDSs. That means you will not be a registered holder of IDSs or be entitled to receive a certificate evidencing your IDSs. However, a holder of Class A common stock, including a holder of an IDS that requests that IDSs be separated, has a legal right under Delaware law to request that we issue a certificate for such common stock. Until such request is made, you must rely on the procedures used by your broker or other financial institution that will maintain your book-entry position to receive the benefits and exercise the rights of a holder of IDSs that are described below. You should consult with your broker or financial institution to find out what those procedures are.

Voluntary Separation and Combination

Holders of IDSs, whether purchased in the initial offering, this offering or in a subsequent offering of IDSs of the same series may, at any time, through their broker or other financial institution, separate the IDSs into the shares of our Class A common stock and senior subordinated notes represented thereby. Unless the IDSs have been previously automatically separated as a result of the redemption or maturity of any senior subordinated notes, any holder of shares of our Class A common stock and senior subordinated notes may, at any time, through his or her broker or other financial institution, combine the applicable number of shares of Class A common stock and senior subordinated notes to form IDSs. Any holder who has combined shares of our Class A common stock and senior subordinated notes to form IDSs may subsequently separate their IDSs back into shares of Class A common stock and senior subordinated notes in the same manner and at the same time as those holders of IDSs who purchased them in this offering or a subsequent offering. See “— Book-Entry Settlement and Clearance” and “Description of Senior Subordinated Notes — Covenants Relating to IDSs — Combination of Notes and Class A Common Stock into IDSs” below for more information on the method by which delivery and surrender of IDSs and delivery of shares of Class A common stock and our senior subordinated notes will be effected.

Our Class A common stock is currently listed on the Toronto Stock Exchange under the trading symbol “OTT”; however there is currently no active trading market for our Class A common stock. In addition we will use our commercially reasonable efforts to list our Class A common stock for separate trading on the American Stock Exchange if a sufficient number of shares of our Class A common stock are held separately to meet the minimum requirements for separate trading on the American Stock Exchange for at least 30 consecutive trading days. Within 30 days after the maturity or redemption of the senior subordinated notes, we will use our commercially reasonable efforts to list or quote the outstanding shares of our Class A common stock on the securities exchange(s) or automated securities quotation system(s), if any, on which the IDSs then are listed or quoted, in addition to any other securities exchange on which the Class A common stock is then listed. The shares of Class A common stock offered hereby will be freely tradable without restriction or further registration under the Securities Act, unless they are held by “affiliates” as that term is defined in Rule 144 under the Securities Act, and under the securities legislation in all the provinces (other than the province of Quebec) and territories of Canada, subject to “control person” distribution rules under applicable Canadian provincial and territorial securities laws.

In the event of a voluntary separation of IDSs into senior subordinated notes and Class A common stock or the recombination of senior subordinated notes and Class A common stock into IDSs, we do not expect that trading of the IDSs or the Class A common stock (in the event that the Class A common stock has been listed for separate trading) will be suspended until the administrative functions implementing the separation and/or combination are completed.

Automatic Separation

Upon the occurrence of any of the following, the IDSs will be automatically separated into the shares of Class A common stock and senior subordinated notes represented thereby:

•	exercise by us of our right to redeem all or a portion of the senior subordinated notes, which may be represented by IDSs at the time of such redemption;

•	the date on which principal on the senior subordinated notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof;

•	the continuance (without cure) of a payment default on the senior subordinated notes for 90 days; or

•	the Depository Trust Company, or DTC, no longer makes the IDSs eligible for deposit or ceases to be a registered clearing agency under the Securities Exchange Act of 1934 and we are unable to find a successor depositary.

Following the automatic separation of the IDSs as a result of the redemption or maturity of any senior subordinated notes, shares of Class A common stock and senior subordinated notes may no longer be combined to form IDSs. We have agreed that, within 30 days after the maturity or redemption of the senior subordinated notes, we will use our commercially reasonable efforts to list or quote the outstanding shares of our Class A common stock on the securities exchange(s) or automated securities quotation system(s), if any, on which the IDSs then are listed or quoted, in addition to any other securities exchange on which the Class A common stock is then listed.

Each share of Class B common stock is, subject to the satisfaction of certain conditions, exchangeable at the option of the holder for one IDS, subject to adjustment for stock splits, dividends, combinations or reclassifications. The conditions to such exchange include a financial test relating to our Adjusted EBITDA (as such term is defined in the indenture governing our notes) that will no longer apply following December 21, 2009, and certain other conditions. If all of the IDSs have automatically separated or are otherwise not outstanding at the time of any such exchange, each share of Class B common stock will be exchanged for one share of Class A common stock, subject to adjustment for stock splits, dividends, combinations or reclassifications, and a note having a principal amount equal to each note that was represented by an IDS. However, if the notes are not outstanding at the time of such exchange, each share of Class B common stock will be exchanged for 1.9740 shares of Class A common stock, subject to adjustment for stock splits, dividends, combinations or reclassifications.

Automatic Exchange

In the event there is a subsequent issuance of senior subordinated notes (whether or not in the form of IDSs) and those senior subordinated notes are sold with original issue discount, or OID, for U.S. federal income tax purposes (and any subsequent issuance of senior subordinated notes thereafter), holders of our senior subordinated notes outstanding prior to such issuance and purchasers of the newly issued senior subordinated notes will automatically exchange among themselves a portion of the senior subordinated notes they hold so that immediately following such automatic exchange, each holder will own a pro rata portion of the new senior subordinated notes and the old senior subordinated notes. The automatic exchange has been structured this way to ensure fungibility of the new senior subordinated notes and the old senior subordinated notes. The automatic exchange provisions ensure that the IDSs and senior subordinated notes offered in this offering can be fungible with IDSs and senior subordinated notes offered in the future and, accordingly, can trade in the same trading market. The ability to issue fungible securities in the future allows for an expansion of the public float, which could increase liquidity in the trading market and facilitate our ability to conduct future financings into an existing market. Accordingly, the aggregate amount of new senior subordinated notes and old senior subordinated notes held by any holder prior to the exchange will be the same as such holder holds subsequent to the exchange. This exchange will be effected automatically, without any action by the holders, through the facilities of DTC. DTC has advised us that the implementation of this automatic exchange may cause a delay in the settlement of trades of up to 24 hours. See “— Book-Entry Settlement and Clearance — Procedures relating to subsequent issuances.”

Book-Entry Settlement and Clearance

DTC will act as the securities depository for the IDSs, the senior subordinated notes and shares of Class A common stock represented by the IDSs (collectively the “securities”). The transfer agent for the Class A common stock, the senior subordinated notes represented by the IDSs (collectively the “components”) and the IDSs will act as custodian for the securities on behalf of the owners of the IDSs. The components and the IDSs will be issued in fully-registered form and will be represented by one or more global notes and global stock certificates. The IDSs will be registered in the name of DTC’s nominee Cede & Co., and the components will be registered in the name of the custodian for the owners of the IDSs.

Book-Entry Procedures.  If you intend to purchase IDSs in the manner provided by this prospectus you must do so through the DTC system or through direct and indirect participants, including the Canadian Depository for Securities Ltd., or CDS. The participant that you purchase through will receive a credit for the applicable security on DTC’s records. If you purchase IDSs in Canada, you will hold the interest in the IDSs through your registered dealer which is a CDS participant and through the DTC participant account maintained by CDS. The ownership interest of each actual purchaser of the applicable security, who we refer to as a “beneficial owner,” is to be recorded on the participant’s records.

All interests in the securities will be subject to the operations and procedures of DTC and CDS (if applicable). The operations and procedures of each settlement system may be changed at any time.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York State Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the underwriters, banks and trust companies, clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies. These indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. The rules that apply to DTC and its participants are on file with the SEC.

To facilitate subsequent transfers, all IDSs deposited by direct participants with DTC are registered in the name of DTC’s nominee, Cede & Co. Prior to separation, the components will be registered in the name of the custodian for the owners of the IDSs. The deposit of IDSs with DTC and their registration in the name of Cede & Co. or the custodians effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities. DTC’s records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The participants and custodians will remain responsible for keeping account of their holdings on behalf of their customers.

Transfers of ownership interests in the securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the applicable security except in the event that use of the book-entry system for the securities is discontinued.

Cross-market transfers between DTC participants, on the one hand, and CDS participants, on the other hand, will be effected within DTC through the DTC participant that is acting as depositary for CDS. To deliver or receive an interest in securities held in a CDS account, an investor must send transfer instructions to CDS under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, CDS will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the securities in DTC and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. CDS participants may not deliver instructions directly to the DTC depositary that is acting for CDS.

Separation and Combination.  Holders of IDSs, whether purchased in this offering or in subsequent offerings of IDSs of the same series, may, at any time after the closing of this offering, through their broker or other financial institution, separate their IDSs into the shares of Class A common stock and senior subordinated notes represented thereby. Similarly, any holder of shares of our Class A common stock and senior subordinated notes may, at any time, through their broker, custodian or other financial institution, combine the applicable number of shares of Class A common stock and senior subordinated notes to form IDSs. Any such separation or combination will be effective as of the close of business on the trading day that DTC receives such instructions from a participant or custodian, provided that such instructions are received by 3:00 p.m., Eastern Time, on that trading day. Any instructions received after 3:00 p.m. will be effective the next business day, if permitted by the participant or custodian delivering the instructions.

All outstanding IDSs will be automatically separated into the shares of Class A common stock and senior subordinated notes represented thereby upon the occurrence of the following:

•	exercise by us of our right to redeem all or a portion of the senior subordinated notes, which may be represented by IDSs at the time of such redemption;

•	the date on which principal on the senior subordinated notes becomes due and payable, whether at the stated maturity date or upon acceleration thereof;

•	the continuance (without cure) of a payment default on the senior subordinated notes for 90 days; or

•	DTC no longer makes the IDSs eligible for deposit or ceases to be a registered clearing agency under the Securities Exchange Act of 1934 and we are unable to find a successor depositary.

In addition, upon the exercise by us of our right to redeem shares of our Class A common stock, the IDSs that represent such shares subject to redemption will automatically separate.

Any voluntary separation of IDSs and any subsequent voluntary recombination of IDSs from components will be accomplished by entries made by DTC participants acting on behalf of beneficial owners.

Voluntary separation or combination of IDSs will be accomplished via the use of DTC’s Deposit/Withdrawal at Custodian, or DWAC, transaction. Participants or custodians seeking to separate or recombine IDSs will be required to enter a DWAC transaction in each of the IDSs and its underlying components.

Separation will require submission of a Withdrawal-DWAC in the IDSs in conjunction with a Deposit-DWAC in each of the underlying components. Upon receipt of DWAC instructions in good order, the transfer agent for the IDSs and its components will cause the IDSs to be debited from Cede & Co.’s account in the IDS and credited to a separation/recombination reserve account in the IDSs, and will cause an appropriate number of the components to be debited from the custodian’s account in the components and registered to Cede & Co.’s account.

Recombination of IDSs from underlying components will require submission of a Deposit-DWAC in the IDSs in conjunction with a Withdrawal-DWAC in each of the underlying components. Upon receipt of DWAC instructions in good order, the transfer agent for the IDSs and its components will cause an appropriate number of components to be debited from Cede & Co.’s account in the components and credited to the account of the custodian, and will cause an appropriate number of IDSs to be debited from the separation/recombination reserve account and credited to Cede & Co.’s account in the IDSs.

There may be certain transactional fees imposed upon you by broker-dealers and other financial intermediaries in connection with separation or combination of IDSs and you are urged to consult your broker-dealer regarding such transactional charges.

Any transactional fees charged by DTC in connection with separation and/or combination of IDSs will be borne by us. We have been informed by DTC that the current fee per transaction per participant account for any separation or combination of an IDS is currently $9.06. However, DTC’s fee is subject to periodic changes.

Conveyance of notices and other communications, including notices relating to separation and combination of IDSs, between DTC and direct participants, between direct participants and indirect participants, and between participants and beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. will consent or vote with respect to the IDSs or the underlying components and the custodian will not consent or vote with respect to the Class A common stock and senior subordinated notes. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy will assign Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

We and the trustee will make any payments on the senior subordinated notes to DTC and we will make all payments on the Class A common stock to the transfer agent for the benefit of the record holders. The transfer agent will deliver these payments to DTC. DTC’s practice is to credit direct participants’ accounts on the payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, us or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time.

We or the trustee will be responsible for the payment of all amounts to DTC and the transfer agent. The transfer agent will be responsible for the disbursement of those payments to DTC. DTC will be responsible for the disbursement of those payments to its participants, and the participants will be responsible for disbursements of those payments to beneficial owners. We will remain responsible for any actions DTC and participants take in accordance with instructions we provide.

DTC may discontinue providing its service as securities depository with respect to the IDSs, the shares of our Class A common stock or our senior subordinated notes at any time by giving reasonable notice to us or the trustee. If DTC discontinues providing its service as securities depository with respect to the IDSs and we are unable to obtain a successor securities depository, you will automatically take a position in the component securities. If the custodian discontinues providing its service as the custodian with respect to the shares of our Class A common stock or our senior subordinated notes and we are unable to obtain a successor custodian, we will print and deliver to you certificates for those securities and you will automatically take a position in the component securities.

Also, in case we decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository) we will print and deliver to you certificates for the various certificates of Class A common stock and senior subordinated notes you may own.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, including DTC.

Except for actions taken by DTC in accordance with our instructions, neither we nor the trustee nor the underwriters will have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to:

•	the accuracy of the records of DTC, its nominee or any participant or any record of beneficial ownership interest in the securities on DTC’s books; or

•	any payments, or the providing of notice, to participants or beneficial owners.

Procedures Relating to Subsequent Issuances.  The indenture governing the senior subordinated notes and the agreements with DTC provides that, in the event there is a subsequent issuance of senior subordinated notes with OID, each holder of senior subordinated notes or IDSs (as the case may be) agrees that, upon such issuance of senior subordinated notes and upon each issuance of senior subordinated notes thereafter, a portion of such holder’s senior subordinated notes (whether held directly in book-entry form, or held as part of IDSs) will be exchanged for a portion of the senior subordinated notes acquired by the holders of such subsequently issued senior subordinated notes. Consequently, following each such subsequent issuance and exchange, each holder of senior subordinated notes or IDSs (as the case may be) will own senior subordinated notes of each separate issuance in the same proportion as each other holder. Immediately following any exchange resulting from a subsequent offering, a new CUSIP number will be assigned to represent an inseparable unit consisting of the senior subordinated notes outstanding prior to the subsequent issuance and the senior subordinated notes issued in the subsequent issuance. Accordingly, the senior subordinated notes issued in the original offering cannot be separated from the senior subordinated notes issued in any subsequent offering. In addition, the following will occur upon a subsequent issuance of IDSs and exchange of senior subordinated notes:

•	immediately following any exchange resulting from a subsequent offering, the IDSs will consist of the inseparable unit described above representing the proportionate principal amounts of each issuance of senior subordinated notes (but with the same aggregate principal amount as the note (or inseparable unit) represented by the IDSs immediately prior to such subsequent issuance and exchange) and the Class A common stock;

•	all accounts of DTC participants or custodians with a position in the securities will be automatically revised to reflect the new CUSIP numbers; and

•	in the event of any voluntary or automatic separation of IDSs following any such automatic exchange, holders will receive the then existing components which are the Class A common stock and the inseparable senior subordinated notes unit.

The automatic exchange of senior subordinated notes described above will not impair the rights any holder would otherwise have to assert a claim under applicable securities laws against us or any of our agents, including the underwriters, with respect to the full amount of senior subordinated notes purchased by such holder. However, if such senior subordinated notes are issued with OID, holders of such senior subordinated notes may not be able to recover the portion of their principal amount treated as unaccrued OID in the event of an acceleration of the senior subordinated notes or a bankruptcy of the issuer prior to the maturity of the senior subordinated notes. See “Risk Factors — Risks Relating to the IDSs, the Shares of Class A Common Stock and Senior Subordinated Notes Represented by the IDSs — Subsequent issuances of senior subordinated notes may cause you to recognize taxable gain and/or original issue discount and may reduce your recovery in the event of bankruptcy.” Immediately following any subsequent issuance we will file with the SEC a Current Report on Form 8-K or any other applicable form (and with the applicable securities regulatory authorities in Canada where a report is required) disclosing the changes, if any, to the OID attributable to your senior subordinated notes as a result of such subsequent issuance.

There will be no change to the voluntary separation provisions of the IDS in the event of a subsequent issuance. The automatic exchange has been structured in this manner to promote and increase the fungibility and liquidity of our senior subordinated notes and IDSs upon the occurrence of any such subsequent issuances.

IDS Transfer Agent

Wells Fargo Bank, National Association is the IDS transfer agent. Pacific Corporate Trust Company is the IDS agent in Canada for the IDS transfer agent and will accept and forward information to Wells Fargo Bank, National Association, as IDS transfer agent.

Description of Capital Stock

The following is a description of the terms of our certificate of incorporation and by-laws.

Authorized Capitalization

Our authorized capital stock consists of 20,800,000 shares of common stock, par value $0.01 per share, of which 20,000,000 shares are designated Class A common stock and 800,000 shares are designated Class B common stock.

Preferred Stock

Our board of directors has the authority to issue shares of preferred stock from time to time on terms that it may determine, to divide shares of preferred stock into one or more series and to fix the designations, voting powers, preferences and relative participating, optional or other special rights of each series, and the qualifications, limitations or restrictions of each series, to the fullest extent permitted by the Delaware General Corporation Law, or the DGCL. The issuance of shares of preferred stock could have the effect of decreasing the market price of the IDSs and our shares of common stock, impeding or delaying a possible takeover and adversely affecting the voting and other rights of the holders of shares of our common stock.

Class A Common Stock

Dividends.  Holders of shares of our Class A common stock are entitled to receive dividends and other distributions in cash, stock or property of ours as may be declared by our board of directors from time to time out of our assets or funds legally available for dividends or other distributions.

Our board of directors has adopted a dividend policy, pursuant to which, in the event and to the extent we have any available cash for distribution to the holders of shares of our Class A common stock and subject to applicable law and the terms of our credit facility, the indenture governing our senior subordinated notes and any other then outstanding indebtedness of ours, our board of directors will declare cash dividends on our Class A common stock. We expect to make those dividend payments on March 30, June 30, September 30 and December 30 of each year to holders of record on the preceding March 15, June 15, September 15 and December 15, respectively. Since our initial public offering in December 2004, we have paid dividends on our Class A common stock on or about March 30, June 30, September 30 and December 30 of each year at a rate of $0.705 per share per annum.

Dividends will be paid on the Class A common stock as may be declared by our board of directors out of funds legally available therefor.

Rights Upon Liquidation.  In the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of shares of our Class A common stock will be entitled to share ratably with the holders of shares of our Class B common stock (on an as exchanged basis) in all assets remaining after payment of all debts and other liabilities.

Voting Rights.  Shares of our Class A common stock carry one vote per share, and, except as set forth in the by-laws, shall vote as a single class with holders of our Class B common stock. Our by-laws provide that the presence of holders of a majority of the outstanding shares entitled to vote at a stockholders meeting shall constitute a quorum. When a quorum is present, the affirmative vote of the holders of a majority of shares present in person or by proxy is required to take action, unless otherwise specified by law or our certificate of incorporation, and except for the election of directors, which is determined by a plurality vote. Except as otherwise required by law, holders of our Class A common stock are not entitled to vote on any amendment to our certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of the affected shares are entitled to vote on the amendment. Holders of shares of our Class A common stock have no cumulative voting rights.

Other Rights.  Holders of shares of our Class A common stock have no preemptive rights. The holders of Class A common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Restrictions.  Our certificate of incorporation and by-laws provide that until an automatic separation of IDSs occurs, we shall only be permitted to issue shares of Class A common stock as part of an IDS.

Class B Common Stock

Exchange Rights.  Pursuant to the investor rights agreement, each share of Class B common stock is, subject to the satisfaction of certain conditions, exchangeable at the option of the holder for one IDS, subject to adjustment for stock splits, dividends, combinations or reclassifications. The conditions to such exchange include a financial test relating to our Adjusted EBITDA (as such term is defined in the indenture governing our senior subordinated notes) that will no longer apply following December 21, 2009 (which, as of the date of this prospectus, has not been met), and certain other conditions. If all of the IDSs have automatically separated or are otherwise not outstanding at the time of any such exchange, each share of Class B common stock will be exchanged for one share of Class A common stock, subject to adjustment for stock splits, dividends, combinations or reclassifications, and a note having a principal amount equal to each note that was represented by an IDS. However, if the notes are not outstanding at the time of such exchange, each share of Class B common stock will be exchanged for 1.9740 shares of Class A common stock, subject to adjustment for stock splits, dividends, combinations or reclassifications.

Dividends.  Our certificate of incorporation prohibits the payment of any dividends, whether in cash or in property, on shares of our Class B common stock.

Rights Upon Liquidation.  In the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of shares of our Class B common stock will be entitled to participate with the Class A common stock in respect of any distributions made to the Class A common stock on an as exchanged basis.

Combination with Senior Subordinated Notes to Form IDSs.  Only shares of our Class A common stock may be combined with senior subordinated notes to form IDSs. Our by-laws provide that we may issue additional shares of our Class A common stock and IDSs pursuant to a registration statement that has been declared effective by the SEC.

Voting Rights.  Shares of our Class B common stock carry one vote per share, and shall vote as a single class with holders of our Class A common stock. Our by-laws provide that the presence of holders of a majority of the outstanding shares entitled to vote at a stockholders meeting shall constitute a quorum. When a quorum is present, the affirmative vote of the holders of a majority of shares present in person or by proxy is required to take action, unless otherwise specified by law or our certificate of incorporation, and except for the election of directors, which is determined by a plurality vote. Except as otherwise required by law, holders of our Class B common stock are not entitled to vote on any amendment to our certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of the affected shares are entitled to vote on the amendment. Holders of shares of our Class B common stock have no cumulative voting rights.

Other Rights.  Holders of shares of our Class B common stock have no preemptive rights. The holders of Class B common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Anti-Takeover Effects of Various Provisions of Our Certificate of Incorporation and By-laws

Provisions of our certificate of incorporation and by-laws contain provisions that may have some anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Classified Board of Directors.  Our certificate of incorporation provides that our board of directors be divided into three classes of directors, as nearly equal in size as is practicable, serving staggered three-year terms.

Quorum Requirements; Removal of Director.  Our certificate of incorporation provides for a minimum quorum of one-third in voting power of the outstanding shares of our capital stock entitled to vote, except that a minimum quorum of a majority in voting power of the outstanding shares of our capital stock entitled to vote is necessary to hold a vote for any director in a contested election, the removal of a director or the filling of a vacancy on our board of directors. Directors may be removed only for cause by the affirmative vote of at least a majority in voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors.

No Cumulative Voting.  The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not expressly address cumulative voting.

No Stockholder Action by Written Consent; Calling of Special Meeting of Stockholders.  Our certificate of incorporation generally prohibits stockholder action by written consent. It and our by-laws also provide that special meetings of our stockholders may be called only by our board of directors pursuant to (1) a resolution approved by a majority of the members of our board of directors or (2) a request by holders of at least a majority in voting power of all the outstanding shares entitled to vote at that special meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nomination.  Our by-laws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder’s notice must be delivered or mailed and received at our principal executive offices not less than 90 or more than 120 days in advance of the anniversary date of the immediately preceding annual meeting of stockholders. Our by-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders. Stockholder nominations for the election of directors at a special meeting must be received by our corporate secretary by the later of 10 days following the day on which public disclosure of the date of the special meeting was made or 90 days prior to the date that meeting is proposed to be held.

Limitations on Liability and Indemnification of Officers and Director.   The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends or stock repurchases); or

•	for transactions from which the director derived improper personal benefit.

Our certificate of incorporation and by-laws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to, and do, carry directors’ and officers’ insurance for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares.  Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Supermajority Provisions.  The DGCL provides generally that the affirmative vote of a majority in voting power of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation provides that the following provisions in the certificate of incorporation may be amended only by a vote of two-thirds or more in voting power of all the outstanding shares of our capital stock entitled to vote:

•	the prohibition on stockholder action by written consent;

•	the ability to call a special meeting of stockholders may be called only by our board of directors pursuant to (1) a resolution adopted by a majority of the member of the board of directors and (2) a request by holders of at least a majority in voting power of all the outstanding shares entitled to vote at that meeting;

•	the provisions relating to the classification of our board of directors;

•	the provisions relating to the size of our board of directors;

•	the provisions relating to the quorum requirements for stockholder action and the removal of directors;

•	the limitation on the liability of our directors to us and our stockholders;

•	the obligation to indemnify and advance expenses to the directors and officers to the fullest extent authorized by the DGCL;

•	the provisions granting authority to our board of directors to amend or repeal our by-laws without a stockholder vote, as described in more detail in the next succeeding paragraph; and

•	the supermajority voting requirements listed above.

In addition, our certificate of incorporation grants our board of directors the authority to amend and repeal our by-laws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

Our certificate of incorporation provides that our by-laws may be amended by stockholders representing no less than two-thirds of the voting power of all the outstanding shares of our capital stock entitled to vote.

Listing

Our Class A common stock is currently listed on the Toronto Stock Exchange under the trading symbol “OTT”; however there is currently no active trading market for our Class A common stock. In addition we will use our commercially reasonable efforts to list our Class A common stock for separate trading on the American Stock Exchange if a sufficient number of shares of our Class A common stock are held separately to meet the minimum requirements for separate trading on the American Stock Exchange for at least 30 consecutive trading days. Within 30 days after the maturity or redemption of the senior subordinated notes, we will use our commercially reasonable efforts to list or quote the outstanding shares of our Class A common stock on the securities exchange(s) or automated securities quotation system(s), if any, on which the IDSs then are listed or quoted, in addition to any other securities exchange on which the Class A common stock is then listed. The shares of Class A common stock offered hereby will be freely tradable without restriction or further registration under the Securities Act, unless they are held by “affiliates” as that term is defined in Rule 144 under the Securities Act, and under the securities legislation in all the provinces (other than the province of Quebec) and territories of Canada, subject to “control person” distribution rules under applicable Canadian provincial and territorial securities laws.

Transfer Agent and Registrar

Wells Fargo Bank, National Association is the transfer agent and registrar for our shares of common stock. Pacific Corporate Trust Company is the common stock agent in Canada for the common stock transfer agent and registrar and will accept and forward information to Wells Fargo Bank, National Association, as common stock transfer agent and registrar.

Description of Senior Subordinated Notes

The following is a description of the material terms of the Indenture under which our senior subordinated notes will be issued.

It does not purport to be complete and we urge you to read the Indenture (as defined below), a copy of which will be available upon request from the Company. This description is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended. Capitalized terms used in this “Description of Senior Subordinated Notes” section and not otherwise defined have the meanings set forth in “— Certain Definitions” hereafter. We refer to Otelco as the “Company” in this “Description of Senior Subordinated Notes” section.

General

The senior subordinated notes (the “Notes”) are to be issued under an indenture, dated as of December 21, 2004, as supplemented by the First Supplemental Indenture dated as of July 3, 2006 (the “Indenture”), among us, the subsidiary guarantors and Wells Fargo Bank, National Association, as Trustee (the “Trustee”). On December 21, 2004 (the “Initial Issue Date”), we issued $81.1 million aggregate principal of the Notes under the Indenture. The Notes previously issued under the Indenture and the Notes offered hereby will be considered collectively to be a single series for all purposes of the Indenture. Unless the context indicates otherwise, references to “Notes” in this Description of Senior Subordinated Notes include the 13% senior subordinated notes due 2019 previously issued under the Indenture in the initial offering and the 13% senior subordinated notes due 2019 offered hereby. After the consummation of the offering, the Notes offered hereby will represent approximately 22% of all Notes issued under the Indenture.

The Notes will be issued only in fully-registered form, without coupons represented by one or more global notes which will be registered in the name of the custodian for the owners of the IDSs. See “Description of IDSs — Book-Entry Settlement and Clearance.”

Maturity and Interest

Maturity

The Notes will be unsecured senior subordinated obligations of the Company and will mature on December 30, 2019.

Interest

The Notes bear interest at a rate per year of 13%, payable quarterly in arrears on March 30, June 30, September 30 and December 30 of each year, to Holders of record at the close of business on the preceding March 15, June 15, September 15 and December 15, respectively, or the immediately preceding Business Day; provided that if any such interest payment date is not a Business Day, such interest payment date shall be the next Business Day, and no interest on such payment shall accrue for the period from and after such interest payment date.

Interest will accrue from June 30, 2007, which is the most recent date to which interest has been paid, and will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Interest Deferral

Prior to December 30, 2009, the Company will be permitted, at its election, to defer interest payments on the Notes on one or more occasions for not more than eight quarters in the aggregate; provided that:

•	at the end of each occasion, the Company will be obligated to resume quarterly payments of interest on the Notes including interest on deferred interest; and

•	no later than December 30, 2009, the Company must pay in full all deferred interest, together with accrued interest thereon.

After December 30, 2009 the Company will be permitted, at its election, to defer interest payments on the Notes on up to four occasions with respect to up to two quarters per occasion; provided that:

•	the Company may not defer interest on any occasion after December 30, 2009 unless and until all interest deferred on any prior occasion, together with accrued interest thereon, has been paid in full;

•	at the end of each occasion, the Company will be obligated to resume quarterly payments of interest on the Notes including interest on deferred interest; and no later than December 30, 2019, the Company must pay all deferred interest, together with accrued interest thereon.

On each occasion that the Company elects to defer interest, it will be required to deliver to the Trustee a copy of a resolution of the Company’s Board of Directors to the effect that, based upon a good-faith determination of the Company’s Board of Directors, (x) such interest deferral is reasonably necessary for bona-fide cash management purposes, whether indicated by cumulative distributable cash shortfall or otherwise, or to reduce the likelihood of or avoid a payment default under any Designated Senior Indebtedness or (y) so long as the Credit Agreement remains in effect, the Company has failed to maintain a fixed charge coverage ratio of at least 1.04 to 1.00 or a senior leverage ratio of not more than 4.00 to 1.00, in each case, as calculated in accordance with the provisions contained in the Credit Agreement as of the closing date of this offering, without giving effect to any subsequent amendments thereto. However, no interest deferral may be commenced, and any on-going deferral shall cease, if:

•	a default in payment of interest, principal or premium, if any, on the Notes has occurred and is continuing; or

•	another Event of Default with respect to the Notes has occurred and is continuing and the Notes have been accelerated as a result of the occurrence of such Event of Default.

Deferred interest on the Notes will bear interest at the same rate as the stated rate of interest applicable to the Notes, compounded quarterly, until paid in full.

During any interest deferral period and so long as any deferred interest or interest on deferred interest remains unpaid, the Company will not be permitted to make any payment of dividends on its common stock or make any distribution to holders of common stock, or make certain other Restricted Payments. See “— Certain Covenants — Limitation on Restricted Payments.”

Additional Notes

The Indenture permits issuances of additional notes having identical terms and conditions to the Notes offered hereby (other than issuance date) (the “Additional Notes”):

•	in connection with the exchange of shares of Class B common stock of the Company outstanding on the Issue Date; or

•	for other purposes so long as the Incurrence of Indebtedness evidenced by such Additional Notes is permitted under the covenant described under “— Certain Covenants — Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Any Additional Notes will vote on all matters with the Notes. The Additional Notes will be deemed to have the same accrued current period interest, deferred interest and defaults as the Notes and will be deemed to have expended Payment Blockage Periods and interest deferral periods to the same extent as the Notes. The Notes offered hereby are Additional Notes under the Indenture.

The Indenture provides that, in the event there is a subsequent issuance of Additional Notes with original issue discount (and any issuance of Additional Notes thereafter), each Holder of the Notes agrees that a portion of such Holder’s Notes (whether held directly in book-entry form or held as part of IDSs) will be exchanged, without any further action of such Holder, for a portion of the Additional Notes purchased by the Holders of such Additional Notes, such that, following any such additional issuance and exchange, each Holder of the Notes or the IDSs (as the case may be) owns an indivisible unit composed of the Notes and Additional Notes of each issuance in the same proportion as each other Holder, and the records of DTC and the Trustee will be revised to reflect each such exchange without any further action of such Holder. The aggregate principal amount of the Notes owned by each Holder will not change as a result of such exchange. Any Additional Notes will be guaranteed by the Guarantors on the same basis as the Notes. See “Material United States Federal Income Tax Considerations — Consequences to U.S. Holders — Senior Subordinated Notes — Additional Issuances.” We have determined, after consultation with our tax advisors, that this offering will not result in an automatic exchange.

There is a possibility that holders of Additional Notes having original issue discount may not be able to collect the unamortized portion of the original issue discount in the event of an acceleration of the senior subordinated notes or bankruptcy of the Company as described under “Risk Factors — Risks Relating to the IDSs, the Shares of Class A Common Stock and Senior Subordinated Notes Represented by the IDSs — Subsequent issuances of senior subordinated notes may cause you to recognize taxable gain and/or original issuance discount and may reduce your recovery in the event of bankruptcy.” Any such automatic exchange should not impair the rights any holder might otherwise have to assert a claim under applicable securities laws, against us or the underwriters, with respect to the full amount of Notes purchased by such holder.

The Company may issue Additional Notes only if it delivers to the Trustee prior to or simultaneously with such issuance (i) an opinion of tax counsel to the effect that the Additional Notes should be treated as debt for U.S. federal income tax purposes and (ii) an opinion of counsel, subject to exceptions and assumptions customary for such opinions, to the effect that the Additional Notes and the related Guarantees constitute valid and binding obligations of the Company and the respective Guarantors entitled to the benefits of the Indenture and are enforceable against the Company and the respective Guarantors in accordance with their terms. In addition, if an issuance of Additional Notes would trigger the automatic exchange provisions of the Indenture, the Company may not issue such Additional Notes unless it delivers to the Trustee on the date of such issuance a certificate of the Company’s principal financial officer stating that on such date, after giving pro forma effect to the issuance of such Additional Notes and the related Note Guarantees, the Company and the Subsidiary Guarantors are solvent.

Optional Redemption

The Company may, at its option, redeem all, but not less than all, of the Notes at any time upon not less than 30 or more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to the redemption date, upon the occurrence of a Tax event.

“Tax event” means the receipt by the Company of an opinion of counsel, rendered by a nationally recognized law firm experienced in such matters, to the effect that, within 90 days of receipt of the opinion, the Company is not or would not be permitted to deduct all or a substantial portion of the interest payable on the Notes for U.S. federal income tax purposes as a result of:

•	any amendment to, change in or announced proposed change in the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or

•	any official administrative pronouncement (including, without limitation, Notice, Announcement or Revenue Ruling) or judicial decision interpreting or applying such laws or regulations,

in each case, which is announced on or after the Initial Issue Date.

Except as set forth above, the Company may not redeem the Notes at its option prior to December 30, 2011.

On or after December 30, 2011, the Company may redeem the Notes, at its option, at any time in whole and from time to time in part, for cash at the redemption prices, expressed as percentages of principal amount, set forth below plus accrued and unpaid interest, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on December 30 of the years indicated below:

Year	Percentage

2011	106.500%
2012	105.200%
2013	103.900%
2014	102.600%
2015	101.300%
2016 and thereafter	100.000%

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of the Notes to be redeemed. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on such Notes or the portions called for redemption so long as the Company has deposited with the Trustee funds (in U.S. Dollars) sufficient to pay the principal of, plus accrued and unpaid interest (if any) on, the Notes to be redeemed.

In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes of any series are listed, or if such Notes of such series are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with the applicable legal requirements). If the Notes are to be redeemed in part only, the notice of redemption shall state the portion of the principal amount thereof to be redeemed. New Notes in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holders thereof upon cancellation of the original Notes. On and after the Redemption Date, interest will cease to accrue on Notes or portions thereof called for redemption, so long as the Company has deposited with the Trustee funds (in U.S. dollars) sufficient to pay the principal of, plus accrued and unpaid interest (if any) on, the Notes to be redeemed. No Note will be redeemed in part unless all other Notes are also redeemed in part on a pro rata basis.

A full or partial redemption of the Notes will result in an automatic separation of the IDSs. See “Description of IDSs — Automatic Separation.”

Ranking

The Indebtedness evidenced by the Notes and any other amounts payable under the Notes or the Indenture will:

•	be unsecured senior subordinated Indebtedness of the Company;

•	be subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment in full in cash of all existing and future Senior Indebtedness of the Company, including the Credit Agreement;

•	rank pari passu in right of payment with all existing and future Pari Passu Indebtedness and trade payables of the Company, except for the impact of the contractual subordination provided in the Indenture which may have the effect of causing the Holders of the Notes to receive less, ratably, than other creditors that are not subject to contractual subordination, and except for statutory priorities provided under the U.S. federal bankruptcy code or other applicable bankruptcy, insolvency and other laws dealing with creditors rights generally; and will rank senior in right of payment to all existing and future Subordinated Indebtedness of the Company.

The Notes will be structurally subordinated to all indebtedness of the Non-Guarantor Subsidiaries. The Notes will also be effectively subordinated to any Secured Indebtedness of the Company to the extent of the value of the assets securing such Indebtedness. However, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under “— Defeasance” below is not subordinated to any Senior Indebtedness or subject to the restrictions described herein.

The Indebtedness evidenced by each Guarantee and any other amounts payable under each Guarantee will:

•	be unsecured senior subordinated Indebtedness of the applicable Guarantor;

•	be subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment in full in cash of all existing and future Senior Indebtedness of such Guarantor, including the Senior Indebtedness of each Guarantor represented by such Guarantor’s guarantee of the Credit Agreement;

•	rank pari passu in right of payment with all existing and future Pari Passu Indebtedness and trade payables of such Guarantor, except for the impact of the contractual subordination provided in the Indenture which may have the effect of causing the holders of the Notes to receive less, ratably, than other creditors that are not subject to contractual subordination, and except for statutory priorities provided under the U.S. federal bankruptcy code or other applicable bankruptcy, insolvency and other laws dealing with creditors, rights generally; and

•	rank senior in right of payment to all existing and future Subordinated Indebtedness of such Guarantor. The Guarantees will also be effectively subordinated to any Secured Indebtedness of the applicable Guarantor to the extent of the value of the assets securing such Indebtedness.

As of March 31, 2007, after giving effect to this offering and the use of proceeds therefrom:

•	the Company would have had $65.1 million in Senior Indebtedness outstanding under the Credit Agreement;

•	the Company would have had $105.4 million of Pari Passu Indebtedness outstanding in the form of the Notes (including $1.8 million of bond premium);

•	the Guarantors would have had $65.1 million in Senior Indebtedness outstanding under the Credit Agreement;

•	the Guarantors would have had $105.4 million of Pari Passu Indebtedness outstanding other than the Guarantees; and

•	the Non-Guarantor Subsidiaries would have had total liabilities, excluding liabilities owed to us, of approximately $4.0 million.

Although the Indenture contains limitations on the amount of additional Indebtedness which the Company, the Guarantors and the Non-Guarantor Subsidiaries may Incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See “— Certain Covenants — Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” below.

As a holding company, the Company has no operations and, therefore, is dependent on the cash flow of its subsidiaries and other entities to meet its own obligations, including the payment of interest and principal obligations on the Notes when due. As of March 31, 2007, after giving effect to this offering and the application of proceeds therefrom, the total liabilities of the Company’s subsidiaries were approximately $195.1 million, excluding intercompany debt and including trade payables. Although the Indenture limits the Incurrence of Indebtedness by and the issuance of Preferred Stock of certain of the Company’s subsidiaries, such limitation is subject to a number of significant qualifications.

Only Senior Indebtedness of the Company or a Guarantor will rank senior to the Notes or the relevant Guarantee in accordance with the provisions of the Indenture. The Notes and each Guarantee will in all respects rank pari passu with all other Pari Passu Indebtedness and trade payables of the Company and the relevant Guarantor, respectively, except for the impact of the contractual subordination provided in the Indenture which may have the effect of causing the Notes to receive less, ratably, than other creditors that are not subject to contractual subordination, and except for statutory priorities provided under the U.S. federal bankruptcy code or other applicable bankruptcy, insolvency and other laws dealing with creditors’ rights generally.

The Company may not pay principal of, premium (if any) or interest on, the Notes, or any other payment on or relating to the Notes, or under the Indenture, or make any deposit pursuant to the provisions described under “— Defeasance” below and may not otherwise purchase, redeem or otherwise retire any Notes (except that Holders may receive and retain (a) Permitted Junior Securities and (b) payments made from the trust described under “— Defeasance” below so long as, on the date or dates the respective amounts were paid into the trust, such payments were made with respect to the Notes without violating the subordination provisions described herein or any other material agreement binding on the Company, including the Credit Agreement) (collectively, “pay the Notes”) if:

•	a default in the payment of the principal of, premium, if any, or interest on any Designated Senior Indebtedness occurs and is continuing or any other amount owing in respect of any Designated Senior Indebtedness is not paid when due; or

•	any other default on any Designated Senior Indebtedness occurs and results in such Designated Senior Indebtedness becoming due or being declared due and payable prior to the date on which it would otherwise become due and payable in accordance with its terms, unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full in cash.

However, the Company may pay the Notes without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the Representative of each series of the Designated Senior Indebtedness with respect to which either of the events set forth in the bullet points of the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in the bullet points of the second preceding sentence) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated (x) immediately without further notice (except such notice as may be required to effect such acceleration) or (y) upon the expiration of any applicable grace periods, the Company may not pay the Notes for a period (a “Payment Blockage Period”) commencing upon the receipt by the Trustee (with a copy to the Company) of written notice (a “Blockage Notice”) of such default from the Representative of such defaulted Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending on the earliest to occur of the following events:

•	179 days shall have elapsed since the receipt of such Blockage Notice;

•	such Payment Blockage Period is terminated by written notice to the Trustee and the Company from the Person or Persons who gave such Blockage Notice;

•	the repayment in full in cash of such defaulted Designated Senior Indebtedness; or

•	the default giving rise to such Blockage Notice is no longer continuing.

Notwithstanding the provisions described in the immediately preceding sentence (but subject to the provisions contained in the first sentence of this paragraph and in the succeeding paragraph), unless the holders of such defaulted Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such defaulted Designated Senior Indebtedness, the Company may resume payments on the Notes after the end of such Payment Blockage Period. In no event may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 360 consecutive day period. For purposes of this provision, no default or event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or be made, the basis of the commencement of a subsequent Payment Blockage Period by the Representative of such Designated Senior Indebtedness, unless such default or event of default shall have been cured or waived for a period of not less than 90 consecutive days.

Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution, bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, or an assignment for the benefit of its creditors or any marshalling of the Company’s assets or liabilities, the holders of Senior Indebtedness will be entitled to receive payment in full in cash of all the Senior Indebtedness before the Noteholders are entitled to receive any payment, and until the Senior Indebtedness is paid in full in cash, any payment or distribution to which Noteholders would be entitled but for the subordination provisions of the Indenture will be made to holders of the Senior Indebtedness as their interests may appear. However, the Holders of Notes may receive and retain Permitted Junior Securities, and payments made from the trust described under “— Defeasance” so long as, on the date or dates the respective amounts were paid into the trust, such payments were made with respect to the Notes without violating the subordination provisions described herein or any other material agreement binding on the Company, including the Credit Agreement. If a distribution is made to Noteholders that due to the subordination provisions of the Indenture should not have been made to them, such Noteholders are required to hold it in trust for the holders of Senior Indebtedness and pay it over to them as their interests may appear.

After the occurrence of an Event of Default, the Company or the Trustee shall promptly notify the holders of each series of the Designated Senior Indebtedness (or their respective Representative) of such occurrence. If any

Designated Senior Indebtedness is outstanding, the Company may not make any payments then due on the Notes until five Business Days after the holders or the Representative of such Designated Senior Indebtedness receive notice of such occurrence and, thereafter, may pay the Notes only if the subordination provisions of the Indenture otherwise permit payment at that time.

By reason of such subordination provisions contained in the Indenture, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the Noteholders and, because of the obligation on the part of the Noteholders to turn over distributions to the holders of Senior Indebtedness, to the extent required to pay Senior Indebtedness in full, trade creditors of the Company and Guarantors may recover more, ratably, than the Noteholders.

The Indenture contains identical subordination provisions relating to each Guarantor’s obligations under its Guarantee.

Guarantees

Each Restricted Subsidiary that guarantees any Indebtedness under any Senior Credit Document and each Restricted Subsidiary that the Company shall otherwise cause to become a Guarantor pursuant to the terms of the Indenture, will jointly and severally irrevocably and unconditionally guarantee on an unsecured senior subordinated basis (as described under “— Ranking” above) the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Company under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Guarantors being herein called the “Guaranteed Obligations”). Such Guarantors will agree to pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) Incurred by the Trustee or the Holders in enforcing any rights under the Guarantees.

Each Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by the applicable Guarantor after giving effect to all of its other contingent and fixed liabilities (including without limitation all of its obligations with respect to the Credit Agreement) without rendering the Guarantee, as it relates to such Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. After the Issue Date, the Company will cause each Restricted Subsidiary that guarantees any Indebtedness under any Senior Credit Document to execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will guarantee payment of the Notes on an unsecured senior subordinated basis. See “— Certain Covenants — Future Guarantors” below.

Each Guarantee is a continuing Guarantee and shall until released in accordance with the next succeeding paragraph:

•	remain in full force and effect until payment in full of all the Notes;

•	be binding upon each such Guarantor and its successors; and

•	inure to the benefit of and be enforceable by the Trustee, the Holders and their successors, transferees and assigns.

The Guarantee of any Guarantor will be released; provided that at the time of such release, no Default or Event of Default has occurred and is continuing:

•	concurrently with any sale or disposition (by merger or otherwise) of such Guarantor in accordance with the terms of the Indenture (including the covenant described under “— Certain Covenants — Asset Sales”), following which such Guarantor is no longer a Restricted Subsidiary;

•	upon the merger or consolidation of a Guarantor with and into the Company or another Guarantor that is the surviving Person of such merger or consolidation; or

•	upon legal defeasance of the Company’s and all Guarantors’ obligations under the Indenture or satisfaction and discharge of the Indenture, in each case, in accordance with the provisions of the Indenture.

Change of Control

Upon the occurrence of a Change of Control, each Holder will have the right to require the Company to repurchase all or any part of such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to but not including the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date that is on or prior to the date of purchase). In order to exercise this repurchase right, a Holder must separate its IDSs into the shares of Class A common stock and Notes represented thereby.

In the event that at the time of such Change of Control the terms of any Senior Lender Indebtedness restrict or prohibit the repurchase of Notes pursuant to this covenant, then prior to the mailing of the notice to Holders provided for in the immediately following paragraph but in any event within 30 days following any Change of Control, the Company shall:

•	repay in full all Senior Lender Indebtedness or offer to repay in full all Senior Lender Indebtedness and repay the Senior Lender Indebtedness of each lender who has accepted such offer; or

•	obtain the requisite consent under the agreements governing the Senior Lender Indebtedness to permit the repurchase of the Notes as provided for in the immediately following paragraph.

Within 30 days following any Change of Control, unless the Company has exercised its right to redeem the Notes as described under “— Optional Redemption,” the Company shall mail a notice (a “Change of Control Offer”) to each Holder with a copy to the Trustee stating:

•	that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to but not including the date of repurchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date);

•	the circumstances and relevant facts and financial information regarding such Change of Control;

•	whether the agreements then governing the Senior Lender Indebtedness will permit the repurchase of the Notes;

•	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

•	the instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its Notes purchased.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue thereof.

The definition of Change of Control includes a phrase relating to the sale, lease or transfer of “all or substantially all” the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease or transfer of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Covenants Relating to IDSs

Combination of Notes and Class A Common Stock into IDSs.   The Indenture provides that as long as any Notes are outstanding, any Holder of Notes and shares of Class A common stock may, at any time and from time to time, combine these securities to form IDSs unless the IDSs have previously been automatically separated as a result of the continuance of a payment default on the Notes for 90 days, or the redemption or maturity of any Notes.

Certain Covenants

The Indenture contains the following material covenants:

Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.   The Indenture provides that (i) the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock and (ii) the Company will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that the Company and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and any Restricted Subsidiary may issue shares of Preferred Stock if the Leverage Ratio of the Company for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been no more than 6.25 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(a) the Incurrence by the Company or its Restricted Subsidiaries of Indebtedness under the Senior Credit Documents and any related guarantees and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount of $100.0 million outstanding at any one time;

(b) the Incurrence by the Company and the Guarantors of Indebtedness represented by the Notes (not including any Additional Notes) and the Guarantees, as applicable;

(c) Indebtedness existing on the Issue Date (other than Indebtedness described in clauses (a) and (b));

(d) Indebtedness (including Capitalized Lease Obligations) Incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (d) and all Refinancing Indebtedness (as defined below) Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (d), does not exceed the greater of 15% of Tangible Assets at the time of Incurrence or $10.0 million;

(e) Indebtedness Incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, or with respect to agreements to provide services, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit, such obligations are reimbursed within 30 days following such drawing;

(f) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the disposition of any business, assets or a Subsidiary of the Company in accordance with the terms of the Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(g) Indebtedness of the Company to a Restricted Subsidiary of the Company; provided that any such Indebtedness is subordinated in right of payment to the Notes; that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary of the Company or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed in each case to be an Incurrence of such Indebtedness;

(h) shares of Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary of the Company; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary holding such shares of Preferred Stock ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another Restricted Subsidiary of the Company) shall be deemed, in each case, to be an issuance of shares of Preferred Stock;

(i) Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary of the Company; provided that if a Guarantor Incurs such Indebtedness to a Restricted Subsidiary that is not a Guarantor such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary lending such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary of the Company) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(j) Hedging Obligations that are incurred in the ordinary course of business (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding, (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases;

(k) obligations in respect of performance, bid and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

(l) Indebtedness or Disqualified Stock of the Company and any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount, which when aggregated with the principal amount or liquidation preference of all other Indebtedness and Disqualified Stock then outstanding and Incurred pursuant to this clause (l) does not exceed $12.5 million at any one time outstanding;

(m) any guarantee by the Company or a Guarantor of Indebtedness or other obligations of the Company or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness Incurred by the Company or such Restricted Subsidiary is permitted under the terms of the Indenture; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Notes or the Guarantee of such Restricted Subsidiary, as applicable, any such guarantee of such Guarantor with respect to such Indebtedness shall be subordinated in right of payment to such Guarantor’s Guarantee with respect to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes or the Guarantee of such Restricted Subsidiary, as applicable;

(n) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness which serves to refund or refinance any Indebtedness Incurred as permitted under the first paragraph of this covenant and clauses (b) and (c) above, or any Indebtedness issued to so refund or refinance such Indebtedness (subject to the following proviso, “Refinancing Indebtedness”); provided, however, that such Refinancing Indebtedness:

(i) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced;

(ii) has a Stated Maturity which is no earlier than the Stated Maturity of the Indebtedness being refunded or refinanced;

(iii) to the extent such Refinancing Indebtedness refinances Indebtedness pari passu with, or subordinate to, the Notes or the Guarantees, is pari passu with, or subordinate to, the Notes or the Guarantees, as applicable;

(iv) is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium and fees Incurred in connection with such refinancing; and

(v) shall not include (x) Indebtedness of a Restricted Subsidiary that is not a Guarantor that refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary;

and provided further that subclauses (i) and (ii) of this clause (n) will not apply to any refunding or refinancing of any Senior Indebtedness;

(o) Indebtedness or Disqualified Stock of Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged into a Restricted Subsidiary in accordance with the terms of the Indenture; provided, however, that such Indebtedness or Disqualified Stock is not Incurred in contemplation of such acquisition or merger or to provide all or a portion of the funds or credit support required to consummate such acquisition or merger; provided further, however, that after giving effect to such acquisition and the Incurrence of such Indebtedness or Disqualified Stock either (i) the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first sentence of this covenant or (ii) the Leverage Ratio would be less than immediately prior to such acquisition;

(p) The Incurrence by the Company or any Restricted Subsidiary of Indebtedness to finance, in whole or in part, an acquisition of a business or assets consummated within 60 days of such Incurrence; provided that after giving effect to such acquisition and the Incurrence of such Indebtedness the Leverage Ratio would be less than immediately prior to such acquisition;

(q) Indebtedness of the Company and any Restricted Subsidiary arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(r) the incurrence by the Company or any Restricted Subsidiary of Indebtedness, the net proceeds of which are used to defease the Notes as provided under the caption “— Defeasance;” and

(s) Indebtedness represented by the issuance of Additional Notes and related Guarantees in connection with the exchange of Class B common stock of the Company outstanding on the Issue Date for IDSs provided that all the Exchange Conditions are satisfied at the time of such exchange and issuance.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (s) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Company may, in its sole discretion, classify or reclassify such item of Indebtedness or any portion thereof in any manner that complies with this covenant and such item or such portion of such item of Indebtedness will be treated as having been Incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof; provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Indebtedness, becoming Indebtedness shall not be deemed an Incurrence of Indebtedness. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant.

Limitation on Restricted Payments.  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(i) declare or pay any dividend or make any distribution or payment on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment made in connection with any merger or consolidation involving the Company (other than (A) dividends or distributions by the Company payable solely in Equity Interests (other than Disqualified Stock) of the Company or (B) dividends or distributions or payments by a Restricted Subsidiary that is a Wholly Owned Restricted Subsidiary or (C) dividends, distributions or payments by a Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(ii) purchase or otherwise acquire or retire for value any Equity Interests of the Company or any Restricted Subsidiary;

(iii) make any principal payment on, cause a defeasance of, or purchase, repurchase, redeem or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness; or

(iv) make any Restricted Investment (all such payments and other actions set forth in this clause (iv) and in clauses (i), (ii) and (iii) above being collectively referred to as “Restricted Payments”),

unless, at the time of such Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(b) (x) no Dividend Suspension Period shall have occurred and be continuing, (y) no Interest Deferral Period shall have occurred and be continuing, and (z) no interest deferred during a prior Interest Deferral Period (including interest thereon) remains unpaid; and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (including, without duplication, Restricted Payments permitted by clauses (1), (4) and (6) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of, without duplication:

(i) 100% of the Excess Cash of the Company for the period (taken as one accounting period) from the fiscal quarter that first begins after the Issue Date to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, plus

(ii) 100% of the aggregate net cash proceeds or property, other than cash, but only when and to the extent that such property is converted to cash, in each case received by the Company and its Restricted Subsidiaries since the Issue Date from the issue or sale of Equity Interests of the Company (excluding Refunding Capital Stock (as defined below), Designated Preferred Stock and Disqualified Stock), including Equity Interests issued upon conversion of Indebtedness, Disqualified Stock and Designated Preferred Stock or upon exercise of warrants or options (other than an issuance or sale to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) plus

(iii) 100% of the aggregate amount of contributions to the capital of the Company since the Issue Date received in cash or in property other than cash, but only when and to the extent that such property is converted to cash (other than Refunding Capital Stock, Designated Preferred Stock and Disqualified Stock), plus

(iv) 100% of the aggregate amount of cash or property other than cash, but only when and to the extent that such property is converted to cash, in each case received from (A) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Company and its Restricted Subsidiaries by any Person (other than the Company or any of its Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments, (B) the sale (other than to the Company or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary or (C) a distribution or dividend from an Unrestricted Subsidiary, plus

(v) in the event any Unrestricted Subsidiary has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Company or a Restricted Subsidiary, (A) 100% of the amount of Cash Equivalents on the balance sheet of such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (except to the extent such Cash Equivalents were financed with an incurrence of indebtedness) and (B) 100% of the aggregate net cash proceeds received by the Company (i) at the time of such redesignation, combination or transfer, or (ii) with respect to assets other than cash, but only when and to the extent that such property is converted to cash.

The foregoing provisions will not prohibit:

(1) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2) (a) the repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) or Subordinated Indebtedness of the Company in exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of the Company or contributions to the equity capital of the Company (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) (collectively, including any such contributions, “Refunding Capital Stock”) and (b) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) of Refunding Capital Stock or the sale of Subordinated Indebtedness;

(3) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries issued or incurred in accordance with the covenant entitled “— Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(4) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock issued after the Issue Date; provided, however, that (a) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, the Company would have had a Leverage Ratio of no more than 6.25 to 1.00 and (b) the aggregate amount of dividends declared and paid pursuant to this clause (4) does not exceed the net cash proceeds received by the Company from the sale of Designated Preferred Stock issued after the Issue Date;

(5) the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Company so long as (a) the principal amount of such new Subordinated Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired), (b) such Indebtedness is subordinated to the Senior Indebtedness and the Notes and the Guarantees at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value, (c) such Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (d) such Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

(6) Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (6) that are at that time outstanding, not to exceed $5.0 million (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(7) other Restricted Payments in an aggregate amount not to exceed $5.0 million;

(8) repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

(9) the acquisition of Class B common stock outstanding on the Issue Date in connection with the issuance of IDSs upon exchange of the Class B common stock; provided that all the Exchange Conditions are satisfied at the time of such exchange and acquisition; provided further that such exchange and acquisition will not increase the amount available for Restricted Payments under clause (c)(ii) of the preceding paragraph; and

(10) repurchases of 10,275 shares of Class B common stock and 59,723 IDSs on the Issue Date.

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (3), (4), (6), (7) and (9), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the Issue Date, all of the Company’s Subsidiaries will be Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if Restricted Payments in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Anti-Layering.  The Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually subordinate or junior in right of payment to any Senior Indebtedness of the Company and senior in right of payment to the Notes. No Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually subordinate or junior in right of payment to Senior Indebtedness of such Guarantor and senior in right of payment to such Guarantor’s Guarantee. This does not apply to distinctions between categories of Indebtedness that exist by reason of any Liens or Guarantees securing or in favor of some but not all of such Indebtedness or securing such Indebtedness with greater or lesser priority or with different collateral.

Dividend and Other Payment Restrictions Affecting Subsidiaries.  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a) (i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(b) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(c) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries:

except in each case for such encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Credit Agreement and the other Senior Credit Documents;

(2) the Indenture, the Notes and the Guarantees;

(3) applicable law or any applicable rule, regulation or order;

(4) any agreement or other instrument relating to Indebtedness of a Person acquired by the Company or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(5) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(6) Secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under “— Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(7) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(8) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(9) customary provisions contained in leases, licenses, agreements to provide services and other similar agreements entered into in the ordinary course of business that impose restrictions of the type described in clause (c) above, including but not limited to, customary non-assignment provisions;

(10) other Indebtedness of Restricted Subsidiaries permitted to be Incurred subsequent to the Issue Date pursuant to clause (1) of the second paragraph of the covenant described under “— Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(11) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (10) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Board of Directors, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Asset Sales.  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless:

•	the Company, or its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Company) of the assets sold or otherwise disposed of; and

•	except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Company, or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of the following shall be deemed to be Cash Equivalents for the purposes of this provision:

•	any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets;

•	any notes or other obligations or other securities received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into Cash Equivalents within 180 days of the receipt thereof (to the extent of the Cash Equivalents received); and

•	any Designated Noncash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this clause that is at that time outstanding, not to exceed the greater of 7.5% of Tangible Assets or $5.0 million (with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value).

Within 365 days after the Company’s or any Restricted Subsidiary’s receipt of the Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale, at its option to:

•	permanently reduce Obligations under the Credit Agreement (and, in the case of revolving Obligations, to temporarily reduce such Obligations) or other Senior Indebtedness or Pari Passu Indebtedness (provided that if the Company shall so reduce Obligations under Pari Passu Indebtedness, it will equally and ratably reduce Obligations under the Notes by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, the pro rata principal amount of Notes) or Indebtedness of a Restricted Subsidiary, in each case other than Indebtedness owed to the Company or an Affiliate of the Company;

•	make an investment in any one or more businesses, capital expenditures or acquisitions of other assets in each case used or useful in a Similar Business, or set aside in respect of a project in connection therewith that has been commenced or for which a binding contractual commitment has been entered into; and/or

•	make an investment in properties or assets that replace the properties and assets that are the subject of such Asset Sale, or set aside in respect of a project in connection therewith that has been commenced or for which a binding contractual commitment has been entered into.

Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents or Investment Grade Securities. The Indenture provides that any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the first sentence of this paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company shall make an offer to all Holders of Notes (an “Asset Sale Offer”) to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to but not including the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Company will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $10.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

If more Notes are tendered pursuant to an Asset Sale Offer than the Company is required to purchase, selection of such Notes for purchase will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed, or if such Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements).

Notices of an Asset Sale Offer shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each Holder of Notes at such Holder’s registered address. If any Note is to be purchased in part only, any notice of purchase that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased.

A new Note in principal amount equal to the unpurchased portion of any Note purchased in part will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the purchase date unless the Company defaults in payment of the purchase price, interest shall cease to accrue on Notes or portions thereof purchased.

Transactions with Affiliates.  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $1.0 million, unless:

•	such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

•	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, the Company delivers to the Trustee a resolution adopted by the majority of the Board of Directors of the Company, approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with the first bullet point above.

The foregoing provisions will not apply to the following:

•	transactions between or among the Company and/or any of its Restricted Subsidiaries;

•	Permitted Investments and Restricted Payments permitted by the provisions of the Indenture described above under the covenant “— Limitation on Restricted Payments”;

•	the payment of compensation (including amounts paid pursuant to employee benefit plans) or the provision of indemnity to officers, directors and/or employees of the Company or any of the Restricted Subsidiaries so long as such payments are pursuant to a policy (i) established by the Board of Directors in good faith and (ii) evidenced by a resolution of the Board of Directors;

•	maintenance in the ordinary course of business of customary benefit plans or arrangements for employees, officers and/or directors, including vacation plans, health and life insurance plans, deferred compensation plans, retirement or savings plans and similar plans or arrangements;

•	issuance of securities or other payments, awards or grants in cash, securities or otherwise, or the grant of options, pursuant to any employment arrangements or employee benefit plans or arrangements which are approved by a majority of the Board of Directors in good faith;

•	the payment of all fees and expenses relating to the Transactions;

•	transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of the first bullet point of the preceding paragraph;

•	payments or loans to employees or consultants in the ordinary course of business which are approved by a majority of the Board of Directors in good faith;

•	any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such amendment is not disadvantageous to the holders of the Notes in any material respect) or any transaction contemplated thereby;

•	the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders of the Notes in any material respect;

•	transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, which are fair to the Company and its Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of the Company, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party; and

•	the issuance of Capital Stock (other than Disqualified Stock) of the Company or IDSs in respect of the Company’s securities (including such securities represented thereby) or Additional Notes or other Pari Passu Indebtedness evidenced by a different series of notes or shares of the Company’s Capital Stock to any Permitted Holder.

Liens.  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien on any asset or property of the Company or such Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, that secures any Indebtedness of the Company or any of its Subsidiaries (other than Senior Indebtedness) unless the Notes are equally and ratably secured with (or on a senior basis to, in the case of Indebtedness subordinated in right of payment to the Notes) the Indebtedness so secured or until such time as such obligations are no longer secured by a Lien. The preceding sentence will not require the Company or any Restricted Subsidiary to secure the Notes if the Lien consists of a Permitted Lien.

The Indenture provides that no Guarantor will directly or indirectly create, Incur or suffer to exist any Lien on any asset or property of such Guarantor or any income or profits therefrom, or assign or convey any right to receive income therefrom, that secures any Indebtedness of such Guarantor (other than Senior Indebtedness of such Guarantor) unless the Guarantee of such Guarantor is equally and ratably secured with (or on a senior basis to, in the case of Indebtedness subordinated in right of payment to such Guarantor’s Guarantee) the Indebtedness so secured or until such time as such obligations are no longer secured by a Lien. The preceding sentence will not require any Guarantor to secure its Guarantee if the Lien consists of a Permitted Lien.

Reports and Other Information.  The Indenture provides that the Company shall file with the Trustee, within 15 days after it files such annual and quarterly reports, information, documents and other reports with the Commission, copies of its annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act (the “SEC Reports”). If at any time the Company is not subject to Section 13 or 15(d) of the Exchange Act, the Company shall provide reports containing substantially the same information as that contained in the SEC Reports (the “Trustee Reports”), such Trustee Reports to be provided at the same times the Company would have been required to provide the SEC Reports to the Trustee pursuant to the immediately preceding sentence had it then been subject to Section 13 or 15(d) of the Exchange Act; provided that the Trustee Reports need not include any certifications from officers of the Company.

Future Guarantors.  The Indenture provides that the Company will cause each Restricted Subsidiary organized under the laws of the United States of America or any state or territory thereof that Incurs Indebtedness or issues shares of Disqualified Stock or Preferred Stock (other than Mid-Missouri Telephone or any other Restricted Subsidiary that cannot guarantee Indebtedness without obtaining the consent or waiver of any U.S. federal or state regulatory or governmental agency or body) to execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary will guarantee payment of the Notes. Each Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Subsidiary without rendering the Guarantee, as it relates to such Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Merger, Consolidation, or Sale of All or Substantially All Assets

The Indenture provides that the Company may not consolidate or merge with or into or wind up into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

•	the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (the Company or such Person, as the case may be, being herein called the “Successor Company”);

•	the Successor Company (if other than the Company) expressly assumes all the obligations of the Company under the Indenture and the Notes pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;

•	immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction) no Default or Event of Default shall have occurred and be continuing;

•	immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period, either (A) the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Leverage Ratio test set forth in the first sentence of the covenant described under “— Certain Covenants — Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or (B) the Leverage Ratio for the Successor Company and its Restricted Subsidiaries would be less than or equal to such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;

•	each Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Guarantee shall apply to the Successor Company’s obligations under the Indenture and the Notes; and

•	the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

The Successor Company will succeed to, and be substituted for, the Company under the Indenture and the Notes. Notwithstanding the clauses in the third and fourth bullet points of the immediately preceding sentence,

•	any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company or to another Restricted Subsidiary; and

•	the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another state of the United States so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

The Indenture further provides that, subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale or disposition of a Guarantor, each Guarantor will not, and the Company will not permit a Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

•	such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Guarantor”);

•	the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s Guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;

•	immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Guarantor or such Subsidiary at the time of such transaction) no Default or Event of Default shall have occurred and be continuing; and

•	the Guarantor shall have delivered or caused to be delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

Subject to certain limitations described in the Indenture, the Successor Guarantor will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. Notwithstanding the clause in the third bullet point of the second preceding sentence, a Guarantor may merge with an Affiliate incorporated solely for the purpose of reincorporating such Guarantor in another jurisdiction so long as the amount of Indebtedness of the Guarantor is not increased thereby.

Defaults

An Event of Default is defined in the Indenture as

(i) a default in any payment of interest on any Note when due, whether or not prohibited by the provisions described under “— Ranking” above, continued for 30 days, subject to the interest deferral provisions contained in the Indenture; provided, however, that a default in any payment of interest on the Note required to be made on December 30, 2009 shall immediately constitute an Event of Default (without regard to length of time for which such default continues);

(ii) a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise, whether or not such payment is prohibited by the provisions described under “— Ranking” above;

(iii) the failure by the Company to comply with its obligations under the covenant described under “— Merger, Consolidation, or Sale of All or Substantially All Assets” above;

(iv) the failure by the Company to comply for 30 days after notice with any of its obligations under the covenants described under “— Change of Control” or “— Certain Covenants” above (in each case, other than a failure to purchase Notes);

(v) the failure by the Company to comply for 60 days after notice with its other agreements contained in the Notes or the Indenture;

(vi) the failure by the Company or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to the Company or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $7.5 million or its foreign currency equivalent (the “cross acceleration provision”);

(vii) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the “bankruptcy provisions”);

(viii) the rendering of any judgment or decree for the payment of money (other than judgments which are covered by enforceable insurance policies issued by solvent carriers) in excess of $7.5 million or its foreign currency equivalent against the Company or a Significant Subsidiary if (A) an enforcement proceeding thereon is commenced and not discharged or stayed within 60 days thereafter or (B) such judgment or decree remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed (the “judgment default provision”);

(ix) any Guarantee ceases to be in full force and effect, except as contemplated by the terms thereof, or any Guarantor denies or disaffirms its obligations under the Indenture or any Guarantee and the Default continues for 10 days; or

(x) except as permitted by clause (1) under “— Certain Covenants — Limitation on Restricted Payments,” the Company pays any dividend on shares of the Company’s common stock (A) during any Interest Deferral Period or after the end of any Interest Deferral Period, so long as any deferred interest and accrued interest thereon has not been paid in full or (B) during a Dividend Suspension Period or the continuance of an Event of Default.

The foregoing constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body. However, a default under clause (iv) or (v) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified in clauses (iv) and (v) hereof after receipt of such notice.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Company) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes, by notice in writing to the Company and the Representative under the Credit Agreement, may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal, premium and interest will be due and payable immediately; provided that so long as there are any amounts outstanding under the Credit Agreement, such declaration of acceleration shall not be effective until the earlier of (1) the acceleration of any Indebtedness under the Credit Agreement or (2) five business days after receipt by the Company and the Representative under the Credit Agreement, of written notice of declaration of acceleration of Indebtedness under the Indenture. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

In the event of a declaration of acceleration of the Notes because of an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in the cross acceleration provision in clause (vi) above, the declaration of acceleration of the Notes shall be automatically annulled if the holders of all Indebtedness described in the cross acceleration provision have rescinded the declaration of acceleration in respect of such Indebtedness within 30 Business Days of the date of such declaration, and if the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction, and all existing Events of Default, except non-payment of principal or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless:

•	such Holder has previously given the Trustee notice that an Event of Default is continuing;

•	Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

•	such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

•	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

•	the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is actually known to the Trustee, the Trustee must mail to each Holder notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Noteholders. In addition, the Company is required to deliver, to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note, no amendment may, among other things:

•	reduce the amount of Notes whose Holders must consent to an amendment;

•	reduce the rate of or extend the time for payment of interest on any Note or amend the Company’s right to defer interest on the Notes in a manner adverse to the Holders;

•	reduce the principal of or extend the Stated Maturity of any Note;

•	reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “— Optional Redemption” above;

•	make any Note payable in money other than that stated in the Note;

•	make any change to the subordination provisions of the Indenture that adversely affects the rights of any Holder;

•	impair the right of any Holder to receive payment of principal of, premium, if any, and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

•	except in connection with an offer by the Company to purchase all of the Notes (in which case a majority in principal amount of Notes will be sufficient):

•	make any change to the provisions of the Indenture that eliminate the prohibition on paying dividends while interest is being deferred, while any previously deferred interest remains unpaid or during a Dividend Suspension Period or the continuance of any Event of Default;

•	make a change to lower the Interest Coverage Ratio threshold for a Dividend Suspension Period or make a change to paragraph (c) under “— Certain Covenants — Limitation on Restricted Payments” that would have the effect of increasing the amounts permitted to be distributed in respect of the Company’s Capital Stock;

•	waive an Event of Default under clause (x) of “Defaults”;

•	make any change in the amendment provisions which require each Holder’s consent or in the waiver provisions; or

•	modify the Guarantees in any manner adverse to the Holders.

Without the consent of any Holder, the Company and Trustee may amend the Indenture to:

•	cure any ambiguity, omission, defect or inconsistency;

•	provide for the assumption by a successor corporation, partnership, limited liability company or other entity of the obligations of the Company under the Indenture;

•	provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Internal Revenue Code);

•	add Guarantees with respect to the Notes;

•	secure the Notes;

•	add to the covenants of the Company for the benefit of the Holders or to surrender any right or power conferred upon the Company;

•	make any change that does not adversely affect the legal rights of any Holder, to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act of 1939; or

•	make certain changes to the Indenture to provide for the issuance of Additional Notes.

However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness then outstanding unless the holders of such Senior Indebtedness (or any group or representative thereof authorized to give a consent) consent to such change.

The consent of the Noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, the Company is required to mail to Noteholders a notice briefly describing such amendment. However, the failure to give such notice to all Noteholders, or any defect therein, will not impair or affect the validity of the amendment.

Under the terms of the Credit Agreement, the Company will not be permitted to effect any amendment or modification of the Indenture if the effect would be to:

•	increase the interest rate applicable to the Notes or any deferred interest on the Notes;

•	change to an earlier date the scheduled dates of payment on any component of principal, interest or other amounts on the Notes;

•	increase principal repayments or amortization payments on the Notes;

•	alter the redemption, prepayment or subordination provisions of the Notes;

•	change the subordination provision of the Notes;

•	grant any security or collateral to secure payment of the Notes or provide any additional guaranty (other than a subordinated guaranty);

•	add to or alter the covenants, defaults and Events of Defaults set forth in the Indenture in a manner that would make such provisions more onerous or restrictive to the Company; or

•	otherwise increase the obligations of the Company or any Guarantor in respect of the Notes, the deferred interest on the Notes or confer additional rights upon the Holders thereof which individually or in the aggregate would be adverse to the Company, any Guarantor or the lenders of the Senior Lender Indebtedness.

Defeasance

The Company at any time may terminate all its obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under the covenants described under “— Certain Covenants” and “— Change of Control,” the operation of the cross acceleration provision, the bankruptcy provisions with respect to Subsidiaries and the judgment default provision described under “— Defaults” above and the limitations contained in the fourth bullet point of the first paragraph under “— Merger, Consolidation, or Sale of All or Substantially All Assets” above (“covenant defeasance”). If the Company exercises its legal defeasance option or its covenant defeasance option, each Guarantor will be released from all of its obligations with respect to its Guarantee.

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iv), (vi), (vii) with respect only to Significant Subsidiaries or (viii) with respect only to Significant Subsidiaries under “— Defaults” above or because of the failure of the Company to comply with the fourth bullet point of the first paragraph under “— Merger, Consolidation, or Sale of All or Substantially All Assets” above.

In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including:

•	delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable U.S. federal income tax law); and

•	only if, on the date or dates the respective amounts were paid into the trust, such payments were made with respect to the Notes without violating the subordination provisions of the Indenture or any other material agreement binding on the Company, including the Credit Agreement.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

•	either:

•	all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

•	all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, Cash Equivalents, Investment Grade Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and additional interest, if any, and accrued interest to the date of maturity or redemption;

•	no Event of Default (other than one resulting solely from the borrowing of funds to provide such deposit) shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

•	the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

•	the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes as maturity or the redemption date, as the case may be.

No Personal Liability of Directors, Officers, Employees or Stockholders

No director, officer, employee, incorporator or stockholder of the Company, any Guarantor or any of their Affiliates, as such, will have any liability for any obligations of the Company or the Guarantors under the Notes, the indenture or the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes The waiver may not be effective to waive liabilities under the federal securities laws.

Concerning the Trustee

Wells Fargo Bank, National Association is the Trustee and transfer agent under the Indenture. Pacific Corporate Trust Company is the agent in Canada for the transfer agent and will accept and forward information to Wells Fargo Bank, National Association, as transfer agent under the Indenture.

Governing Law

The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Acquired Indebtedness” means, with respect to any specified Person:

•	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person; and

•	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person,

in each case, other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by such Person, or such asset was acquired by such person, as applicable.

“Adjusted EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

•	taxes paid and provision for taxes based on income or profits of such Person for such period to the extent such taxes or provision for taxes were deducted in computing Consolidated Net Income, plus

•	Consolidated Interest Expense of such Person for such period to the extent the same was deducted in computing Consolidated Net Income, plus

•	Consolidated Depreciation and Amortization Expense of such Person for such period to the extent such Consolidated Depreciation and Amortization Expense was deducted in computing Consolidated Net Income, plus

•	any non-recurring fees, expenses or charges related to any Securities Offering, Permitted Investment, acquisition or Indebtedness permitted to be Incurred by the Indenture (in each case, whether or not successful), deducted in such period in computing Consolidated Net Income, plus

•	the amount of annual management and advisory fees and related expenses paid to Seaport Capital deducted in such period in computing Consolidated Net Income during any period prior to the Issue Date, plus

•	any other non-cash charges reducing Consolidated Net Income for such period (excluding any such charge which requires an accrual of, or cash reserve for, anticipated cash charges for any future period).

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization of, a Subsidiary of the Company shall be added to Consolidated Net Income to compute Adjusted EBITDA only to the extent (and in the same proportion) that the Net Income of such Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be paid as a dividend to the Company by such Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Subsidiary or its stockholders.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of the provisions described under “— Certain Covenants — Transactions with Affiliates” and “— Certain Covenants — Asset Sales” only, “Affiliate” shall also mean any beneficial owner of shares representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

“Asset Sale” means:

•	the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) of the Company or any Restricted Subsidiary (each referred to in this definition as a “disposition”); or

•	the issuance or sale of Equity Interests of any Restricted Subsidiary (other than to the Company or another Restricted Subsidiary) (whether in a single transaction or a series of related transactions), in each case other than:

•	a disposition of Cash Equivalents or Investment Grade Securities in the ordinary course of business;

•	the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under “— Merger, Consolidation, or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control;

•	any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “— Certain Covenants — Limitation on Restricted Payments”;

•	any disposition of assets with an aggregate Fair Market Value of less than $5.0 million;

•	any disposition of property or assets by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

•	any exchange of like-kind property pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended, for use in a Similar Business;

•	sales of assets received by the Company upon the foreclosure on a Lien;

•	any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

•	contemporaneous exchanges by the Company or any Restricted Subsidiary of Communication Assets for other Communications Assets in the ordinary course of business so long as the applicable Communication Assets received by the Company or such Restricted Subsidiary have at least substantially equal Fair Market Value as determined by a majority of the Board of Directors in good faith;

•	the grant of Liens not prohibited by the Indenture;

•	any disposition of obsolete, worn out, uneconomical or surplus property or equipment in the ordinary course of business;

•	licenses of intellectual property;

•	any disposition of Designated Noncash Consideration; and

•	sales of inventory in the ordinary course of business consistent with past practices and sales of equipment upon termination of a contract with a client entered into in the ordinary course of business pursuant to the terms of such contract.

“Board of Directors” means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions in Minnesota or New York State are authorized or required by law to close.

“Capital Expenditures” means any expenditure required to be classified as a capital expenditure in accordance with GAAP.

“Capital Stock” means:

•	in the case of a corporation, corporate stock, including, without limitation, corporate stock represented by IDSs and corporate stock outstanding upon the separation of IDSs into the securities represented thereby;

•	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

•	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

•	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Equivalents” means:

•	U.S. dollars and foreign currency exchanged into U.S. dollars within 180 days;

•	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof;

•	certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $500.0 million and whose long-term debt is rated at least “A” or the equivalent thereof by Moody’s or S&P;

•	repurchase obligations for underlying securities of the types described in the second and third bullet points above entered into with any financial institution meeting the qualifications specified in the third bullet point above;

•	commercial paper issued by a corporation (other than an Affiliate of the Company) rated at least “A-2” or the equivalent thereof by Moody’s or S&P and in each case maturing within one year after the date of acquisition;

•	investment funds investing at least 95% of their assets in securities of the types described in clauses in the first five bullet points above;

•	readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P; and

•	Indebtedness or preferred stock issued by Persons with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s.

“Change of Control” means the occurrence of any of the following events:

•	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the Company’s assets on a consolidated basis to any person or group (as such term is used in Section 13(d)(3) of the Exchange Act) other than the Permitted Holders;

•	the adoption of a plan relating to the liquidation or dissolution of the Company;

•	the consummation of any transaction the result of which is that any Person or group (as such term is used in Section 13(d)(3) of the Exchange Act) other than the Permitted Holders is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause such Person or group shall be deemed to have “beneficial ownership” of all shares that any such Person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the voting power of the voting stock of the Company, by way of purchase, merger or consolidation or otherwise (other than a creation of a holding company that does not involve a change in the beneficial ownership of the Company as a result of such transaction);

•	the merger or consolidation of the Company with or into another Person or the merger of another Person into the Company with the effect that immediately after such transaction the stockholders of the Company immediately prior to such transaction hold, directly or indirectly, less than 50% of the total voting power of all securities generally entitled to vote in the election of directors, managers, or trustees of the Person surviving such merger or consolidation, in each case other than creation of a holding company that does not involve a change in the beneficial ownership of the Company as a result of such transaction; or

•	the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

“Communication Assets” means any property or assets, whether real, personal or mixed, tangible, including Capital Stock in, and other securities of, any other Person, including licenses and applications, bids and agreements to acquire licenses, or other authority to provide telecommunication services, previously granted, or to be granted, by the Federal Communications Commission, used or intended for use primarily in connection with a Similar Business.

“Company” means Otelco Inc. until a successor replaces it and, thereafter, means the successor and, for purposes of any provision contained in the Indenture and required by the Trust Indenture Act, each other obligor on the Notes.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income, determined on a consolidated basis and otherwise determined in accordance with GAAP, plus, to the extent not included in such consolidated interest expense, and to the extent Incurred by the Company or its Restricted Subsidiaries, without duplication:

•	interest expense attributable to leases constituting part of a Sale/Leaseback Transaction and/or Capitalized Lease Obligations;

•	amortization of debt discount and debt issuance cost;

•	capitalized interest;

•	non-cash interest expense;

•	commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

•	net costs associated with Hedging Obligations (including amortization of fees);

•	interest Incurred in connection with Investments in discontinued operations;

•	interest in respect of Indebtedness of any other Person to the extent such Indebtedness is guaranteed by the Company or any Restricted Subsidiary, but only to the extent that such interest is actually paid by the Company or any Restricted Subsidiary; and

•	the earned discount or yield with respect to the sale of receivables.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

•	any net after-tax extraordinary gains or losses (less all fees and expenses relating thereto) shall be excluded;

•	any increase in amortization or depreciation resulting from purchase accounting in relation to any acquisition that is consummated after the Issue Date, net of taxes, shall be excluded;

•	the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

•	any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

•	any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors) shall be excluded;

•	the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

•	the Net Income for such period of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or in similar distributions have been legally waived; provided that the net loss of any such Restricted Subsidiary shall be included;

•	any non-cash compensation expense realized for grants of performance shares, stock options or other stock awards to officers, directors and employees of the Company or any Restricted Subsidiary shall be excluded; and

•	any non-cash impairment charges resulting from the application of SFAS 142 shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “— Certain Covenants — Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (c) (iv) thereof.

“Continuing Directors” means, as of any date of determination, any member of the Company’s Board of Directors who:

•	was a member of the Company’s Board of Directors on the date of the Indenture; or

•	was nominated for election or elected to the Board of Directors with the affirmative vote of at least a majority of the Continuing Directors who were members of the Company’s Board of Directors at the time of the nomination or election.

“Credit Agreement” means the credit agreement dated as of December 21, 2004, among the Company, the Subsidiaries of the Company named therein, the financial institutions from time to time a party thereto and General Electric Capital Corporation, as Administrative Agent, and as amended, restated, supplemented, waived, replaced, restructured, repaid, increased, refunded, refinanced or otherwise modified from time to time (whether or not terminated and whether with the original lenders or otherwise), including any successor or replacement facility extending the maturity thereof or otherwise restructuring all or any portion of the Indebtedness under such agreement or increasing the amount of available borrowings thereunder (except to the extent that any such amendment, restatement, supplement, waiver, replacement, refunding, refinancing or other modification thereto would be prohibited by the terms of the Indenture, unless otherwise agreed to by the Holders of at least a majority in aggregate principal amount of Notes at the time outstanding).

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Capital Expenditures” means the positive result, if any, of (A) Capital Expenditures for the relevant period minus (B) Net Available Cash (except to the extent such Net Available Cash is included in Adjusted EBITDA) of any asset sale (net of repayments of Indebtedness therewith) applied pursuant to the covenant described under “— Certain Covenants — Asset Sales” and pursuant to the Asset Sales provisions of the Credit Agreement to finance such Capital Expenditures.

“Designated Noncash Consideration” means noncash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Company (other than Disqualified Stock) that is issued for cash (other than to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (c) of the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

“Designated Senior Indebtedness” means (i) the Senior Lender Indebtedness and (ii) any other Senior Indebtedness of the Company with a principal amount in excess of $25.0 million and designated by the Company as Designated Senior Indebtedness.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event;

•	matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise;

•	is convertible or exchangeable for Indebtedness or Disqualified Stock; or

•	is redeemable at the option of the holder thereof, in whole or in part;

in each case prior to the first anniversary of the maturity date of the Notes; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such first anniversary shall be deemed to be Disqualified Stock; provided further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability. Notwithstanding any provision to the contrary herein, the Company’s Class B common stock that is exchangeable for Additional Notes shall not be Disqualified Stock. In addition, notwithstanding the third bullet point of this definition, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Limitation on Restricted Payments.”

“Dividend Suspension Period” means any period for which the Interest Coverage Ratio of the Company for the twelve-month period ended on the last day of the most recently ended fiscal quarter for which internal financial statements are available is less than 1.40 to 1.00.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Excess Cash” shall mean, with respect to any period, Adjusted EBITDA of the Company for such period minus the sum (without duplication) of the following, each determined for such period on a consolidated basis:

•	cash interest expense;

•	deferred interest, if any, not otherwise included in the first bullet point;

•	cash income tax expense;

•	Designated Capital Expenditures (except to the extent financed with an incurrence of indebtedness, until such indebtedness is repaid);

•	any item included in the bullet points under the definition of Adjusted EBITDA that reflects a cash payment; and

•	any mandatory prepayment that results in a permanent reduction to the principal amount (or commitments under a revolving facility) of Designated Senior Indebtedness prior to its scheduled maturity (to the extent not included in the clauses contained in the first and second bullet points above); provided that if Senior Indebtedness is Incurred in any such period that replaces Designated Senior Indebtedness previously prepaid or commitments under a revolving facility are increased to previous levels, which prepayment (or reduction in commitments under a revolving facility) resulted in a reduction to Excess Cash pursuant to this clause, Excess Cash shall be increased by an amount up to such previous reduction.

“Exchange Conditions” mean the following conditions, all of which must be satisfied at the time that Class B common stock is exchanged in accordance with its terms into IDSs of the Company (the “Exchange”):

•	the Exchange must comply with all applicable laws, including, without limitation, securities laws;

•	the Exchange must occur pursuant to an effective registration statement in the United States;

•	the Exchange will not conflict with or cause a default under any material financing agreement;

•	the Exchange will not cause a mandatory suspension of dividends or deferral of interest under any material financing agreement as of the measurement date immediately following the proposed exchange date;

•	the Company delivers to the Trustee prior to or simultaneously with such issuance an opinion of tax counsel to the effect that the Additional Notes underlying the IDSs for which the Class B common stock is exchanged should be treated as debt for U.S. federal income tax purposes;

•	the Company delivers to the Trustee prior to or simultaneously with such issuance an opinion of counsel, subject to exceptions and assumptions customary for such opinions, to the effect that the Additional Notes underlying the IDSs for which the Class B common stock is exchanged and the related Guarantees constitute valid and binding obligations of the Company and the respective Guarantors and are enforceable against the Company and the respective Guarantors in accordance with their terms;

•	if an issuance of Additional Notes underlying the IDSs for which the Class B common stock is exchanged would trigger the automatic exchange provisions of the Indenture, the Company delivers to the Trustee prior to or simultaneously with such issuance a certificate from its principal financial officer to the effect that on the date the Additional Notes underlying the IDSs for which the Class B common stock is exchanged are issued, after giving pro forma effect to the issuance of such Additional Notes and the related Note Guarantees, the Company and the Subsidiary Guarantors are solvent; and

•	no Default or Event of Default has occurred and is continuing or will occur as a result of the Exchange under the Indenture.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date. For the purposes of the Indenture, the term “consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means any guarantee of the obligations of the Company under the Indenture and the Notes by any Person in accordance with the provisions of the Indenture.

“Guarantor” means any Person that Incurs a Guarantee; provided that upon the release or discharge of such Person from its Guarantee in accordance with the Indenture, such Person ceases to be a Guarantor.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

•	currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

•	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“Holder” or “Noteholder” means the Person in whose name a Note is registered on the Trustee’s books.

“IDS” means the Company’s Income Deposit Securities, whether currently outstanding or as may be issued from time to time.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person:

•	the principal and premium (if any) of any indebtedness of such Person, whether or not contingent:

•	in respect of borrowed money;

•	evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

•	representing the deferred and unpaid purchase price of any property, which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto;

•	in respect of Capitalized Lease Obligations; or

•	representing any Hedging Obligations,

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

•	to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and

•	to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person; provided, further, that any obligation of the Company or any Restricted Subsidiary in respect of (i) minimum guaranteed commissions, or other similar payments, to clients, minimum returns to clients or stop loss limits in favor of clients or indemnification obligations to clients, in each case pursuant to contracts to provide services to clients entered into in the ordinary course of business, and (ii) account credits to participants under the LTIP or any successor or similar compensation plan, shall be deemed not to constitute Indebtedness.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a similar business of nationally recognized standing that is, in the good faith determination of the Company, qualified to perform the task for which it has been engaged.

“Interest Coverage Ratio” for any period means the ratio of Adjusted EBITDA to Consolidated Interest Expense for the twelve-month period ended on the last day of any fiscal quarter.

“Investment Grade Securities” means:

•	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

•	debt securities or debt instruments with a rating of BBB− or higher by S&P or Baa3 or higher by Moody’s or the equivalent of such rating by such rating organization, or if no rating of S&P or Moody’s then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries; and

•	investments in any fund that invests exclusively in investments of the type described in the immediately preceding two bullet points which fund may also hold immaterial amounts of cash pending investment and/or distribution.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration (including agreements providing for the adjustment of purchase price) of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property.

For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “— Certain Covenants — Limitation on Restricted Payments”:

•	“Investments” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (x) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

•	any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

“Issue Date” means the first date on which any Notes are authenticated.

“Leverage Ratio” means, with respect to any Person on any date, the ratio of (x) total Indebtedness of such Person and its Restricted Subsidiaries on a consolidated basis as of such date (which shall include the average daily balance of Indebtedness under any revolving credit facility during the twelve-month period ended on the last day of the most recently ended fiscal quarter) to (y) the Adjusted EBITDA of such Person for the most recently ended twelve-month period ended on the last day of any fiscal quarter.

In the event that the Company or any of its Restricted Subsidiaries Incurs or redeems any Indebtedness or issues or redeems Preferred Stock subsequent to the commencement of the period for which the Leverage Ratio is being calculated but prior to the event for which the calculation of the Leverage Ratio is made (the “Calculation Date”), then the Leverage Ratio shall be calculated giving pro forma effect to such Incurrence or redemption of Indebtedness, or such issuance or redemption of Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, discontinued operations, mergers and consolidations (and the reduction of any associated interest coverage obligations and the change in Adjusted EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition or disposition, have discontinued any operation, or have engaged in merger or consolidation, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger or consolidation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company. Any such pro forma calculation may include adjustments appropriate, in the reasonable determination of the Company as set forth in an Officers’ Certificate, to reflect operating expense reductions reasonably expected to result from any acquisition or merger.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien.

“LTIP” means any long-term incentive or similar compensation plan maintained by the Company or its Restricted Subsidiaries.

“Management Group” means the group consisting of the directors, executive officers and other personnel of the Company on the Issue Date.

“Net Available Cash” from any Asset Sale means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the property that is the subject of such Asset Sale or received in any other non-cash form), in each case net of:

•	all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Sale;

•	all payments made on any Indebtedness that is secured by any property subject to such Asset Sale, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such property, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale;

•	all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale; and

•	The deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property disposed in such Asset Sale and retained by the Company or any Restricted Subsidiary after such Asset Sale.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Noncash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring person of Indebtedness relating to the disposed assets or other considerations received in any other noncash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Noncash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the clause in the first bullet point of the second paragraph of the covenant described under “— Certain Covenants — Asset Sales”) to be paid as a result of such transaction (including in order to obtain any required consent therefor), and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Notes” means the 13% senior subordinated notes of the Company, including any additional Notes unless expressly provided otherwise.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the Notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the Holders of the Notes.

“Officer” means the Chairman of the Board, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company.

“Officers’ Certificate” means a certificate signed on behalf of the Company by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel. The counsel may be an employee of or counsel to the Company.

“Pari Passu Indebtedness” means:

•	with respect to the Company, the Notes and any other Indebtedness of the Company, other than Senior Indebtedness, Secured Indebtedness or Subordinated Indebtedness of the Company; and

•	with respect to any Guarantor, its Guarantee and any other Indebtedness of such Guarantor, other than Senior Indebtedness, Secured Indebtedness or Subordinated Indebtedness of such Guarantor.

“Permitted Asset Swap” means any one or more transactions in which the Company or any Restricted Subsidiary exchanges assets for consideration consisting of:

•	assets used or useful in a Similar Business; and

•	any cash or Cash Equivalents, provided that such cash or Cash Equivalents will be considered Net Proceeds from an Asset Sale.

“Permitted Holders” means Seaport Capital and the Management Group.

“Permitted Investments” means:

•	any Investment in the Company or any Restricted Subsidiary;

•	any Investment in Cash Equivalents or Investment Grade Securities;

•	any Investment by the Company or any Restricted Subsidiary of the Company in a Person that is primarily engaged in a Similar Business if as a result of such Investment (a) such Person becomes a Restricted Subsidiary or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary;

•	any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “Asset Sales” or any other disposition of assets not constituting an Asset Sale;

•	any Investment existing on the Issue Date;

•	advances to employees not in excess of $1.0 million outstanding at any one time in the aggregate;

•	any Investment acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the Company of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

•	Hedging Obligations permitted under clause (j) of the “Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covenant;

•	additional Investments having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause that are at that time outstanding, not to exceed the greater of 7.5% of Tangible Assets or $5.0 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

•	loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business, and account credits and payments to participants under the LTIP or any successor or similar compensation plan;

•	Investments the payment for which consists of Equity Interests of the Company (other than Disqualified Stock); provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (c) of the “Limitation on Restricted Payments” covenant;

•	any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “— Certain Covenants — Transactions with Affiliates” (except transactions described in the clauses contained in the second, third and fourth bullets of such paragraph);

•	Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

•	Guarantees issued in accordance with “Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

•	any Investment by Restricted Subsidiaries in other Restricted Subsidiaries and Investments by Subsidiaries that are not Restricted Subsidiaries in other Subsidiaries that are not Restricted Subsidiaries;

•	Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business; and

•	loans to unaffiliated clients made in connection with entering into, renegotiating, renewing or amending contracts to provide services not to exceed $1.0 million in any fiscal year or $3.0 million in aggregate amount at any time outstanding.

“Permitted Junior Securities” shall mean debt or equity securities of the Company or any successor corporation issued pursuant to a plan of reorganization or readjustment of the Company that are subordinated to the payment of all then-outstanding Senior Indebtedness of the Company at least to the same extent that the Notes are subordinated to the payment of all Senior Indebtedness of the Company on the Issue Date, so long as (a) to the extent that any Senior Indebtedness of the Company outstanding on the date of consummation of any such plan of reorganization or readjustment is not paid in full in cash on such date, either (x) the holders of any such Senior Indebtedness not so paid in full have consented to the terms of such plan of reorganization or readjustment or (y) such holders receive securities which constitute Senior Indebtedness and which have been determined by the relevant court to constitute satisfaction in full in cash of any Senior Indebtedness not paid in full in cash, and (b) in the case of debt securities, such debt securities:

•	are unsecured;

•	have no maturity, amortization, sinking fund, repayment or similar payment earlier than one year after the final maturity of all Senior Indebtedness of the Company then outstanding (as such Senior Indebtedness may be modified pursuant to any such reorganization or readjustment);

•	do not require the cash payment of principal, interest or other cash amounts until such time as all Senior Indebtedness of the Company then outstanding (as such Senior Indebtedness may be modified pursuant to any such reorganization or readjustment) has been paid in full in cash or cash equivalents acceptable to holders of such Senior Indebtedness;

•	shall not be entitled to the benefits of covenants or defaults materially more beneficial to the holders of such debt securities than those in effect with respect to the Notes on the Issue Date (or the Senior Indebtedness, after giving effect to such reorganization or readjustment); and

•	to the extent that the same are to be guaranteed, shall only be guaranteed by subsidiaries of the Company that have guaranteed the Senior Indebtedness of the Company (as such Senior Indebtedness may be modified pursuant to any such reorganization or readjustment) and such guarantees shall be subordinated at least to the same extent as the Note Guarantees are subordinated to the payment of all Senior Indebtedness of the Subsidiary Guarantors.

“Permitted Liens” means, with respect to any Person:

(a) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(b) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(c) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

(d) Liens in favor of issuers of performance and surety bonds or bid bonds or completion guarantees or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(e) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(f) Liens securing Indebtedness permitted to be incurred pursuant to clause (d) of the second paragraph of the covenant described under “— Certain Covenants — Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(g) Liens to secure Indebtedness permitted pursuant to clause (a) of the second paragraph of the covenant described under “— Certain Covenants — Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(h) Liens existing on the Issue Date;

(i) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

(j) Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

(k) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “— Certain Covenants — Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(l) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

(m) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances, issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(n) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(o) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(p) Liens in favor of the Company;

(q) Liens on equipment of the Company granted in the ordinary course of business to the Company’s client at which such equipment is located;

(r) Liens encumbering deposits made in the ordinary course of business to secure obligations arising from statutory, regulatory, contractual or warranty requirements, including rights of offset and set-off;

(s) Liens on the Equity Interests of Unrestricted Subsidiaries securing obligations of Unrestricted Subsidiaries not otherwise prohibited by the Indenture;

(t) Liens to secure Indebtedness permitted by clause (1) of the second paragraph of the covenant described under “— Certain Covenants — Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(u) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (f), (g), (h), (i), (j), (k), (l) and (t); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (f), (g), (h), (i), (j), (k), (l) or (t) at the time the original Lien became a Permitted Lien under the Indenture and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement.

“Person” means any individual, corporation, partnership, business trust, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

“Representative” means the trustee, agent or representative (if any) for an issue of Senior Indebtedness.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary leases it from such Person, other than leases between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries.

“Secured Indebtedness” means any Indebtedness of the Company or any Subsidiary secured by a Lien.

“Securities Offering” means any public or private sale of IDSs or common stock or Preferred Stock of the Company (other than Disqualified Stock), other than public offerings with respect to IDSs or the Company’s Common Stock registered on Form S-8.

“S&P” means Standard and Poor’s Ratings Group.

“Senior Credit Documents” means the collective reference to the Credit Agreement, the notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto.

“Senior Indebtedness” with respect to the Company or any Guarantor means the Senior Lender Indebtedness and all other Indebtedness of the Company or such Guarantor, including principal and interest thereon (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Subsidiary of the Company at a rate specified in the applicable Senior Indebtedness, whether or not a claim for post-filing interest is allowed in such proceeding) and other amounts (including make-whole payments, fees, expenses, reimbursement obligations under letters of credit and indemnities) owing in respect thereof, whether outstanding on the Issue Date or thereafter Incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are not superior, or are subordinated, in right of payment to the Notes or such Guarantor’s Guarantee, as applicable; provided, however, that Senior Indebtedness shall not include, as applicable:

•	any obligation of the Company to any Subsidiary of the Company or of such Guarantor to the Company or any other Subsidiary of the Company;

•	any liability for federal, state, local or other taxes owed or owing by the Company or such Guarantor;

•	any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

•	any Indebtedness or obligation of the Company or such Guarantor which is Pari Passu Indebtedness;

•	any obligations with respect to any Capital Stock; and

•	any Indebtedness Incurred in violation of the Indenture, provided that as to any such Indebtedness, no such violation shall be deemed to exist for purposes of this clause if the holder(s) of such Indebtedness or their representative shall have received an Officers’ Certificate (or representation and warranty) from the Company to the effect that the incurrence of such Indebtedness does not (or in the case of revolving credit Indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate the Indenture.

“Senior Lender Indebtedness” means any and all amounts payable under or in respect of the Credit Agreement, the Senior Credit Documents with respect thereto and any Refinancing Indebtedness with respect thereto, as amended from time to time, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Guarantor, as applicable, whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Similar Business” means a business, the majority of whose revenues are derived from (a) transmitting, or providing services relating to the transmission of, voice, video or data through owned or leased wireline, wireless, digital subscriber line or cable television facilities, (b) the sale or provision of phone cards, “800” services, voice mail, switching, enhanced communications services, telephone directory or telephone number information services or communications network intelligence or (c) any business ancillary or directly related to the businesses referred to in clause (a) or (b); provided that the determination of what constitutes a Similar Business shall be made in good faith by the Board of Directors.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Indebtedness” means any Indebtedness of the Company or any Guarantor, the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the Notes or any Guarantee.

“Subsidiary” means, with respect to any Person:

•	any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and

•	any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and (y) such Person or any Wholly Owned Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Tangible Assets” means the total consolidated assets of the Company and its Restricted Subsidiaries (less applicable reserves and other properly deductible items) after deducting therefrom all goodwill, trade names, trademarks, patents, purchased technology, unamortized debt discount and other like intangible assets, as shown on the most recent balance sheet of the Company.

“Transactions” means the transactions occurring in connection with the consummation of this offering, as described elsewhere in the prospectus, including without limitation repayment of existing indebtedness, the incurrence of Indebtedness under the Notes, the New Credit Facility, distribution of proceeds and the Company’s concurrent acquisition of Mid-Missouri Holding.

“Trustee” means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor, and if at any time there is more than one such party, “Trustee” as used with respect to the securities of any series shall mean the trustee with respect to securities of that series.

“Trust Officer” means:

•	any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject; and

•	who shall have direct responsibility for the administration of the Indenture.

“Unrestricted Subsidiary” means:

•	any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

•	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated;

provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries; provided further, however, that either:

•	the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

•	if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant entitled “Limitation on Restricted Payments.”

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

•	(1) the Company could Incur $1.00 of additional Indebtedness pursuant to the Leverage Ratio test described under “— Certain Covenants — Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or (2) the Leverage Ratio for the Company and its Restricted Subsidiaries would be less than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation; and

•	no Default shall have occurred and be continuing.

Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the Company’s option.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing:

•	the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by

•	the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person and/or by one or more Wholly Owned Subsidiaries of such Person.

Material United States Federal Income Tax Considerations

The following discussion describes the material United States federal income tax considerations associated with the purchase, ownership, and disposition of IDSs, senior subordinated notes and Class A common stock as of the date of this prospectus by U.S. Holders (as defined below) and Non-U.S. Holders (as defined below). Except where noted, this discussion deals only with IDSs, senior subordinated notes and Class A common stock held as capital assets by holders who acquire IDSs or senior subordinated notes upon their original issuance pursuant to this offering at their initial offering price and does not address special situations, such as those of:

•	dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	insurance companies;

•	persons holding IDSs, senior subordinated notes or Class A common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for alternative minimum tax;

•	investors in partnerships or other pass-through entities; or

•	U.S. Holders (as defined below) of IDSs whose “functional currency” is not the U.S. dollar.

The summary is not an exhaustive discussion of all possible U.S. federal income tax considerations applicable to an investment in IDSs, senior subordinated notes or Class A common stock. This summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of IDSs, senior subordinated notes or Class A common stock, and is not a substitute for careful tax planning and advice. Prospective purchasers of IDSs, senior subordinated notes or Class A common stock should consult their own tax advisors in determining the application to them of the U.S. federal income tax laws to their particular situations, as well as any tax consequences arising under any other U.S. federal, state, local, foreign or other tax laws from the purchase, ownership and dispositions of IDSs, senior subordinated notes or Class A common stock.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date of this prospectus. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in United States federal income tax consequences different from those discussed below. The statements of law or legal conclusions set forth in this discussion constitute the opinion of Dorsey & Whitney LLP, our counsel. Such opinion is based in part on facts described in this prospectus and on various other assumptions, opinions, representations and determinations, including certain representations made by us and certain determinations to be made as of the closing of this offering by Duff & Phelps, LLC, an independent financial advisory firm. Any alteration or incorrectness of such facts, assumptions, opinions, representations or determinations could adversely affect such opinion. This discussion does not address any U.S. federal estate or gift tax considerations, or any state, local or non-U.S. tax considerations.

A “U.S. Holder” of IDSs, senior subordinated notes or Class A common stock means a holder that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds IDSs, senior subordinated notes or Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding IDSs, senior subordinated notes or Class A common stock, we urge you to consult your own tax advisor.

No statutory, administrative or judicial authority directly addresses the treatment of IDSs or instruments similar to IDSs for U.S. federal income tax purposes. We have not sought a ruling from the Internal Revenue Service (the “IRS”) with respect to statements made and the conclusions provided in the following summary, and the following discussion is not binding on the IRS. As a result, we cannot assure you that the IRS or the courts will agree with the tax consequences described herein. A different treatment from that described below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the IDSs or the senior subordinated notes, and, in the case of Non-U.S. Holders (as defined below), could subject such holders to U.S. federal withholding taxes with regard to the senior subordinated notes in the same manner as they will be with regard to our Class A common stock. Payments to Non-U.S. Holders would not be grossed-up for any such taxes. It is also possible that we could be liable for withholding on prior interest payments to non-U.S. Holders. In addition, a different treatment could result in the loss by us of all or part of the deduction for interest paid on the senior subordinated notes. If you are considering the purchase of IDSs, we urge you to consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the ownership of IDSs, senior subordinated notes or Class A common stock, as well as any consequences to you arising under the laws of any other taxing jurisdiction.

Consequences to U.S. Holders

IDSs

Amortizable Bond Premium  It is anticipated that the senior subordinated note component of the IDS will be issued at a premium to its stated principal amount. Thus, subject to special rules for early redemption dates as described below, holders will be treated as having acquired the senior subordinated note component of the IDS with “amortizable bond premium” in the amount of the excess paid over the stated principal amount. A holder may elect to amortize the bond premium over the term of the senior subordinated note as a reduction in the amount required to be included in such holder’s gross income each year with respect to interest on the senior subordinated note (provided that the amount of amortizable bond premium will be calculated based on the amount payable at the applicable redemption date if the use of such redemption date in lieu of the stated maturity date results in a smaller amortizable premium for the period ending on the redemption date). Any election to amortize bond premium will apply to all taxable debt obligations held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and is irrevocable without the consent of the IRS. The issuance of senior subordinated notes at a premium effectively requires us to reduce our tax deduction for interest payments by the amount of that premium over the term of the senior subordinated notes, which increases our tax liability and reduces our cash available for interest and dividend payments.

The rules governing amortizable bond premium are complex, and U.S. Holders should consult their own tax advisors concerning the application of these rules.

Allocation of Purchase Price.  It is the opinion of our counsel, Dorsey & Whitney LLP, that, under U.S. federal income tax laws, your acquisition of IDSs should be treated for U.S. federal income tax purposes as an acquisition of the shares of our Class A common stock and the senior subordinated notes underlying the IDSs. Accordingly, we will treat the acquisition of IDSs in this offering in this manner and by purchasing IDSs, you agree to treat the acquisition of IDSs in this manner. However, there is no authority that directly addresses the tax treatment of securities with terms similar to the terms of the IDSs. In light of the absence of direct authority, neither we nor our counsel can conclude with certainty that the IDSs should be so treated. If such treatment is not respected, the acquisition of IDSs may be treated as an acquisition of only our stock, in which case the senior subordinated notes would be treated as equity rather than debt for U.S. federal income tax purposes. See “Senior Subordinated

Notes — Characterization of Notes.” The remainder of this discussion assumes that the acquisition of IDSs will be treated as an acquisition of shares of our Class A common stock and senior subordinated notes that are components of such IDSs.

The purchase price of each IDS will be allocated between the shares of Class A common stock and the senior subordinated note in proportion to their respective fair market values at the time of purchase. Such allocation will establish your initial tax basis in the share of Class A common stock and the senior subordinated note. We expect to report the initial fair market value of each share of Class A common stock as $11.68 and the initial fair market value of each senior subordinated note as $8.11. By purchasing IDSs, you agree to such allocation and agree not to take a contrary position for any purpose, including tax reporting purposes. However, this allocation is not binding on the IRS, and the IRS may challenge it.

If this allocation is not respected, it is possible that the senior subordinated notes will be treated as having been issued with more than a de minimis amount of original issue discount (referred to as OID) or amortizable bond premium in excess of the amount described above and your initial tax basis in our common stock would be higher, or lower, respectively. You generally would have to include original issue discount in income in advance of the receipt of cash attributable to that income, and would be able to elect to amortize the additional bond premium over the remaining term of the notes. Any election previously made with respect to the bond premium on original issuance would also apply to premium resulting from a subsequent reallocation of the purchase price of the IDS.

Furthermore, in the event that the senior subordinated notes were determined to be issued at a premium, we would effectively be required to reduce our tax deduction for interest payments by the amount of that premium over the term of the senior subordinated notes, which would increase our tax liability and reduce our cash available for interest and dividend payments. The remainder of this discussion assumes that the allocation of the purchase price described above will be respected.

Separation and Combination.  Based on the opinion of our counsel that an acquisition of IDSs should be treated for federal income tax purposes as an acquisition of Class A common stock and senior subordinated notes, if you separate an IDS into a share of Class A common stock and a senior subordinated note or recombine a share of Class A common stock and a senior subordinated note to form an IDS, you will not recognize gain or loss upon the separation of an IDS or a recombination of a share of Class A common stock and senior subordinated note into an IDS. You will continue to take into account items of income or deduction otherwise includible or deductible, respectively, with respect to the share of Class A common stock and the senior subordinated note, and your tax basis in the share of Class A common stock and the senior subordinated note will not be affected by the separation or combination. However, because there is no tax authority that directly addresses this issue, Dorsey & Whitney LLP has not rendered, and will not render, an opinion regarding the foregoing.

Senior Subordinated Notes

Characterization of Notes.  Our counsel, Dorsey & Whitney LLP, is of the opinion that the senior subordinated notes should be treated as separate from the Class A common stock and characterized as debt for U.S. federal income tax purposes. Such opinion is based on customary opinions, representations and determinations, including certain representations made by us, which are discussed in more detail in the following paragraphs, and such opinion is not binding on the IRS or the courts, which could disagree. We and, by acquiring senior subordinated notes, directly or in the form of IDSs, you agree to treat the senior subordinated notes as our indebtedness for all purposes. Assuming such treatment is respected, stated interest on the senior subordinated notes will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes.

The determination of whether an instrument is treated as debt or equity for U.S. federal income tax purposes is based on all relevant facts and circumstances. There is no clear statutory definition of debt and its characterization is governed by principles developed in case law, which analyzes numerous factors (with no one factor being dispositive) that are intended to identify the economic substance of the investor’s interest in the corporation. Our determination that the senior subordinated notes should be treated as debt for U.S. federal income tax purposes, and the opinions of counsel to this effect referred to above, rely upon certain representations and determinations by us and upon an opinion to be rendered at the closing of this offering by Duff & Phelps, LLC, a financial advisory firm. The opinion of Duff & Phelps will include opinions substantially to the effect that:

•	when taken together and considered as a whole, the term, interest rate, issue price, security and other material economic provisions of the senior subordinated notes are commercially reasonable and are substantially similar to those terms to which an unrelated third party lender, not owning equity in the Company and bargaining at arm’s length with the Company, would reasonably agree, where such lender would ordinarily be considered by knowledgeable corporate finance experts to be a lender in the corporate bond market or other market for corporate debt and not primarily an investor in equity; and

•	after giving effect to the issuance of the senior subordinated notes, the ratio of (A) the sum of (i) the principal amount of the senior subordinated notes and (ii) the principal amount of all other indebtedness of the Company to (B) the fair market value of the equity of the Company is approximately 1.1 to 1.0, which is commercially reasonable under the circumstances and is reasonably comparable to those of similarly situated corporate debt issuers.

The opinion of Duff & Phelps relies on, and assumes without independent investigation the accuracy of, the financial data and other information (including the facts described in this prospectus) provided by us and the descriptions of the securities set forth in this prospectus and the enforceability of the senior subordinated notes, guarantees and the indenture; is being provided for the purpose of assisting us and our counsel regarding certain U.S. federal income tax determinations and opinions referred to in this prospectus and may not be relied on by us or our counsel for any other purpose; and does not constitute a recommendation to invest in our securities or an expression of a viewpoint as to our business prospects or the fairness or merits of the offering. Duff & Phelps is not providing any opinions as to any legal questions or tax matters. The opinions of Duff & Phelps as to commercial reasonableness and valuation of our securities are based on a comparison of our securities and the offering to other securities and transactions deemed comparable by Duff & Phelps and valuation methodologies deemed appropriate by it. For purposes of this opinion, Duff & Phelps neither reviewed our books and records nor made any physical inspection or independent evaluation or appraisal of our assets and liabilities. Any alteration or inaccuracy of the facts, data, information or assumptions on which Duff & Phelps opinion relies could result in a material change in the determinations reached in such opinion. The Duff & Phelps opinion is rendered at, and speaks only as of, the closing of this offering.

Our counsel’s opinion also relies on certain representations by us, including our representation that we expect and intend to make all interest and principal payments on the senior subordinated notes in accordance with their terms, and upon certain statements by the representatives of the underwriter that the representatives currently intend to make a market in the IDSs, and, upon the separation of an IDS, in the senior subordinated notes and the shares of Class A common stock, in each case in accordance with customary market practice and applicable legal and regulatory requirements. However, the representatives are not obligated to do so and may discontinue any market-making activities with respect to any of these securities at any time without notice. (See “Underwriting”).

In light of the representations, determinations, assumptions and opinions described or referred to above and their relevance to several of the factors analyzed in case law, and taking into account the facts and circumstances relating to the issuance of the senior subordinated notes, we (and our counsel) are of the view that the senior subordinated notes should be treated as separate from the Class A common stock and as debt for U.S. federal income tax purposes. However, there is no authority that directly addresses the tax treatment of securities with terms similar to the terms of the senior subordinated notes or offered under circumstances such as the offering (i.e., offered as a unit consisting of senior subordinated notes and Class A common stock). In light of this absence of direct authority, neither we nor our counsel can conclude with certainty that the senior subordinated notes will be treated as debt for U.S. federal income tax purposes.

If the senior subordinated notes were treated as equity rather than debt for U.S. federal income tax purposes, then the stated interest on the senior subordinated notes would generally be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles), but those dividends likely would not qualify for the special 15% rate described below and interest on the senior subordinated notes would not be deductible by us for U.S. federal income tax purposes. Our inability to deduct interest on the senior subordinated notes could materially increase our taxable income and, thus, our U.S. federal income tax liability. This would reduce our after-tax cash flow, thereby adversely affecting our ability to make payments on the senior subordinated notes and the Class A common stock. In addition, as discussed below under “Consequences to Non-U.S. Holders — Class A Common Stock,” Non-U.S. Holders could be subject to withholding with regard to the senior subordinated notes in the same manner as they will be with regard to our Class A common stock. We would also be liable for withholding taxes on any interest payments previously made by us to Non-U.S. Holders that are recharacterized as dividends for U.S. federal income tax purposes. In addition, repayment of the senior subordinated notes, by early redemption or otherwise, would be treated as a redemption of equity, which could be treated as a dividend to Holders pursuant to applicable U.S. federal income tax rules, depending on each Holder’s particular facts and circumstances.

Additionally, the IRS may challenge the determination that the interest rate on the senior subordinated notes represents an arm’s length rate and, if successful, any excess amount over arm’s length could be recharacterized as a non-deductible payment (such as a dividend) instead of an interest payment for U.S. federal income tax purposes, which could materially increase our taxable income and, thus, our U.S. federal income tax liability. In addition, as discussed below under “Consequences to Non-U.S. Holders — Class A Common Stock,” Non-U.S. Holders could be subject to withholding tax with regard to such payments on the senior subordinated notes that are recharacterized as dividends in the same manner as they will be with regard to our Class A common stock. We would also be liable for withholding taxes on any interest payments previously made by us to Non-U.S. Holders that are recharacterized as dividends for U.S. federal income tax purposes. If the interest rate were determined to be less than the arm’s length rate, the senior subordinated notes could be treated as issued with original issue discount, which you would be required to include in income over the term of the senior subordinated notes prior to the receipt of cash. Except where stated otherwise, the discussion of the consequences to U.S. Holders and Non-U.S. Holders described below assumes the senior subordinated notes will be respected as debt that pays interest at an arm’s length rate.

Stated Interest; Deferral of Interest.  Although there is no authority that directly describes when a contingency such as the interest deferral option described in “Description of Senior Subordinated Notes — Maturity and Interest — Interest Deferral,” should be considered “remote,” based on our financial forecast, we believe, but have not received an opinion of counsel, that the likelihood that we will defer interest payments on the senior subordinated notes is remote, as our counsel has explained to us that such term is defined, within applicable U.S. Treasury regulations. Under those U.S. Treasury regulations, a “remote” contingency that stated interest will not be timely paid is ignored in determining whether a debt instrument is issued with OID. Accordingly, stated interest on the senior subordinated notes should generally be included in the gross income of a U.S. Holder as ordinary interest income at the time accrued or received, in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes. We have assumed for purposes of this discussion that the likelihood of deferral of interest payments will be treated as remote and that we will not defer interest payments. However, if, contrary to our expectations, we were to defer payments of interest on the senior subordinated notes, you would be subject to the special OID rules and would be required to include amounts in income before the receipt of cash payments. If deferral of any payment of interest were determined not to be “remote,” then the senior subordinated notes would be treated as issued with OID at the time of issuance. In such case, all stated interest on the senior subordinated notes would be treated as OID, with the consequence that all holders would be required to include the yield on the senior subordinated notes in income as it accrued on a constant yield basis, possibly in advance of their receipt of the associated cash and regardless of their method of tax accounting. In addition, gain recognized on a disposition of the senior subordinated notes so treated would be taxable as interest income and any loss as ordinary loss to the extent of previous interest inclusion.

Sale, Exchange or Retirement of Senior Subordinated Notes.  It is the opinion of our counsel, Dorsey & Whitney LLP, that upon the sale, exchange, retirement or other disposition of an IDS, you will be treated as having sold, exchanged, retired or disposed of the senior subordinated note and the Class A common stock underlying the IDS. Upon the sale, exchange, retirement or other disposition of a senior subordinated note, you will recognize gain or loss equal to the difference between the portion of the proceeds allocable to, or received for, your senior subordinated note (less an amount equal to any accrued and unpaid interest which will be treated as a payment of interest for U.S. federal income tax purposes) and your adjusted tax basis in the senior subordinated note. As described above under “Consequences to U.S. Holders — IDSs — Allocation of Purchase Price,” your tax basis in a senior subordinated note generally will be the portion of the purchase price of your IDSs allocable to the senior subordinated note, or your purchase price for the senior subordinated note, as the case may be, less any principal payments thereon and increased by any OID (if any) previously included in your income. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Additional Issuances.  Subsequently issued senior subordinated notes may be issued with more than a de minimis amount of OID if they are issued at a discount to their face value. The U.S. federal income tax consequences to you of the subsequent issuance of senior subordinated notes with OID (or any issuance of senior subordinated notes thereafter) upon a subsequent offering by us of IDSs or senior subordinated notes, including IDSs in exchange for Class B common stock, are unclear and accordingly, our counsel is unable to opine on those consequences. The indenture governing the senior subordinated notes will provide that, in the event there is a subsequent issuance of senior subordinated notes with a new CUSIP number (which will occur in connection with an issuance of senior subordinated notes with OID and any issuance of senior subordinated notes thereafter) having terms that are otherwise identical (other than issuance date) in all material respects to the senior subordinated notes underlying the IDSs, each holder of senior subordinated notes or IDSs, as the case may be, agrees that a portion of such holder’s senior subordinated notes will be exchanged for a portion of the senior subordinated notes acquired by the holders of such subsequently issued senior subordinated notes. Consequently, immediately following such subsequent issuance, each holder of subsequently issued senior subordinated notes, held either as part of IDSs or separately, and each holder of existing senior subordinated notes, held either as part of IDSs or separately, will own an inseparable unit composed of a proportionate percentage of both the old senior subordinated notes and the newly issued senior subordinated notes. The automatic exchange has been structured in this manner to promote and increase the fungibility and liquidity of our senior subordinated notes and IDSs upon the occurrence of any such subsequent issuances.

The aggregate stated principal amount of senior subordinated notes owned by each holder will not change as a result of such subsequent issuance and exchange. Whether the receipt of subsequently issued senior subordinated notes in exchange for previously issued senior subordinated notes in this automatic exchange constitutes a taxable exchange for U.S. federal income tax purposes depends on whether the subsequently issued senior subordinated notes are viewed as differing materially from the senior subordinated notes exchanged. Due to a lack of applicable guidance, it is unclear whether the subsequently issued senior subordinated notes would be viewed as differing materially from the previously issued senior subordinated notes for this purpose. Consequently, it is unclear whether an exchange of senior subordinated notes for subsequently issued senior subordinated notes results in a taxable exchange for U.S. federal income tax purposes, and it is possible that the IRS might successfully assert that such an exchange should be treated as a taxable exchange.

If the IRS successfully asserted that an automatic exchange following a subsequent issuance is a taxable exchange, an exchanging holder would generally recognize gain or loss in an amount equal to the difference between the fair market value of the subsequently issued senior subordinated notes received and such holder’s adjusted tax basis in the senior subordinated notes exchanged. See “— Sale, Exchange or Retirement of Senior Subordinated Notes.” It is also possible that the IRS might successfully assert that any such loss should be disallowed under the wash sale rules, in which case the holder’s basis in the subsequently issued senior subordinated notes would be increased to reflect the amount of the disallowed loss. In the case of a taxable exchange, a holder’s initial tax basis in the subsequently issued senior subordinated notes received in the exchange would be the fair market value of such senior subordinated notes on the date of exchange (adjusted to reflect any disallowed loss) and a holder’s holding period in such senior subordinated notes would begin on the day after such exchange.

Regardless of whether a subsequent issuance of senior subordinated notes with OID results in a taxable exchange, such issuance may increase the amount of OID, if any, that you are required to accrue with respect to the senior subordinated notes. Following any subsequent issuance of senior subordinated notes with OID (or any issuance of senior subordinated notes thereafter) and resulting exchange we (and our agents) will report any OID on any subsequently issued senior subordinated notes ratably among all holders of senior subordinated notes and IDSs, and each holder of senior subordinated notes and IDSs will, by purchasing senior subordinated notes or IDSs, as the case may be, agree to report OID in a manner consistent with this approach. Consequently, holders that acquire senior subordinated notes in this offering may be required to report OID as a result of a subsequent issuance (even though they purchased senior subordinated notes having no OID). This will generally result in such holders reporting more interest income over the term of the senior subordinated notes than they would have reported had no such subsequent issuance occurred, and any such additional interest income will be reflected as an increase in the tax basis of the senior subordinated notes, which will generally result in a capital loss (or reduced capital gain) upon a sale, exchange or retirement of the senior subordinated notes. However, the IRS may assert that any OID should be reported only to the persons that initially acquired such subsequently issued senior subordinated notes (and their transferees). In such case, the IRS might further assert that, unless a holder can establish that it is not such a person (or a transferee thereof), all of the senior subordinated notes held by such holder have OID. Any of these assertions by the IRS could create significant uncertainties in the pricing of IDSs and senior subordinated notes and could adversely affect the market for IDSs and senior subordinated notes. You would be required to include any OID in income as ordinary income as it accrues, in advance of the receipt of cash attributable to such income.

The Code generally requires that the payor of interest and OID report to its payees and the IRS the amounts of interest and OID includable in income with respect to such payees, unless an exception to reporting applies. If the senior subordinated notes issued in this Offering are determined as a result of a redetermination of the purchase price allocation or otherwise to be issued with OID and there is a subsequent issuance of senior subordinated notes, or if any subsequent issuance of senior subordinated notes, issued as part of IDSs or separately, are issued with OID, and, in either case, no exception to reporting applies, we may not properly be able to report the amount of OID to the proper payee because all of the senior subordinated notes are being issued and will be traded under the same CUSIP number and will be held in book-entry form in the name of DTC or its nominee. As a result, the identity of the holders of the senior subordinated notes issued with OID may not be known, and hence we may not properly be able to report OID to the IRS and to the proper payees.

In such circumstances, we may choose to report such OID to all holders of senior subordinated notes regardless of whether such holders acquired the senior subordinated notes in the Offering or a subsequent issuance, unless an exception to reporting applies. We believe that such reporting may satisfy the OID reporting requirements and hence reduce or eliminate any exposure to penalties we could be subject to for not properly reporting. Non-U.S. Holders who qualify for the portfolio interest exemption generally should not be subject to OID reporting, and hence generally should not be affected by such reporting.

As a result, a holder subject to OID reporting may be required to report OID even though such holder purchased senior subordinated notes having no OID unless such holder can establish to the IRS that its senior subordinated notes do not have OID. The IRS might assert that, unless a holder can establish that it is not holding senior subordinated notes with OID, all senior subordinated notes held by such holder will have OID. Prospective investors should consult their own tax advisor to determine the particular U.S. federal income tax consequences of OID, including the proper reporting of OID in these circumstances and the applicability and effect of U.S. state and local tax laws.

The penalties potentially applicable to us for failure properly to file and report such OID amounts to the IRS are generally capped at $250,000 for all such failures during any calendar year. However, if such failure were due to intentional disregard of the filing requirement, the penalty would be the greater of $100 for each return with respect to which a failure occurs or 10% of the aggregate amount of items required to be reported correctly. The penalties potentially applicable to us for failure properly to furnish and report such OID amounts to holders with respect to OID on the senior subordinated notes are generally capped at $100,000 for all such failures during any calendar year. However, if such failure were due to intentional disregard of the filing requirement, the penalty would be the greater of $100 for each return with respect to which a failure occurs or 10% of the aggregate amount of items required to be reported correctly. A failure is due to intentional disregard if it is a knowing or willful failure to file timely or to include the correct information, which determination is made based on all the facts and circumstances of the particular case. A failure by us properly to report OID in the case of the IDSs and senior subordinated notes may be treated as due to intentional disregard, and therefore could result in substantial penalties.

It is possible that senior subordinated notes we issue in a subsequent issuance will be issued at a discount to their face value and, accordingly, may have “significant OID” and thus be classified as “applicable high yield discount obligations.” If any such senior subordinated notes were so classified, a portion of the OID on such senior subordinated notes could be nondeductible by us and the remainder would be deductible only when paid. This treatment would have the effect of increasing our taxable income and may adversely affect our cash flow available for interest payments and distributions to our equityholders.

Due to the complexity and uncertainty surrounding the U.S. federal income tax treatment of subsequent issuances and exchanges of senior subordinated notes, prospective investors are urged to consult their tax advisors regarding the applicable tax consequences to them in light of their particular circumstances.

Class A Common Stock

Dividends.  The gross amount of dividends paid to you will be treated as dividend income to you to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such income will be includible in your gross income as ordinary income. Distributions to you in excess of earnings and profits will be treated first as a return of capital that reduces your tax basis in the shares, and after such tax basis is reduced to zero as gain from the sale or exchange of shares of our Class A common stock. For taxable years ending before January 1, 2011, dividends will generally be taxed to you at the rates applicable to long-term capital gains, provided that a minimum holding period and other requirements are satisfied. After December 31, 2010, dividends will be taxed at the same rate as ordinary income.

Sale or Exchange of Class A Common Stock.  Upon the sale, exchange, retirement or other disposition of an IDS, you will be treated as having sold, exchanged or disposed of the senior subordinated notes and shares of our Class A common stock underlying the IDS. Upon the sale, exchange or other disposition of shares of our Class A common stock, you will recognize capital gain or loss in an amount equal to the difference between the portion of the proceeds received for the IDS and allocable to your shares of Class A common stock and your adjusted tax basis in the shares of Class A common stock. As described above under “IDSs — Allocation of Purchase Price,” your adjusted tax basis in the shares of Class A common stock generally will be the portion of the purchase price of your IDSs allocable to the shares of Class A common stock, less any prior distributions that reduced such basis. As discussed above, capital gains of individuals derived with respect to capital assets held for more than one year are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding.  In general, information reporting requirements will apply to payments of principal, interest, including OID, and dividends on our senior subordinated notes and Class A common stock and to the proceeds of sale of IDSs, our senior subordinated notes and Class A common stock paid to a U.S. Holder other than certain exempt recipients (such as corporations). A backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

Consequences to Non-U.S. Holders

The following discussion applies only to Non-U.S. Holders. A “Non-U.S. Holder” is a holder, other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes, that is not a U.S. Holder. This discussion does not deal with situations of certain Non-U.S. Holders subject to special treatment under the Code, such as:

•	U.S. expatriates or former long-term residents of the United States;

•	“controlled foreign corporations;”

•	“passive foreign investment companies;”

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code;

•	Non-U.S. Holders engaged in the active conduct of a U.S. trade or business; and

•	Individual Non-U.S. Holders present in the United States for 183 days or more in the taxable year.

Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Senior Subordinated Notes

Characterization of Senior Subordinated Notes.  As discussed above under “Consequences to U.S. Holders — Senior Subordinated Notes — Characterization of Notes,” our counsel believes that the senior subordinated notes should be treated as debt for U.S. federal income tax purposes. However, no ruling on this issue has been requested from the IRS, and thus there can be no assurance that such a position would be sustained if challenged by the IRS. If the senior subordinated notes were treated as equity rather than debt for U.S. federal income tax purposes, then the senior subordinated notes would be treated in the same manner as shares of our Class A common stock as described below under “Class A Common Stock,” and payments on the senior subordinated notes would be subject to U.S. federal withholding taxes. Payments to Non-U.S. Holders would not be grossed-up on account of any such taxes. In addition, we would be liable for withholding taxes on any interest payments previously made by us to Non-U.S. Holders that are recharacterized as dividends for U.S. federal income tax purposes. The remainder of this discussion assumes that the characterization of the senior subordinated notes as debt for U.S. federal income tax purposes will be respected.

U.S. Federal Withholding Tax.  Subject to the discussion below concerning backup withholding, no withholding of U.S. federal income tax should be required with respect to the payment of principal or interest on a senior subordinated note owned by you under the “portfolio interest rule,” provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on a senior subordinated note is described in section 881(c)(3)(A) of the Code; and

•	you satisfy the statement requirement (described generally below) set forth in section 871(h) and section 881(c) of the Code and the Treasury regulations thereunder.

To satisfy the requirement referred to in the final bullet above, you, or a financial institution holding the senior subordinated note on your behalf, must provide, in accordance with specified procedures, our paying agent with a statement to the effect that you are not a U.S. person. Currently, these requirements will be met if (1) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN or other applicable Form W-8), or (2) a financial institution holding the note on your behalf certifies, under penalties of perjury, that such statement has been received by it and furnishes our paying agent with a copy thereof. The statement requirement referred to in the final bullet above may also be satisfied with other documentary evidence with respect to a note held in an offshore account or through certain foreign intermediaries.

If you cannot satisfy the requirements of the “portfolio interest rule” described in the bullets above, payments of interest (including payments in respect of OID) made to you will be subject to a 30% withholding tax unless you provide us or our paying agent, as the case may be, with a properly executed:

•	IRS Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•	IRS Form W-8ECI stating that interest paid on the senior subordinated note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

Alternative documentation may be applicable in special situations, such as in the case of non-U.S. governments or pass-through entities organized under non-U.S. law.

Sale or Exchange of Notes.  Upon the sale, exchange, retirement or other disposition of IDSs, you will be treated as having sold, exchanged or disposed of the senior subordinated note and the Class A common stock represented by the IDSs. Any gain realized upon the sale, exchange, retirement or other disposition of a senior subordinated note generally will not be subject to U.S. federal income tax.

Class A Common Stock

Dividends.  Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you wish to claim the benefit of an applicable treaty rate (and also avoid backup withholding as discussed below) for dividends, you will be required to:

•	complete IRS Form W-8BEN (or other applicable Form W-8) and certify under penalties of perjury that you are not a U.S. person and that you are entitled to the benefits of the applicable treaty; or

•	if the shares of our Class A common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations.

Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Retirement of Class A Common Stock.  Upon the sale, exchange, retirement or other disposition of IDSs, you will be treated as having sold, exchanged, retired or disposed of the shares of the senior subordinated notes and Class A common stock underlying the IDSs. You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of shares of our Class A common stock unless we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

We believe we are not and do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

The amount of interest payments and dividends paid to you and the amount of tax, if any, withheld with respect to such payments will be reported annually to the IRS.

Copies of the information returns reporting such interest payments, dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, backup withholding will be required with respect to payments made by us or any paying agent to you, unless a statement described in the fourth bullet under “Consequences to Non-U.S. Holders — Senior Subordinated Notes — U.S. Federal Withholding Tax” has been received (and we or the paying agent do not have actual knowledge or reason to know that you are a U.S. person).

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of IDSs, Class A common stock or senior subordinated notes within the United States or conducted through U.S.-related financial intermediaries unless a statement described in the fourth bullet under “Consequences to Non-U.S. Holders — Senior Subordinated Notes — U.S. Federal Withholding Tax” has been received (and we or the paying agent do not have actual knowledge or reason to know that you are a U.S. person) or you otherwise establish an exemption. However, any payments of interest and dividends to you will be reported on IRS Form 1042-S even if the payments are not otherwise subject to information reporting requirements.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

Certain ERISA Considerations

The following is a summary of certain considerations associated with the purchase of the IDSs by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended, or ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code, or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, Similar Laws), and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements (each, a Plan).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an ERISA Plan) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the IDSs on behalf of, or with the assets of, any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Whether or not our underlying assets are deemed to include “plan assets,” as described below, the acquisition and/or holding of the IDSs by an ERISA Plan with respect to which we, the underwriters, the trustee or the guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor, or the DOL, has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of the IDSs. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

Plan Asset Issues

ERISA and the Code do not define “plan assets.” However, regulations (the Plan Asset Regulations) promulgated under ERISA by the DOL generally provide that when an ERISA Plan acquires an equity interest in an entity that is an “operating company,” or the equity interest is a “publicly-offered security” (in each case as defined in the Plan Asset Regulations), such equity interest will be a “plan asset,” but the underlying assets of the entity will not be deemed “plan assets.” The Plan Asset Regulations define an “equity interest” as any interest in an entity, other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features. Therefore, we anticipate that shares of our common stock would be considered an equity interest and our senior subordinated notes should be treated as indebtedness. Under the Plan Asset Regulations, an “operating company” is defined as “an entity that is primarily engaged, directly or through a majority owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital.” Because we are engaged in the business of providing telephone services and operating rural local exchange carriers, we believe that we are an “operating company” for purposes of the Plan Asset Regulations, although no assurance can be given in this regard.

Alternatively, under the Plan Asset Regulations, a “publicly offered security” is a security that is: (a) “freely transferable,” (b) part of a class of securities that is “widely held,” and (c)(i) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities to which such security is a part is registered under the Securities Exchange Act of 1934, or the Exchange Act, within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (ii) is part of a class of securities that is registered under Section 12 of the Exchange Act. We intend to effect such a registration under the Securities Act and Exchange Act. The Plan Asset Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial offering thereof as a result of events beyond the control of the issuer. It is anticipated that the IDSs will be “widely held” within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard. The Plan Asset Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all the relevant facts and circumstances. It is anticipated that the IDSs will be “freely transferable” within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard.

Plan Asset Consequences

If we cease to be an operating company and the IDSs cease to be publicly offered securities within the meaning of the Plan Asset Regulations, our assets could be deemed to be “plan assets” under ERISA, unless, at such time, another exemption is available under the Plan Asset Regulations. This would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by us and (ii) the possibility that certain transactions in which we might seek to engage could constitute “prohibited transactions” under ERISA and the Code. As a result, we may be precluded from engaging in otherwise favorable transactions with persons who may be parties in interest or disqualified parties, as defined above.

Because of the foregoing, the IDSs should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Note

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the IDSs on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the IDSs.

Underwriting

We have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., UBS Securities LLC and Raymond James & Associates, Inc. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of IDSs by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of IDSs, but is not responsible for the commitment of any other underwriter to purchase IDSs. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of IDSs of common stock set forth opposite its name below:

Underwriter	Number of IDSs

CIBC World Markets Corp.	1,120,000
UBS Securities LLC	1,120,000
Raymond James & Associates, Inc.	560,000
Robert W. Baird & Co. Incorporated	50,000
Gunnallen Financial, Inc.	50,000
BMO Capital Markets Corp.	50,000
Janney Montgomery Scott LLC	50,000

Total	3,000,000

The underwriters have agreed to purchase all of the IDSs offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase IDSs, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

This offering is being made concurrently in the United States and in all the provinces (other than Quebec) and territories of Canada. The IDSs will be offered in the United States and Canada through certain of the underwriters, either directly or through their respective U.S. or Canadian registered broker-dealer affiliates. Subject to applicable law, the underwriters may offer the IDSs outside of the United States and Canada.

The IDSs should be ready for delivery on or about July 5, 2007 against payment in immediately available funds. The underwriters are offering the IDSs subject to various conditions and may reject all or part of any order. The representatives have advised us that the underwriters propose to offer the IDSs directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the IDSs to other securities dealers at such price less a concession of $0.594 per IDS. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $0.10 per IDS to other dealers. After the IDSs are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 450,000 additional IDSs from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase IDSs covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be $68,310,000 and the total proceeds to us will be $64,894,500. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional IDSs proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

	Total Without Exercise of	Total With Full Exercise of
Per IDS	Over-Allotment Option	Over-Allotment Option

$0.99	$2,970,000	$3,415,500

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $1,500,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and applicable Canadian securities laws.

We, our officers and directors have agreed to a 60 day “lock up” with respect to the IDSs, shares of our class A common stock, shares of our class B common stock and the senior subordinated notes that they beneficially own, including securities that are convertible into IDSs, shares of our class A common stock, shares of our class B common stock and the senior subordinated notes and securities that are exchangeable or exercisable for IDSs, shares of our class A common stock, shares of our class B common stock and the senior subordinated notes. This means that, for a period of 60 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. The 60-day restricted period described above will be extended if:

•	during the last 17 days of the 60-day restricted period we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 60-days restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 60-day restricted period,

in which events, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase IDSs before the distribution of the IDSs is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions — The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the IDSs, so long as stabilizing bids do not exceed a specified maximum. We have been advised by the representatives that on June 28, 2007, they made a stabilization purchase of 1,000 IDS, on the American Stock Exchange at a price of $19.75 per IDS prior to the determination of the public offering price.

•	Over-allotments and syndicate covering transactions — The underwriters may sell more IDSs in connection with this offering than the number of IDSs than they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional IDSs in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing IDSs in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of IDSs available for purchase in the open market, as compared to the price at which they may purchase IDSs through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing IDSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the IDSs that could adversely affect investors who purchase IDSs in this offering.

•	Penalty bids — If the representatives purchase IDSs in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those IDSs as part of this offering.

Pursuant to the policy statements of certain Canadian securities regulators, in Canada, the underwriters may not, throughout the period of distribution, bid for or purchase the IDSs. Such restriction is subject to certain exceptions, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the IDSs, including: (1) a bid or purchase permitted under the by-laws and rules of the Toronto Stock Exchange relating to market stabilization and passive market making activities; and (2) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution. Under the first mentioned exemption, in connection with this offer, the underwriters in Canada may over-allot or effect transactions which stabilize or maintain the market price of the IDSs at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of the IDSs may have the effect of raising or maintaining the market price of the IDSs or preventing or mitigating a decline in the market price of the IDSs. As a result, the price of the IDSs may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the IDSs if it discourages resales of the IDSs.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the IDSs. These transactions may occur on the American Stock Exchange, the Toronto Stock Exchange or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

We were advised by the representatives that they currently intend to make a market in the IDSs, and, upon the separation of an IDS, in the senior subordinated notes and the shares of Class A common stock, in each case in accordance with customary market practice and applicable legal and regulatory requirements. However, the representatives are not obligated to do so and may discontinue any market-making activities with respect to any of these securities at any time without notice. Moreover, if and to the extent that the representatives make any market for these securities, there can be no assurance that such market would provide sufficient liquidity for any holder of any of these securities.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters and certain of the underwriters or securities dealers may distribute prospectuses electronically. The representatives may agree to allocate a number of IDSs to underwriters for sale to their online brokerage account holders. The representatives will allocate IDSs to underwriters that may make Internet distributions on the same basis as other allocations.

An automatic exchange described elsewhere in this prospectus should not impair the rights any holder would otherwise have to assert a claim under applicable securities laws against us or the underwriters, with respect to the full amount of senior subordinated notes purchased by such holder in this offering, including senior subordinated notes received by such holder in an automatic exchange.

Affiliates of CIBC World Markets Corp. collectively own approximately 1.9% of funds managed by Seaport Capital. The underwriters have provided, and may continue to provide, from time to time investment banking, commercial banking, advisory and other services to us and our affiliates for customary fees and expenses in the ordinary course of their business. CIBC World Markets Corp. provided advisory services to us in connection with the acquisition of Mid-Maine in July 2006 for which they received customary fees.

Legal Matters

The validity of the IDSs offered hereby and the shares of our Class A common stock and senior subordinated notes represented thereby and the validity of the subsidiary guarantees will be passed upon for us by Dorsey & Whitney LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

Experts

The consolidated financial statements of Otelco Inc. included in this prospectus and in the registration statement of which this prospectus forms a part have been audited by BDO Seidman, LLP, independent registered public accounting firm, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the registration statement, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

Duff & Phelps, LLC, in a consent filed with the registration statement, of which this prospectus is a part, has consented to the references in the section of this prospectus entitled “Material U.S. Federal Income Tax Considerations — Consequences to U.S. Holders — Senior Subordinated Notes — Characterization of Notes,” to it and its opinions relating to the terms of the senior subordinated notes and our capitalization referenced in such paragraphs rendered to us and our counsel. Such opinions are for the purpose of assisting us and our counsel with respect to certain matters related to certain U.S. federal income tax determinations and opinions referred to in this prospectus and are referred to based on the reputation and experience of said firm in financial advisory matters.

Where You Can Find More Information

We are subject to the informational requirements of the Securities Exchange Act of 1934. In accordance with the Exchange Act, we file periodic reports, proxy statements and information statements and other information with the Securities and Exchange Commission.

We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-3 under the Securities Act with respect to the securities offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our company and the securities offered hereby, reference is made to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete; reference is made in each instance to the copy of such contract or any other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by such reference to such exhibit.

You may read and copy the registration statement, the related exhibits and the reports, proxy statements and other information we file with the SEC at the SEC’s public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1.800.SEC.0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website’s address is www.sec.gov. Otelco Inc.’s SEC filings are also available to the public, free of charge, from our website at www.otelco.net.

You may also request a copy of these filings, at no cost, by writing or telephoning us at:

Otelco Inc.
505 Third Avenue East
Oneonta, Alabama 35121
Attention: Chief Financial Officer
(205) 625-3574

The SEC allows us to incorporate by reference in this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference in this prospectus the information contained in the following documents (other than any portions of the respective filings that were furnished under applicable SEC rules rather than filed):

•	our annual report on Form 10-K/A for the year ended December 31, 2006 filed on June 14, 2007 as further amended on June 25, 2007;

•	our definitive proxy statement on Schedule 14A filed on April 17, 2007, as amended or supplemented;

•	our quarterly report on Form 10-Q/A for the quarterly period ended March 31, 2007 filed on June 14, 2007 as further amended on June 25, 2007;

•	our current report on Form 8-K filed on May 8, 2007; and

•	the description of our Income Deposit Securities, and the shares of Class A Common Stock and Senior Subordinated Notes due 2019 represented thereby and the related subsidiary guarantees of the Senior Subordinated Notes due 2019 contained in our registration statement on Form 8-A (Registration No. 001-32362) filed on November 22, 2004, including any amendment or report filed for the purpose of updating such description.

We are also incorporating by reference all other reports that we will file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than any portions of the respective filings that will be furnished under applicable SEC rules rather than filed) until all the shares of securities that are offered under this prospectus are sold. The information that we file with the SEC after the date of this prospectus and prior to the completion of the offering of the securities under this prospectus will update and supersede the information contained in this prospectus and incorporated filings. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

You may obtain copies of these documents from us, free of cost, by contacting us at the address or telephone number provided immediately above.

3,000,000 IDSs

PROSPECTUS

June 29, 2007

CIBC World Markets

UBS Investment Bank

Raymond James

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.